Form 10-K, Exhibit 13
period 1994-01-27
LONGS DRUG STORES CORP
filed 1994-04-15
CIK 764762

LONGS DRUGS

WORKING TOGETHER FOR A HEALTHY COMMUNITY

[Photograph]

1994 ANNUAL REPORT

LONGS - 55 YEARS OF COMMUNITY INVOLVEMENT

[Photograph]

OUR FOUNDER'S LEGACY

When a business is created, it begins with an idea. Joe and Tom Long's idea when they started Longs in 1938, was to open a general store, put a pharmacy in it, and be among the first to offer self-service. They combined neighborly convenience and value with the philosophy of "TREAT THE CUSTOMER AS YOU WOULD LIKE TO BE TREATED."
These are good ideas, and they serve Longs well today; but the legacy left by Tom and Joe involves much more. In 55 years they built a debt free business that produces more than two billion dollars in annual sales. They established a decentralized retail organization before empowerment and autonomy were fashionable.

Over the years Joe and Tom impressed their philosophy upon the minds of those who run the business today. Some of the cardinal tenets of that philosophy include: "BE SURE TO OFFER THE CUSTOMER VALUE." "EACH STORE SHOULD SERVE IT'S OWN CUSTOMERS." "WORK HARD." "THE ONLY WAY TO MAKE MONEY IS TO SHARE IT."
"WE VIEW OUR STORE MANGERS AS ENTREPRENEURS." "YOU CAN'T SELL FROM AN EMPTY WAGON." "OUR STORES MUST BE BRIGHT AND CLEAN." "DARE TO BE DIFFERENT; STRIVE TO IMPROVE."

Our founder's legacy can be seen in our people and in our commitment to the communities that we serve. Their legacy also lives in the financial strength of our company, and in the fertile environment that Joe and Tom nurtured which offers a wealth of opportunity to us all. We will not forget.

FINANCIAL HIGHLIGHTS


(THOUSANDS EXCEPT PER SHARE DATA)                    1994                 1993
- -------------------------------------------------------------------------------
SALES                                          $2,499,224           $2,475,475
- -------------------------------------------------------------------------------
NET INCOME                                         52,782               52,993
- -------------------------------------------------------------------------------
 PER SHARE                                           2.56                 2.58
- -------------------------------------------------------------------------------
DIVIDENDS                                          22,990               22,812
- -------------------------------------------------------------------------------
 PER SHARE                                           1.12                 1.11
- -------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                              499,607              458,211
- -------------------------------------------------------------------------------
 PER SHARE*                                         23.92                22.07
- -------------------------------------------------------------------------------
WORKING CAPITAL                                   143,981              136,676
- -------------------------------------------------------------------------------


* BASED ON STOCKHOLDERS' EQUITY EXCLUDING COMMON STOCK CONTRIBUTION TO PROFIT SHARING PLAN.


                               TO OUR SHAREHOLDERS


We believe that we will look back upon fiscal 1994 in the years to come as the time during which we achieved a new sense of focus and direction. As a result of that focus, we have made significant progress and initiated important changes in our operations.

MILESTONES ACHIEVED

[Photograph]

This past year your company reached several milestones in a challenging business environment.

- - We added a record number of stores, including the acquisition of a small drug chain.

- - We refined our "store within a store" concept with new merchandising strategies, fixtures, and layouts.

- - We realigned district boundaries and enhanced our executive ranks with a few new faces and fresh ideas.

- -  We performed well in highly competitive and recessionary circumstances.

- -  We defined our mission and outlined our plans for the future.


The details that surround these milestones illustrate why fiscal 1994 will prove to be pivotal for your company.

RECORD EXPANSION

[Photograph]

We added an unprecedented 31 stores to our roster this fiscal year. In September we purchased Bill's Drugs, a northern California chain of 20 stores. In addition, we opened seven traditional Longs stores, four Longs Pharmacies and relocated two stores. As of March 29, 1994, Longs operates 308 stores in five western states.

Along with the acquisition of Bill's came new customers, new employees, and fresh ideas that have energized our Longs family and enhanced our stores.

The four Longs Pharmacies opened during the year are a part of our growing small store program. A Longs Pharmacy is smaller than our typical 15,000 to 25,000 square foot store, and usually does not stock all the categories found in our larger stores. We are gratified by the growth and the strength of this smaller store format. Longs Pharmacies provide entry into markets that would otherwise be denied us. Longs currently operates a total of 15 such pharmacies.

EVOLVING ROLE OF PHARMACY

The pharmacy is central to our business. Significant and ongoing changes in health care affect how we conduct that business. The growing national debate about the delivery and cost of health care, new regulatory requirements such as mandatory consultation on all new prescriptions, and the growing presence of third party payors compels us to further strengthen our pharmacy operation and practices.

This year we placed Diabetes Centers in all of our stores to help underscore the growing presence of the pharmacy in the delivery of health care. Stronger links are being forged with service organizations such as the American Diabetes Association and the American Heart Association to assist in their efforts to improve the health of our communities.

LONGS FOR A HEALTHY COMMUNITY

[Photograph]

Longs stores and our corporate organization alike are involved in many community-directed initiatives. This past year we organized the 11th Annual Senior Citizens Thank-you Party in Reno; inoculated thousands of customers against the flu in our stores, and distributed thousands of gallons of drinking water and other emergency supplies to victims of the Los Angeles earthquake. All of these projects and many more are all part of LONGS FOR A HEALTHY COMMUNITY.

Community service projects, like the ones just described, illustrate the essence of Longs service agenda. LONGS FOR A HEALTHY COMMUNITY is more than a slogan, it describes how we view our business.


[Photograph]

TECHNOLOGY UPDATE

The roll-out of our scanning project is 90% complete as of March 1994. We are now entering a phase that will focus on systems specifically designed to increase profitability, identify new business opportunities, and much more.

We are starting to reap the benefits of this significant investment. Faster and easier sales tracking, excess inventory reports, and ability to easily coordinate pricing in groups of stores are just three ways that our information system improves our operation.

Much of the success of this new system is due to the outstanding efforts of our MIS Department headed by Brian Kilcourse who was promoted to Chief Information Officer last summer.

[Photograph]

EXECUTIVE CHANGES

Other changes were made in our executive ranks. These changes were prompted by the retirement of some district managers, the reassignment of others, and the realignment of some of our store districts.

Over the past six months seven new district managers have been appointed. All of our new District Managers have many years of experience as Longs store managers. They are effective leaders and are recognized retail experts who know how to make a store profitable.

Terry Burnside, who joins us as Merchandise Manager, served as Vice President of Operations at Bill's Drugs prior to coming to Longs. Terry brings considerable marketing and retail experience to his position.

[Photograph]

PEOPLE

We recognize that it is our people who will provide the real differentiation in the marketplace of the 90s. Fortunately, we have a strong existing base of educated and skilled people in our stores, and we have ongoing, developmental programs on line to ensure we retain this competitive edge.

Our strong family culture and the commitment of our people to excellence in service make a profound contribution to our success. The recent earthquake disaster in Southern California again brought this fact into sharp focus. Senior Vice President Bill Brandon recently said, "The quick response and hard work of our people following the quake kept our losses to a minimum!"

[Photograph]

LONGS PERFORMANCE

The economic climate this past year yielded some solid results, especially when compared to other retailers in our markets. Our stores performed particularly well in the fourth quarter which saw growth in both sales and earnings compared to last year. We achieved these positive results in spite of one-time costs associated with the Los Angeles earthquake and the acquisition of 20 Bill's Drug Stores.

[PHOTOGRAPH]

MISSION AND STRATEGY

Over the past year we outlined your company's mission and identified the principle elements of our plan. Those elements include:

- -    Reducing overall operating costs
- -    Changing the role of our Marketing Department to reduce acquisition costs
- -    Enhancing our growth strategy for the pharmacy
- -    Further development of retail technology
- -    Exploring additional growth opportunities

We assigned responsibility for each of those elements to a senior member of management, and we are pleased to report that significant progress has already been achieved.


[PHOTO]

THE YEAR AHEAD

The year ahead holds much promise for your company. Benefits from our scanning system are now beginning to be achieved. Our executive ranks have been enlivened through recent appointments, and with all management committed to our plan, we anticipate significant progress.

We believe that Longs is poised for a new era of innovation and development that honors the legacy left to us by our founders. We are confident that through partnering with suppliers, the dedication of our people and the ongoing support of you, our shareholders, we will realize the positive outcome that we all seek.



/s/ S.D. Roath
S.D. Roath
PRESIDENT



/s/ R.M. Long
R.M. Long
CHIEF EXECUTIVE OFFICER


Walnut Creek, California, March 29, 1994

[PHOTOGRAPH]

NEW STORES INCREASE OUR SALES BASE



[PHOTOGRAPH]

BILL'S DRUGS JOINS OUR FAMILY


[PHOTOGRAPH]

DESCRIPTION OF THE COMPANY

Longs Drug Stores has operated exclusively in the retail drug industry for over 55 years. By the end of January 1994, store count had grown to 305, including 267 stores in California, 24 in Hawaii, 6 each in Colorado and Nevada, and 2 in Alaska.

Total retail sales square footage increased 8% to 4.9 million square feet during 1994. Although our stores vary in size, the average store opened in the last five years is approximately 20,000 square feet, with 67% devoted to selling space. Sales per store averaged $9.0 million for fiscal 1994.

The Company's decentralized philosophy allows store managers to enhance the product mix of their store based on customer preferences in the communities they serve. Longs sells nationally advertised name-brand merchandise. Customers are provided additional value with other items sold under Longs private label.

Longs General Offices provide accounting, personnel, real estate, and legal services to the stores in addition to acting as a communications center for information on marketing and merchandising. The General Offices and 117 stores are Company-owned buildings on Company-owned land; 42 stores are Company owned buildings on leased land; and 146 stores are totally leased.


MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Sales for fiscal year 1994 increased 1% over fiscal year 1993, which increased 5% over fiscal year 1992. Sales in stores acquired from Bill's Drugs, Inc. totaled $28.6 million for 1994. The Company estimates that 2% of sales in fiscal 1994, 3% in 1993, and 3% in 1992 were attributable to inflation.

Pharmacy continues as the focal point of our business, accounting for 28.7% of sales in 1994 as compared to 27.0% in 1993 and 25.2% in 1992. Photo, Cosmetics, and Greeting Cards are other core categories complementing our business.

The Company's gross margin improved to 25.5% in 1994, compared to 24.7% in 1993, and 24.9% in 1992. Stronger margins in 1994 resulted from our pricing and product acquisition strategies which utilize information gathered through our new Scanning Project.

Operating, administrative, and occupancy expenses as a percentage of sales were 22.2% in 1994, 21.2% in 1993, and 21.1% in 1992. Costs were in line with our expectations. The roll-out of the Scanning Project and the addition of 31 new stores have increased expenses, while the sluggish California economy and stiff competition have continued to restrain sales growth. Expenses, as a result, increased as a percentage of sales.

The acquisition of Bill's Drugs, Inc. was made with the issuance of approximately $10.3 million in Longs common stock and the assumption of approximately $13.6 million in liabilities.

Adoption in 1994 of mandated rules (SFAS 109) relating to income taxes resulted in a one-time increase in earnings of $3.0 million. The Omnibus Budget Reconciliation Act of 1993 increased the federal statutory rate from 34 percent to 35 percent, resulting in additional income tax expense of $1.2 million, including $376 thousand to revalue existing deferred liabilities to reflect the increased rate.

During 1994 the Company repurchased 213 thousand shares of its common stock at market values totaling $7.1 million.

FINANCIAL CONDITION OF THE COMPANY

Net cash provided by operations in 1994 was $114.2 million, compared with $71.1 million in 1993, and $83.6 million in 1992. Improvement was primarily the result of lower store inventories achieved through better inventory management, a benefit of the Scanning Project. Expenditures for new store construction, store remodels, the Scanning Project, dividends, and stock repurchases have been and will continue to be funded from operations and cash reserves. To maintain desired working capital the Company utilizes short-term lines of credit available from several banks.

The Company has invested $62.4 million in capital expenditures for 1994, $55.4 million for 1993, and $59.7 million for 1992, including $7.5 million, $11.8 million, and $18.3 million in each of these years relating to the rollout of the Scanning Project.

STATEMENTS OF CONSOLIDATED INCOME
- ---------------------------------------------------------------------------------------------

                                                               FOR THE FISCAL YEARS ENDED
                                                         January 27   January 28   January 30
                                                            1994         1993         1992
- ---------------------------------------------------------------------------------------------
                                                         -----THOUSANDS EXCEPT PER SHARE-----
SALES                                                    $2,499,224   $2,475,475   $2,365,916
COST AND EXPENSES:
  Cost of merchandise sold                                1,863,092    1,863,172    1,775,927
  Operating and administrative                              439,004      423,959      406,579
  Occupancy                                                 114,877      100,851       92,131
- ---------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME                                82,251       87,493       91,279
TAXES ON INCOME                                              32,500       34,500       35,900
- ---------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE                                49,751       52,993       55,379
CUMULATIVE EFFECT OF ACCOUNTING CHANGE                        3,031           --           --
- ---------------------------------------------------------------------------------------------
NET INCOME                                               $   52,782   $   52,993   $   55,379
- ---------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------
PER COMMON SHARE:
  Income Before Cumulative Effect of Accounting Change        $2.41        $2.58        $2.71
  Cumulative Effect of Accounting Change                        .15           --           --
  -------------------------------------------------------------------------------------------
  NET INCOME                                                  $2.56        $2.58        $2.71
  DIVIDENDS                                                   $1.12        $1.11        $1.07
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                20,592       20,538       20,417
- ---------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


INDEPENDENT AUDITORS' REPORT

LONGS DRUG STORES CORPORATION:

WE HAVE AUDITED THE ACCOMPANYING CONSOLIDATED BALANCE SHEETS OF LONGS DRUG STORES CORPORATION AND ITS SUBSIDIARY AS OF JANUARY 27, 1994 AND JANUARY 28, 1993, AND THE RELATED STATEMENTS OF CONSOLIDATED INCOME, CONSOLIDATED STOCKHOLDERS' EQUITY AND CONSOLIDATED CASH FLOWS FOR EACH OF THE THREE FISCAL YEARS IN THE PERIOD ENDED JANUARY 27, 1994. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDITS.

WE CONDUCTED OUR AUDITS IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDITS PROVIDE A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, SUCH CONSOLIDATED FINANCIAL STATEMENTS PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF THE COMPANIES AT JANUARY 27, 1994 AND JANUARY 28, 1993, AND THE RESULTS OF THEIR OPERATIONS AND THEIR CASH FLOWS FOR EACH OF THE THREE FISCAL YEARS IN THE PERIOD ENDED JANUARY 27, 1994 IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

AS DISCUSSED IN THE NOTE TO THE FINANCIAL STATEMENTS ENTITLED "TAXES ON INCOME", THE COMPANY CHANGED ITS METHOD OF ACCOUNTING FOR INCOME TAXES EFFECTIVE
JANUARY 29, 1993 TO CONFORM WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS
NO. 109.



/s/ Deloitte & Touche
DELOITTE & TOUCHE
SAN FRANCISCO, CALIFORNIA
FEBRUARY 25, 1994

CONSOLIDATED BALANCE SHEETS
- --------------------------------------------------------------------------------------


                                                                JANUARY 27  JANUARY 28
                                                                   1994        1993
- --------------------------------------------------------------------------------------
                                                                -------THOUSANDS------
ASSETS
CURRENT ASSETS:
  Cash and equivalents                                           $ 42,512    $ 33,070
  Pharmacy and other receivables                                   50,639      40,488
  Merchandise inventories                                         280,524     273,933
  Deferred income taxes                                            14,270      10,070
  Other                                                             2,537       1,967
- -------------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS                                          390,482     359,528
- -------------------------------------------------------------------------------------
PROPERTY:
  Land                                                             77,617      70,348
  Buildings and leasehold improvements                            286,871     257,278
  Equipment and fixtures                                          228,533     203,476
  Beverage licenses                                                 6,961       6,930
- -------------------------------------------------------------------------------------
    Total property - at cost                                      599,982     538,032
  Less accumulated depreciation                                   199,272     171,370
- -------------------------------------------------------------------------------------
    PROPERTY - NET                                                400,710     366,662
- -------------------------------------------------------------------------------------
OTHER NON-CURRENT ASSETS                                            3,612          --
- -------------------------------------------------------------------------------------
    TOTAL                                                        $794,804    $726,190
- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                               $142,578    $121,983
  Short-term borrowings                                                --      10,000
  Employee compensation and benefits                               52,065      48,999
  Taxes payable                                                    23,179      22,723
  Current portion of guarantee                                      1,841       1,694
  Other                                                            26,838      17,453
- -------------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES                                     246,501     222,852
- -------------------------------------------------------------------------------------
GUARANTEE OF PROFIT SHARING PLAN DEBT                              13,821      16,251
- -------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                              34,875      28,876
- -------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
  Common stock (20,654,000 and 20,413,000 shares outstanding)      10,327      10,207
  Additional capital                                              104,518      93,697
  Common stock contribution to Profit Sharing Plan                  5,530       4,775
  Guarantee of Profit Sharing Plan debt                           (15,662)    (17,945)
  Retained earnings                                               394,894     367,477
- -------------------------------------------------------------------------------------
    TOTAL STOCKHOLDERS' EQUITY                                    499,607     458,211
- -------------------------------------------------------------------------------------
      TOTAL                                                      $794,804    $726,190
- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENTS OF CONSOLIDATED CASH FLOWS
- ---------------------------------------------------------------------------------------------------------------------------------

                                                                                                  FOR THE FISCAL YEARS ENDED
                                                                                             January 27   January 28   January 30
                                                                                                1994         1993         1992
                                                                                             --------------THOUSANDS-------------
- ---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Receipts from customers                                                                    $2,490,558   $2,472,834   $2,367,643
  Payments for merchandise                                                                   (1,840,876)  (1,883,001)  (1,798,042)
  Payments for operating, administrative, and occupancy expenses                               (503,891)    (483,319)    (447,778)
  Income tax payments                                                                           (31,628)     (35,366)     (38,227)
- ---------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                                   114,163       71,148       83,596
- ---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
  Payments for property additions                                                               (62,402)     (55,384)     (59,693)
  Receipts from property dispositions                                                             2,349        7,310        2,606
- ---------------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                                       (60,053)     (48,074)     (57,087)
- ---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
  Proceeds from (repayment of) short-term borrowings                                            (10,000)      10,000      (12,000)
  Repayment of debt assumed from Bill's Drugs, Inc.                                              (4,613)          --           --
  Proceeds from sale of common stock to Profit Sharing Plan                                          --          357          859
  Repurchase of common stock                                                                     (7,065)      (6,004)          --
  Dividend payments                                                                             (22,990)     (22,812)     (21,858)
- ---------------------------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                                       (44,668)     (18,459)     (32,999)
- ---------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                                       9,442        4,615       (6,490)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                                        33,070       28,455       34,945
- ---------------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                          $   42,512   $   33,070   $   28,455
- ---------------------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
  Net income                                                                                 $   52,782   $   52,993   $   55,379
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                                33,241       28,429       23,271
    Deferred income taxes                                                                         2,857       (1,519)         763
    Restricted stock awards                                                                       1,350        1,993        1,936
    Common stock contribution to benefit plans                                                    5,530        4,775        4,120
    Tax benefits credited to Stockholders' equity                                                  (324)       1,394        1,591
    Cumulative effect of accounting change                                                        3,031           --           --
    Changes in assets and liabilities net of effects from acquisition of Bill's Drugs, Inc.:
      Pharmacy and other receivables                                                             (8,868)      (3,663)       3,392
      Merchandise inventories                                                                     4,586       (5,625)     (17,134)
      Other current assets                                                                         (433)         803          163
      Current liabilities                                                                        20,411       (8,432)      10,115
- ---------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                                $  114,163   $   71,148   $   83,596
- ---------------------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY


                                                  Common Stock              Profit Sharing  Guarantee of                  Total
                                                 --------------  Additional      Plan      Profit Sharing   Retained  Stockholders'
(THOUSANDS)                                      Shares  Amount   Capital   Contributions    Plan Debt      Earnings     Equity
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 31, 1991                      20,170  $10,085   $ 73,774      $8,410       ($21,980)     $308,964   $379,253

Net income                                                                                                     55,379     55,379
Dividends ($1.07 per share)                                                                                   (21,858)   (21,858)
Profit Sharing Plan:
  Issuance of stock for FY91 contribution           231       116      8,294      (8,410)                                      0
  Stock portion of FY92 contribution                                               4,120                                   4,120
  Sale of stock to plan                              19        10        849                                                 859
  Reduction of plan debt                                                                          1,934                    1,934
Restricted stock awards                              21        10      1,926                                               1,936
Tax benefits related to employee stock plans                           1,591                                               1,591
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 30, 1992                      20,441    10,221     86,434       4,120        (20,046)      342,485    423,214

Net income                                                                                                     52,993     52,993
Dividends ($1.11 per share)                                                                                   (22,812)   (22,812)
Profit Sharing Plan:
  Issuance of stock for FY92 contribution           117        59      4,261      (4,120)                                    200
  Stock portion of FY93 contribution                                               4,775                                   4,775
  Sale of stock to plan                              10         5        352                                                 357
  Reduction of plan debt                                                                          2,101                    2,101
Restricted stock awards                              18         9      1,984                                               1,993
Tax benefits related to employee stock plans                           1,394                                               1,394
Repurchase of common stock                         (173)      (87)      (728)                                  (5,189)    (6,004)
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 28, 1993                      20,413    10,207     93,697       4,775        (17,945)      367,477    458,211

Net income                                                                                                     52,782     52,782
Dividends ($1.12 per share)                                                                                   (22,990)   (22,990)
Profit Sharing Plan:
  Issuance of stock for FY93 contributions          132        66      4,709      (4,775)                                      0
  Stock portion of FY94 contribution                                               5,530                                   5,530
  Purchase of stock from plan                      (121)      (60)    (3,965)                                             (4,025)
  Reduction of plan debt                                                                          2,283                    2,283
Restricted stock awards                               5         1      1,349                                               1,350
Tax benefits related to employee stock plans                            (512)                                     188       (324)
Repurchase of common stock                          (92)      (46)      (431)                                  (2,563)    (3,040)
Acquisition of Bill's Drugs, Inc.:
  Stock issued                                      317       159     10,184                                              10,343
  Related costs                                                         (513)                                               (513)
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 27, 1994                      20,654   $10,327   $104,518      $5,530       ($15,662)     $394,894   $499,607
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

THE CONSOLIDATED FINANCIAL STATEMENTS include Longs Drug Stores Corporation and Longs Drug Stores California, Inc., its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated.

FISCAL YEARS end the last Thursday of January. Certain reclassifications have been made to the fiscal 1993 and 1992 financial statements in order to conform to fiscal 1994 presentation.

CASH AND EQUIVALENTS include all highly liquid investments with maturities of three months or less.

MERCHANDISE INVENTORIES are valued using the last-in, first-out (LIFO) method. The excess of specific cost over LIFO values was $126.0 and $119.5 million at the 1994 and 1993 year ends.

ACCOUNTS PAYABLE includes $18.4 million and $17.0 million of outstanding checks at year end 1994 and 1993. This classification was adopted in 1994 and reported "Net cash provided by operating activities" was increased by $.5 million in 1993 and decreased by $8.8 million in 1992.

PROPERTY is depreciated using the straight-line method and estimated useful lives of twenty to thirty-three years for buildings, life of the lease for leasehold improvements, and three to twenty years for equipment and fixtures. Software development costs associated with the Scanning Project are amortized over estimated useful lives of eight years. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.

OTHER NON-CURRENT ASSETS consist of pharmacy files and goodwill (resulting from Bill's acquisition) and are amortized under a straight line method over estimated useful lives of five to ten years.

NEW STORE OPENING COSTS, primarily labor to stock shelves, pre-opening advertising and store supplies, are charged to expense as incurred.

INCOME TAXES - In 1994, the Company adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS 109) which requires the use of the liability method of accounting for deferred income taxes. Deferred income taxes are recorded based upon the differences between the financial statement and tax basis of assets and liabilities.

EARNINGS PER COMMON SHARE are calculated by dividing net income by the weighted average number of shares outstanding.

LEASES AND OTHER OBLIGATIONS

A significant portion of store properties are leased, having original terms ranging from ten to twenty-five years with renewal options covering approximately twenty additional years in five-year to ten-year increments. Leases provide for minimum annual rent with provisions for additional rent based on a percentage of sales. Lease rentals for 1994, 1993, and 1992 were $26.5, $24.5, and $23.1 million, of which $19.5, $17.3, and $16.4 million represent minimum payments.

Total minimum rental commitments for noncancelable leases in effect at the 1994 year end were $22.9, $23.3, $23.0, $22.8, and $22.8 million for fiscal years 1995 through 1999, and $237.9 million thereafter.

Construction commitments outstanding at January 27, 1994 totaled $4,595,000. These are expected to be completed in fiscal year 1995.

On January 27, 1994, the Company had an unsecured revolving line of credit of $20 million with prevailing interest rates. The line of credit expired January 31, 1994 and was renewed for $30 million expiring June 30, 1996. There was $19 million available for use at January 27, 1994.

EMPLOYEE COMPENSATION AND BENEFITS

The Company has approximately 15,600 full-time and part-time employees as of January 27, 1994. Virtually all full-time employees are covered by medical, dental, hospitalization and life insurance programs paid primarily by the Company. The Company also has a 401(k) plan under which employees may make voluntary contributions.

Full-time employees with over 1,000 hours of service are entitled to Profit Sharing Plan benefits that are funded entirely by the Company. Contributions to the plan were $11.0, $10.0, and $10.4 million for 1994, 1993, and 1992. The
1994 contribution to the Plan will be made in cash and common stock.

TAXES ON INCOME

The cumulative effect of adopting SFAS 109 on the Company's financial statement was to increase net income by $3.0 million ($.15 per share) for the year ended January 27, 1994. The Company elected not to restate prior years' consolidated financial statements.

Significant components of the Company's deferred tax assets and liabilities as of January 27, 1994 and January 29, 1993 are as follows:

- ----------------------------------------------------------
(THOUSANDS)                               1994       1993
- ----------------------------------------------------------
Deferred Tax Assets:
 Reserve for vacation pay              $ 6,862     $ 5,880
 Reserve for worker's compensation       5,522       5,020
 State Income Tax                        3,662       4,431
 Reserve for restricted stock awards     1,562       2,624
 Other                                   3,342       4,389
                                       -------     -------
                                        20,950      22,344
                                       -------     -------
Deferred Tax Liabilities:
 Depreciation                           30,048      29,480
 Basis of property                       4,253       3,941
 Inventories                             2,019          --
 Other                                   5,235       2,521
                                       -------     -------
                                        41,555      35,942
                                       -------     -------
 Net deferred tax liability            $20,605     $13,598

- ----------------------------------------------------------
- ----------------------------------------------------------

No valuation allowances were considered necessary in the calculation of deferred tax assets as of January 27, 1994 and January 29, 1993.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income tax expense is summarized as follows:

- --------------------------------------------
               For the Fiscal Years Ended
               1994        1993      1992
             -------------------------------
             -----------THOUSANDS-----------
CURRENT
 Federal     $22,986     $27,970     $27,465
 State         6,657       8,049       7,672
             -------     -------     -------
              29,643      36,019      35,137
DEFERRED       2,857      (1,519)        763
             -------------------------------
 Total       $32,500     $34,500     $35,900
- --------------------------------------------
- --------------------------------------------

The reconciliation between the federal statutory tax rate and the Company's effective tax rates are as follows:

- ----------------------------------------------------------
(THOUSANDS)                      FOR THE FISCAL YEAR ENDED
                                 1994              PERCENT
- ----------------------------------------------------------
Federal income taxes
 at statutory rate             $28,788              35.0%
State income tax net of
 federal benefits                4,521               5.5
Benefits of ESOP dividends      (1,213)             (1.5)
Other                              404                .5
                               -------              ----
                               $32,500              39.5%
- ----------------------------------------------------------
- ----------------------------------------------------------

The effective tax rate in 1993 and 1992 differ from the federal statutory rate of 34% primarily due to state income taxes.

In accordance with SFAS 109, a tax benefit of $188 thousand was recorded to retained earnings and a benefit of $1.2 million was recorded in the tax provision for 1994. Prior to 1994, the tax benefit of these dividends was credited to additional paid in capital and during 1994, this benefit for prior years was re-determined resulting in a reduction of $512 thousand.

In August 1993, a new federal income tax bill was signed into law, which was retroactive to January 1993. The most significant impact of this bill on the Company was to increase the federal statutory tax rate from 34 percent to 35 percent for all future periods, and resulted in a one-time charge to tax expense of approximately $376,000 in the third quarter of 1994. The charge was to restate the Company's deferred tax liability to reflect the new rate.

GUARANTEE OF PROFIT SHARING PLAN DEBT

In March 1989, the Company sold 696,864 shares of Longs' common stock to the Profit Sharing Plan for $25,000,000. The Plan financed this purchase with a ten-year loan which is guaranteed by Longs Drug Stores California, Inc. Consequently, a Guarantee of Profit Sharing Plan debt is shown on the accompanying balance sheets with a corresponding reduction of Stockholders' Equity. Shares purchased with the loan proceeds are allocated to the Plan participants as principal and interest payments are made on the loan.

Loan payments are made in equal quarterly installments of $930,000 which includes interest at 8.4% per year. The loan is being repaid from dividends on Longs' stock held by the Plan, and Company contributions to the Plan.

Dividends paid to the Plan, and used in part to repay principal and interest on the loan totaled $3,243,000, $3,233,000 and $3,138,000 for 1994, 1993, and 1992.

STOCKHOLDERS' EQUITY

Authorized capital stock consists of 120,000,000 shares of common stock, $.50 par value, and 30,000,000 shares of preferred stock. There were approximately 16,100 (UNAUDITED) shareholders at the end of 1994.

Each outstanding share of common stock has a Preferred Stock Purchase Right (expiring in September 1996) which is exercisable only upon the occurrence of certain changes in control events. There have been no events that would allow these rights to be exercised.

During 1988, a Restricted Stock Award program was adopted whereby certain individuals may be granted stock in the Company. The restrictions provide that while recipients have voting rights to the shares, transfer of ownership of the shares is dependent on continued employment for a period of five years. The unrecognized portion ($1.8 million) at January 27, 1994 has been netted against Additional Capital. During 1994, 1993, and 1992; 11,700, 21,200, and 27,250
shares were awarded under the program.

The Board of Directors approved a program in August 1989, under which the Company may repurchase up to three million shares of its outstanding common stock. As of January 27, 1994, the Company had repurchased 1,222,000 shares at a cost of $47.4 million.

During 1994, the Company repurchased 121,000 shares of its common stock from the Profit sharing Plan at market value totalling $4.0 million.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the estimated fair value of financial instruments. The carrying value of cash and equivalents, pharmacy and other receivables, accounts payable, and short-term borrowings approximate the estimated fair value. The carrying value of the Guarantee of Profit Sharing Plan debt, both current and long-term, is $15,662,000. Its estimated fair value based on debt with similar terms and remaining maturities is $16,477,000.

LITIGATION

The Company had announced during the first quarter of 1994 that an inquiry into its Medicaid billing was being conducted by the states of Nevada and Hawaii and Federal regulatory agencies. A settlement was reached for $750,000 with the state of Nevada. The Company does not expect any additional reimbursements or penalties in this matter to be material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ACQUISITION OF BILL'S DRUGS, INC.

In September 1993, the Company purchased (in a non-cash transaction) substantially all of the assets of Bill's Drugs, Inc. (Bill's), a chain of drug stores located in Northern California. The transaction is being reported under the purchase method of accounting. The purchase was made by issuing approximately 317,000 shares of the Company's stock with a value of $10,343,000 and by assuming liabilities of $13,614,000 for a total purchase price of approximately $23,957,000. Following is a summary of the assets and liabilities acquired at their approximate fair value.


(THOUSANDS)
ASSETS
- -------------------------
Inventory                          $11,177
Other current assets                 1,419
Property                             7,644
Other long-term assets               3,717
                                   -------
Total assets acquired              $23,957
                                   -------
                                   -------

LIABILITIES
- -------------------------
Accounts Payable, other            $ 4,950
Debt                                 4,764
Deferred Income taxes                3,900
                                   -------
Total liabilities assumed          $13,614
                                   -------
                                   -------
Net Assets Acquired                $10,343
                                   -------
                                   -------

Results of operation of the Bill's stores after the purchase date are included in the Statements of Consolidated Income presented herein. The following proforma information assumes that the acquisition had taken place as of the beginning of each period presented, and includes adjustments for additional depreciation and amortization reflecting the fair market value of the assets acquired. Earnings per share were computed as if the shares issued in the acquisition of Bill's had been issued at the beginning of each period presented. The proforma information is not necessarily indicative of the results of operations as they may be in the future or as they would have been had the transaction been effected on the assumed dates.


- ---------------------------------------------------
(THOUSANDS EXCEPT         FOR THE FISCAL YEAR ENDED
PER SHARE)                    1994           1993
- ---------------------------------------------------
Sales                     $2,548,757     $2,555,013
Income before
 cumulative effect of
 accounting change            48,716         51,823
Per Share                      $2.34          $2.48
- ---------------------------------------------------
- ---------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED) AND FIVE YEAR SELECTED FINANCIAL DATA

(THOUSANDS EXCEPT PER SHARE)
                NET SALES          GROSS       INCOME(1)   NET INCOME     EARNINGS   EARNINGS    DIVIDENDS  STOCK PRICE    TOTAL
                                   MARGIN                              PER SHARE(1)  PER SHARE   PER SHARE     RANGE       ASSETS
- ----------------------------------------------------------------------------------------------------------------------------------
QUARTER
1st            $  607,979        $153,184       $10,923      $13,954      $ .53       $. 68       $ .28       $33-37      $729,646
2nd               609,346         155,539        12,963       12,963        .63         .63         .28        31-35       726,436
3rd               597,202         153,386         8,935        8,935        .43         .43         .28        31-34       778,197
4th               684,697         174,023        16,930       16,930        .82         .82         .28        31-34       794,804
- ----------------------------------------------------------------------------------------------------------------------------------
Total 1994      2,499,224         636,132        49,751       52,782       2.41        2.56        1.12        31-37       794,804
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------
QUARTER

1st               601,695         149,759        13,693       13,693        .67         .67         .27        33-40       690,990
2nd               613,395         151,006        13,529       13,529        .66         .66         .28        33-37       711,460
3rd               593,669         146,175         9,275        9,275        .45         .45         .28        33-39       732,398
4th               666,716         165,363        16,496       16,496        .80         .80         .28        32-38       726,190
- ----------------------------------------------------------------------------------------------------------------------------------
Total 1993      2,475,475         612,303        52,933       52,993       2.58        2.58        1.11        32-40       726,190
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------
TOTAL 1992      2,365,916         589,989        55,379       55,379       2.71        2.71        1.07        33-44       689,251
TOTAL 1991      2,333,767         573,769        59,622       59,622       2.94        2.94        1.02        31-44       648,403
TOTAL 1990      2,110,574         527,287        61,294       61,294       3.01        3.01         .94        35-48       582,284


(1) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE IN FIRST QUARTER AND FISCAL YEAR 1994.

DIRECTORS
- ----------------------------------
RICHARD M. BROOKS*
FINANCIAL CONSULTANT

WILLIAM G. COMBS
VICE PRESIDENT, ADMINISTRATION
AND TREASURER

DAVID G. DESCHANE
RETIRED
VICE PRESIDENT/DISTRICT MANAGER

EDWARD E. JOHNSTON*
INSURANCE CONSULTANT

ROBERT M. LONG
CHAIRMAN OF THE BOARD AND CHIEF
EXECUTIVE OFFICER

MARY S. METZ, PH.D.*
DEAN, U.C. BERKELEY EXTENSION

RONALD A. PLOMGREN
SENIOR VICE PRESIDENT,
DEVELOPMENT

STEPHEN D. ROATH
PRESIDENT

HAROLD R. SOMERSET*
BUSINESS CONSULTANT

THOMAS R. SWEENEY
RETIRED
VICE PRESIDENT/DISTRICT MANAGER

FREDERICK E. TROTTER*
PRESIDENT, F.E. TROTTER, INC.

*MEMBER OF THE AUDIT COMMITTEE


SENIOR OFFICERS
- ----------------------------------
BILL M. BRANDON**
SENIOR VICE PRESIDENT

GEORGE A. DUEY**
SENIOR VICE PRESIDENT

ORLO D. JONES
SENIOR VICE PRESIDENT, PROPERTIES
AND SECRETARY

ROBERT M. LONG
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER

RONALD A. PLOMGREN
SENIOR VICE PRESIDENT,
DEVELOPMENT

STEPHEN D. ROATH
PRESIDENT

DAN R. WILSON**
SENIOR VICE PRESIDENT, MARKETING



OFFICERS
- ----------------------------------
LES C. ANDERSON**
VICE PRESIDENT, PERSONNEL

AL A. ARRIGONI**
VICE PRESIDENT, CONSTRUCTION

WILLIAM G. COMBS
VICE PRESIDENT, ADMINISTRATION
AND TREASURER

JACK G. DALETH**
VICE PRESIDENT/DISTRICT MANAGER

DON D. ENGLAND**
VICE PRESIDENT/DISTRICT MANAGER

JIM L. FAMINI**
VICE PRESIDENT/DISTRICT MANAGER

DAVE J. FONG**
VICE PRESIDENT, PHARMACY

RON E. LOVELADY**
VICE PRESIDENT/DISTRICT MANAGER


OFFICERS
- ----------------------------------
SAL PETRUCELLI**
VICE PRESIDENT/DISTRICT MANAGER

MIKE K. RAPHEL**
VICE PRESIDENT, REAL ESTATE

GERALD H. SAITO**
VICE PRESIDENT/DISTRICT MANAGER

JOE P. SPAMPINATO**
TREASURER

KYLE J. WESTOVER**
VICE PRESIDENT, TRAINING AND
COMMUNICATIONS

GROVER L. WHITE
VICE PRESIDENT, CONTROLLER


BOB W. WILSON**
VICE PRESIDENT/DISTRICT MANAGER


ANNUAL MEETING
- ----------------------------------
The Annual Meeting of Stockholders will be held at the Regional Center for the Arts, 1601 Civic Drive, Walnut Creek, California on Tuesday, May 17, 1994 at 11:00am. All stockholders are cordially invited to attend.

**Officer of Longs Drug Stores California, Inc. only


GENERAL OFFICE
- ----------------------------------
141 North Civic Drive
P.O. Box 5222
Walnut Creek, California 94596
(510)937-1170


TRANSFER AGENT AND REGISTRAR
- ----------------------------------
Chemical Trust Co. of California
50 California Street
10th Floor
San Francisco, California 94111
(800)647-4273

For assistance on address change, consolidation of multiple holdings, dividend payments or related matters, please contact the Transfer Agent.


AUDITORS
- ----------------------------------
Deloitte & Touche
50 Fremont Street
San Francisco, California 94105


GENERAL COUNSEL
- ----------------------------------
Bell, Rosenberg & Hughes
1300 Clay Street
Suite 1000
Oakland, California 94612-0220


STOCK LISTING
- ----------------------------------
New York Stock Exchange, Inc.
Ticker Symbol-LDG
Newspaper quotations:
"Longs Drg" W.S.J.



FORM 10-K
- ----------------------------------
A copy of the Company's Form 10-K Annual Report filed with the Securities and Exchange Commission may be obtained without charge by writing to the Corporate Treasurer, Longs Drug Stores, P.O. Box 5222, Walnut Creek, California 94596

                     LONGS DRUGS 1994 ANNUAL REPORT ADDENDUM


                             LISTING OF PHOTOGRAPHS
                           FOUND IN 1994 ANNUAL REPORT

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Page 1     -  Employees of Longs Drug Stores
           -  The new Windsor, California store

Page 2     -  Our founders, Tom Long and Joe Long

Page 3     -  Steve Roath, Company President
           -  Bob Long, Chairman of the Board and Chief Executive Officer

Page 4     -  Pharmacist helping a customer at the newly installed Diabetes
              Center
           -  Pharmacist consulting a patient

Page 5     -  A grandfather holding his grandchild

Page 6     -  Martin Bennett and Larry Prato--newly promoted District Managers
           - Steve Fryslie, Dick Johnston, Don Basile and Larry Gherlone--newly appointed District Managers

Page 7     -  Terry Burnside, our new Merchandising Manager, interacts with
              Brian Kilcourse, our new Chief Information Officer
           -  Marty Stephenson--newly promoted District Manager

Page 8     -  Cashier clerk being trained at a computer

Page 9     -  A mother plays with her child

Page 10    -  Customer leaving our new store in Santa Barbara, California
           - A customer benefiting from our latest merchandise layout in an upscale cosmetic boutique
           - Customers enjoying the new combination soda fountain/capuccino bar in Newport Beach, California
           - Customer shopping at the unique health food section in our new Santa Cruz, California store

Page 11    -  Picture of our newly acquired store in Santa Rosa, California
           - Customers shopping in our smaller format store in Lafayette, California
           - Customer shopping in our extended durable medical equipment section
           - Our newly acquired Gilroy, California store features a full-service frame shop

                                      -15-