Form 10-K405, Exhibit 13
period 1995-01-26
LONGS DRUG STORES CORP
filed 1995-04-17
CIK 764762

                                 COMPANY PROFILE

Longs Drug Stores is one of the largest drug store chains in North America serving the American West for over 57 years.

During the years since our first store opened our store count has grown. As of March 31, 1995, Longs operates 324 stores: with 278 in California, 32 in Hawaii, six each in Colorado and Nevada, and two in Alaska. During the fiscal year 1995, we opened 19 new stores and closed or replaced seven.

Our stores vary in size with the majority ranging from 15,000 to 25,000 square feet. The average size of stores opened during the last five years is 19,000 square feet, with approximately 67% devoted to selling space. Sales per store averaged $8.2 million for the fiscal year just ended.

Pharmacy is the cornerstone of our business, accounting for over 30% of our sales volume in fiscal year 1995. Complementing the Pharmacy business are the core categories of Photo, Cosmetics and Greeting Cards.

The Company's decentralized philosophy allows store managers to enhance the product mix of their individual stores based on customer preferences in their communities. Longs sells nationally advertised name-brand merchandise. Certain other items are sold under the Longs private label.

Longs General Offices provide accounting, information systems, personnel, real estate and legal services to the stores, and act as communication centers for information on marketing and merchandising.

The General Offices and 118 of our stores are Company-owned buildings on Company-owned land; 42 stores are Company-owned buildings on leased land, and 164 stores are totally leased.

All of these diverse elements combine to create an effective team that is dedicated to the Company's tradition of providing service and value.


FINANCIAL HIGHLIGHTS

(THOUSANDS EXCEPT PER SHARE)                      1995           1994
- -----------------------------------------------------------------------------
SALES                                        $2,558,269     $2,499,224
- -----------------------------------------------------------------------------
NET INCOME*                                      48,731         49,751
- -----------------------------------------------------------------------------
 PER SHARE*                                        2.35           2.41
- -----------------------------------------------------------------------------
DIVIDENDS                                        23,213         22,990
- -----------------------------------------------------------------------------
 PER SHARE                                         1.12           1.12
- -----------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                            524,098        499,607
- -----------------------------------------------------------------------------
 PER SHARE**                                      25.23          23.92
- -----------------------------------------------------------------------------
WORKING CAPITAL                                 168,786        143,981
- -----------------------------------------------------------------------------

  *FISCAL 1994 NET INCOME AND PER SHARE INFORMATION BEFORE CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE.
 **BASED ON STOCKHOLDERS' EQUITY EXCLUDING COMMON STOCK CONTRIBUTION TO PROFIT
   SHARING PLAN.

COVER:
OUR SECOND STORE IN
KONA DISTRICT ON THE
BIG ISLAND OF                           [Photo]
HAWAII, OPENED IN
NOVEMBER OF 1994.

                             MESSAGE TO SHAREHOLDERS

In fiscal 1995, transition and change continued to affect Longs and the markets we serve. As a result, sales for the fiscal year increased 2.4% to $2.6 billion, while our annual net income declined to $48.7 million.

During the fourth quarter we were able to slow down the declines we faced earlier in the year. Fourth quarter results showed a 2% increase in both sales and earnings. Positive results were prompted by our new systems that have enabled us to improve margins. These new systems are directly tied to our point-of-sale (POS) system.

The implementation of POS has helped us reduce the cost of merchandise, prompted the redesign of how we work in our stores, initiated the first phases of category management, and brought greater inventory control through our emerging rapid replenishment system.

All of these enhancements support the plan that we announced last year. Some of the major components of that plan are:

      -- Redefine the role of our Marketing Department
      -- Strengthen our Pharmacy operation
      -- Further develop retail technology
      -- Reduce overall operating costs
      -- Explore additional growth opportunities

We have made significant progress in developing these strategies and each has been assigned to the appropriate executive. Our team is now poised to deliver improvements to our operation.

Let us acquaint you with some of the details of how we expect to deliver more positive results in the coming year.


BOB LONG, CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER (STANDING);                    [Photo]
STEVE ROATH, COMPANY PRESIDENT (SEATED).

REDEFINITION OF THE MARKETING DEPARTMENT

We significantly strengthened the partnership between our Marketing Department and the stores this past year. Marketing's redefined role and function will provide additional purchasing benefits to the stores, particularly in core categories, and together they are a more powerful team.

We have begun to add Category Managers to the Marketing Department. Category Managers make fact-based decisions using internal POS information and syndicated market data from sources such as A.C. Nielsen and Information Resources International (I.R.I.). Category Managers also receive information from vendors who are willing to assist Longs in a "category" versus "brand" perspective for our benefit.

Those categories that currently fall within the scope of a Category Manager include: over-the-counter (OTC) drugs, Cosmetics, Imports and Photo. When fully implemented, we can support a significant portion of our stores' merchandise through category management.

The Marketing Department's redefined role encourages a stronger relationship with the stores. Marketing speaks for the Company as a whole when dealing with our suppliers and it acts as an advocate for the stores collectively. The team created by this partnership enhances our expertise in merchandising.

While the Marketing Department assists stores in managing core classes of merchandise, each store remains critical in the implementation of these specific programs. In addition, each store retains its key decision-making role in niche marketing -- providing goods and services in other categories that conform to the needs of local markets.

This new and stronger partnership between the stores and the Marketing Department will result in greater precision in merchandising and pricing while lowering merchandise acquisition costs. This change gives Longs the best of both worlds -- the benefits of centralized buying combined with our traditional strength of store autonomy.


THE DRAMATIC CHANGES IN THE ROLE AND DIRECTION OF OUR MARKETING DEPARTMENT WERE FACILITATED BY A GROUP OF EMPLOYEES FROM A CROSS-SECTION OF THE COMPANY. THIS GROUP INCLUDED THE MEMBERS SHOWN HERE (FROM LEFT TO RIGHT): RON LOVELADY, VICE PRESIDENT AND DISTRICT MANAGER; VERONICA BRAUNS, DIRECTOR OF SYSTEMS AND PROGRAMMING; TERRY BURNSIDE, MERCHANDISE MANAGER; DAN WILSON, SENIOR VICE PRESIDENT, MARKETING; AND DIANE FOURNIER, FINANCIAL ANALYST.

[Photo]

RAPID REPLENISHMENT

   Last summer we rolled out our rapid replenishment system in partnership with some of our key suppliers. The system makes ordering easier and more efficient for both our stores and our suppliers.

Rapid Replenishment is a sophisticated, computer-based system that automatically generates merchandise orders each week. These orders are based on actual sales movement of each product.

Benefits of Rapid Replenishment for BOTH partners include:
      -- Reduction of costs
          - Labor savings -
             placing larger and fewer orders
          - Reduced cost of goods
          - Reduction of inventories
      -- Enhanced customer service through
         better in-stock conditions
                   [Photo]

PHARMACY

Pharmacy is the focal point of our store operations. Today our Pharmacies account for more than 30% of our total sales, compared to 23% just four years ago. We expect to see continued growth in Pharmacy.

Several factors contribute to the growth in our Pharmacies. An aging customer base and a growing awareness of health-related issues explain some of this increase, but we can also attribute this growth to our high levels of service. Customers have confirmed in recent market research studies that Longs pharmacists and their sense of caring provide us with one of our most powerful means of differentiation in the marketplace.

This sense of differentiation is critical in the rapidly changing health care arena. Many of the changes in health care are driven by growing governmental concern over the health care system and the proliferation of MANAGED CARE. These forces of change dramatically affect pharmacies throughout the chain drug industry.

MANAGED CARE addresses both the cost and quality of health care, and the Pharmacy serves as the centerpiece of this emerging health care philosophy. The accessibility of the pharmacist, who serves as a guide and counselor to the patient, is seen as an effective way to manage costs. Closer and more frequent interaction between the pharmacist and patient will also improve the quality of health care through correct and more consistent use of medication.

Our approach to the Pharmacy and the emerging managed care environment places the patient first. The use of certified pharmacy technicians and improved technology frees our pharmacists from routine dispensing tasks, making them more available to our customers. In addition, our computerized pharmacy system electronically connects all Longs mainland Pharmacies, enabling our pharmacists to access patient files from any mainland Longs store.

We are also in the process of improving the Pharmacy through new store layouts, new technologies, and the redesign of personnel functions. We expect these enhancements to dramatically improve the efficiency and competitiveness of this core department.

Improved Pharmacy efficiency is also being achieved through the implementation of an automatic inventory replenishment system. As we phase in this new system, we achieve greater control over our merchandise costs and inventory levels. Increased efficiency and reduction of Pharmacy operating costs are paramount to our continued success in this core category.

[Photo]

TECHNOLOGY, AS EXPRESSED THROUGH OUR INFORMATION SYSTEMS, BRINGS NEW TOOLS AND INSIGHTS TO OUR DECISION MAKERS IN THE STORE.



TECHNOLOGY

We view technology as a tool that enables and empowers our decision makers throughout the Company by providing them with valuable information. Technology cuts across all of the elements of our plan. While technology automates parts of our operation, its real value is that it provides INFORMATION which in turn helps us to learn more about HOW TO MANAGE an individual store and our Company as a whole.

Effective use of information systems enables us to make more informed decisions about our business. This meaningful improvement helps us concentrate on those areas of our operation that make us special, and differentiate us from our competition.

FOSTERING STRONG STORE TEAMS

     This past year we redesigned the distribution of labor in our stores. This re-engineering effort centered on organizing Longs people into effective teams. Our redesigned format divides labor into four main functions: customer service, management, service department specialists, and merchandise replenishment teams.

Merchandise replenishment teams represent the central component in our restructuring efforts. These small teams of employees are responsible for receiving goods and maintaining the look of merchandise in our stores.

Category management and rapid replenishment support this redistribution of labor. Together we expect this combination of systems and store teams to result in elevated levels of service, increased efficiency, and improved profitability.

[Photo]



[Photo]

TWO OF THE STRONGEST VENDOR PARTNERSHIPS WE ENJOY ARE WITH MCKESSON AND BERGEN BRUNSWIG, OUR TWO LARGEST DRUG WHOLESALERS. THESE TWO WHOLESALERS PROVIDE THEIR DISTRIBUTION EXPERTISE AS PART OF OUR GROWING RAPID REPLENISHMENT SYSTEMS.

Implementation of our rapid replenishment system is one way to achieve differentiation. It is an extension of our POS system that automatically orders merchandise when inventories fall to levels predetermined by store management. Rapid replenishment exemplifies technology's pivotal role, especially now that our rollout of POS is complete.

Our POS system is the foundation upon which rapid replenishment and category management are based. These integrated systems work together through our use of technology, enabling Longs to continue to be competitive.

[Photo]

WE HAVE FINE-TUNED OUR PLANNING PROCESS. PAT TAKAHASHI, FINANCIAL PLANNING MANAGER (LEFT), AND CLAY SELLAND, TREASURER (CENTER), WORK WITH OUR ALAMEDA DISTRICT MANAGER MARTY STEPHENSON (RIGHT) ON PLANS FOR HER DISTRICT IN FISCAL 1996. PAT AND CLAY, ALONG WITH STEVE ROATH AND DAVE FONG, VICE PRESIDENT PHARMACY, HELD SIMILAR MEETINGS WITH EACH OF OUR DISTRICT MANAGERS.



THE FORMER PAYLESS STORE IN WAIANAE, ON THE ISLAND OF OAHU, IS NOW BEING CONVERTED TO A LONGS STORE. THIS LOCATION IS ONE OF SIX STORES RECENTLY ACQUIRED FROM PAYLESS.

[Photo]


Dynamic use of technology not only makes us faster and more productive, it makes us more effective at managing our business. We eagerly anticipate our future using the information we garner from technology to facilitate learning and a deeper understanding of our business.

REDUCTION OF OPERATING COSTS

Last year we reallocated the use of labor in our stores with the objective of improving customer service and reducing non-selling functions. The creation of store teams is central to this restructuring effort. These teams include: customer service, management, service department specialists, and merchandise replenishment.

We created merchandise replenishment teams by redesigning work that combines the receiving and stocking functions in our stores. Most stores now have teams that are responsible for stocking the majority of the sales floor. Virtually every position in all of our mainland stores was affected as we implemented this concept, and we are extremely proud of our people who have taken this vast change in stride. Significant benefits are expected as we more fully execute this strategy.

Rapid replenishment and category management will help us maximize the benefits of this significant change by reducing non-selling store functions and improving our customer service.

GROWTH OPPORTUNITIES

In January we announced the acquisition of six PayLess stores in Hawaii. Part of this acquisition also included the purchase of merchandise and prescription files from additional PayLess stores in Hawaii.

This acquisition brings our total number of stores in Hawaii to 32. We enjoy a strong relationship with our customers in the Islands, and we welcome this opportunity to extend Longs ALOHA to more of our friends in the island state.

We continue to vigilantly pursue growth opportunities wherever they may be, in addition to closely monitoring our existing store base.

LONGS FOR A HEALTHY COMMUNITY

Our heritage and culture has always strongly supported efforts to give back to the community at both the store and corporate levels. Last year we introduced LONGS FOR A HEALTHY COMMUNITY as the banner under which we organize numerous community service activities.

THIS PAST YEAR WE GAINED RENEWED UNDERSTANDING OF OUR MARKETPLACE THROUGH CUSTOMER FOCUS GROUPS. THOUSANDS OF CUSTOMERS WERE QUERIED THROUGH TELEPHONE INTERVIEWS AND IN PERSON AS PART OF THIS EXPANDED RESEARCH.

[Photo]


[Photo]

LONGS FOR A HEALTHY COMMUNITY

    As part of LONGS FOR A HEALTHY COMMUNITY, Kevin Wright, Pharmacy Manager at one of our Palmdale, California stores, delivered numerous presentations on substance abuse to local schools and community organizations. Literally thousands of young people have been touched by these acts of community service.

Kevin has been joined by other pharmacists throughout our Company who are committed to the improvement of health in the communities we serve. These health professionals represent all that is good about Longs and their example personifies the true meaning of giving back to the community.

During this past year we continued our work with seniors and the young. Our Southern California stores actively supported the Juvenile Diabetes Foundation, and several Longs pharmacists worked closely with schools on curbing substance abuse. Our stores voluntarily served as locations for flu shots, administering over 52,000 inoculations. In addition, our stores served as sites for cholesterol screenings and skin cancer checks. We continue to enjoy involvement with the American Diabetes Association, Muscular Dystrophy Association, the Medic Alert Foundation and many other worthy causes.

IMPROVED COMMUNICATION

Effective teams rely heavily upon communication for their success. Over the past year we extended our communication efforts to support changes that continue to proliferate.

To help carry out our plan, we improved the communication of our goals for the coming year. Our Financial Planning and Analysis area facilitated the development of financial goals on a store-by-store basis in conjunction with store and senior management. This planning discipline blends detailed historical trends, provided by our powerful information systems, with the current outlook and anticipated benefits of the many changes in systems currently under way.

TOWN HALL MEETINGS

Steve Roath conducted thirteen Town Hall Meetings throughout the Company last year. Each meeting involved approximately 15 store managers in a frank and open dialog with our Company President.

This communications tool facilitates the flow of information. Steve learns first-hand what is on the minds of his store managers. Store managers hear directly from our President and gain a clearer understanding of his vision and his concerns.

Ongoing communication, using vehicles like the Town Hall Meeting, is a critical component of the change management process. Company leaders can best make solid, informed decisions if they can clearly see how well a change is working. For this reason we continue to explore and refine the communication process at Longs.

[Photo]

Senior management encourages communication throughout our Company through personal store visits and a variety of meetings. During calendar 1994, thirteen Town Hall Meetings were conducted throughout the Company. Town Hall Meetings are an open forum for dialog between our President, Steve Roath, and store managers. Our senior management team believes in a hands-on management approach through personal interaction with our people.

Last year we introduced PROACTION, a timely newsletter distributed to Longs "family" of employees about once a month. This new publication complements CHAIN REACTION, our Company newsletter, that is mailed to all Longs employees.

We also created a new video magazine called INSIGHT. We mailed INSIGHT to each employee's home twice last year. This communications tool includes timely messages from senior management, employee benefit information, and "hero" stories that reinforce the best qualities of Longs culture.

LONGS TEAM

As with every organization, Longs growth and success depends upon people. We feel a responsibility and obligation to the people whom we serve -- our customers. We feel a commitment to our suppliers, who continue to grow in importance as our partners, and we have confidence in Longs people to implement our plan and continue Longs tradition of caring.

This past fiscal year was a time of preparation. We have now laid the foundation for the kinds of enhancements that will carry our Company well into the next century. We express pride and enthusiasm for the team we have assembled, and we sincerely believe that we are poised to deliver on the objectives outlined in this report.


/s/ S.D. Roath                     /s/ R.M. Long

S.D. Roath                         R.M. Long
PRESIDENT                          CHIEF EXECUTIVE OFFICER

Walnut Creek, California, March 31, 1995

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Sales for fiscal 1995 increased 2% over 1994, which increased 1% over 1993. Sales in the stores acquired from Bill's Drugs, Inc. totaled $80.6 million for 1995, their first full year of operation under the Longs Drug Stores name. Pharmacy continues to be the cornerstone of our business, accounting for 30.1% of sales in 1995 as compared to 28.7% in 1994 and 27.0% in 1993. Photo, Cosmetics, and Greeting Cards are other core categories complementing our business.

The Company's gross margins improved to 26.0% in fiscal 1995 as compared to 25.5% in 1994 and 24.7% in 1993. Stronger margins are the result of pricing and merchandising strategies implemented during the last year.

Operating, administrative, and occupancy expenses as a percentage of sales were 22.9% in fiscal 1995, 22.2% in 1994, and 21.2% in 1993. Costs were in line with our expectations. Increases included wages, occupancy and facility charges associated with new stores, and the first full year of operation of the stores acquired from Bill's Drugs, Inc. in the third quarter of fiscal 1994.

In January 1995, Longs Drug Stores California, Inc. announced that it had entered into an agreement with PayLess Drug Stores Northwest, Inc. to acquire the inventory and fixed assets of six stores and merchandise inventory of other additional stores in Hawaii. The transaction is expected to be completed during the first quarter of fiscal 1996. The stores are in desirable locations in one of our most important markets.

FINANCIAL CONDITION OF THE COMPANY

Net cash provided by operations in fiscal 1995 was $84.1 million, as compared with $114.2 million in 1994, and $71.1 million in 1993. Expenditures for new store construction, store remodels, dividends, and stock repurchases have been, and will continue to be funded from operations and cash reserves. To maintain desired working capital the Company utilizes short-term lines of credit available from several banks.

During fiscal 1995, the Company repurchased 333,000 shares of common stock, of which 105,000 shares were purchased from the Profit Sharing Plan, at market values totaling $3.6 million. The remaining 228,000 shares were purchased from the Thomas J. Long Foundation and the J. M. Long Foundation at market values totaling $7.5 million.

The Company invested $39.2 million in capital expenditures for fiscal 1995, $62.4 million for 1994, and $55.4 million for 1993.

STATEMENTS OF CONSOLIDATED INCOME

- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------

                                                  For The Fiscal Years Ended
                                             January 26     January 27     January 28
                                                1995           1994           1993
- ------------------------------------------------------------------------------------------
                                            ---------THOUSANDS EXCEPT PER SHARE--------
SALES                                        $2,558,269     $2,499,224     $2,475,475
COST AND EXPENSES:
   Cost of merchandise sold                   1,892,851      1,863,092      1,863,172
   Operating and administrative                 458,533        439,004        423,959
   Occupancy                                    126,054        114,877        100,851
- ------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME                    80,831         82,251         87,493
TAXES ON INCOME                                  32,100         32,500         34,500
- ------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE
   EFFECT OF ACCOUNTING CHANGE                   48,731         49,751         52,993
CUMULATIVE EFFECT OF ACCOUNTING CHANGE                -          3,031              -
- ------------------------------------------------------------------------------------------
NET INCOME                                   $   48,731     $   52,782     $   52,993
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------
PER COMMON SHARE:
   Income Before Cumulative Effect of
     Accounting Change                            $2.35          $2.41          $2.58
     Cumulative Effect of Accounting Change           -            .15              -
     -------------------------------------------------------------------------------------
     NET INCOME                                   $2.35          $2.56          $2.58
     DIVIDENDS                                    $1.12          $1.12          $1.11
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING    20,701         20,592         20,538
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

INDEPENDENT AUDITORS' REPORT

LONGS DRUG STORES CORPORATION:
WE HAVE AUDITED THE ACCOMPANYING CONSOLIDATED BALANCE SHEETS OF LONGS DRUG STORES CORPORATION AND ITS SUBSIDIARY AS OF JANUARY 26, 1995 AND JANUARY 27, 1994, AND THE RELATED STATEMENTS OF CONSOLIDATED INCOME, CONSOLIDATED STOCKHOLDERS' EQUITY AND CONSOLIDATED CASH FLOWS FOR EACH OF THE THREE FISCAL YEARS IN THE PERIOD ENDED JANUARY 26, 1995. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDITS.

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

IN OUR OPINION, SUCH CONSOLIDATED FINANCIAL STATEMENTS PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF THE COMPANIES AT JANUARY 26, 1995 AND JANUARY 27, 1994, AND THE RESULTS OF THEIR OPERATIONS AND THEIR CASH FLOWS FOR EACH OF THE THREE FISCAL YEARS IN THE PERIOD ENDED JANUARY 26, 1995 IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

AS DISCUSSED IN THE NOTE TO THE FINANCIAL STATEMENTS ENTITLED "TAXES ON INCOME," THE COMPANY CHANGED ITS METHOD OF ACCOUNTING FOR INCOME TAXES EFFECTIVE JANUARY 29, 1993 TO CONFORM WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE  LLP
SAN FRANCISCO, CALIFORNIA
FEBRUARY 24,1995

CONSOLIDATED BALANCE SHEETS

- -----------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------


                                                       January 26     January 27
                                                          1995           1994
- -----------------------------------------------------------------------------------
                                                     ----------THOUSANDS-----------

ASSETS

CURRENT ASSETS:
     Cash and equivalents                              $  57,518       $  42,512
     Pharmacy and other receivables                       53,904          50,639
     Merchandise inventories                             295,346         280,524
     Deferred income taxes                                17,165          14,270
     Other                                                 2,734           2,537
- -----------------------------------------------------------------------------------
          TOTAL CURRENT ASSETS                           426,667         390,482
- -----------------------------------------------------------------------------------
PROPERTY:
     Land                                                 76,952          77,617
     Buildings and leasehold improvements                300,602         286,871
     Equipment and fixtures                              240,239         228,533
     Beverage licenses                                     7,135           6,961
- -----------------------------------------------------------------------------------
          Total property - at cost                       624,928         599,982
     Less accumulated depreciation                       227,166         199,272
- -----------------------------------------------------------------------------------
          PROPERTY - NET                                 397,762         400,710
- -----------------------------------------------------------------------------------
OTHER NON-CURRENT ASSETS                                   3,532           3,612
- -----------------------------------------------------------------------------------
            TOTAL                                       $827,961        $794,804
- -----------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

     Accounts payable                                   $149,239        $142,578
     Employee compensation and benefits                   56,274          52,065
     Taxes payable                                        28,459          23,179
     Current portion of guarantee                          2,001           1,841
     Other                                                21,908          26,838
- -----------------------------------------------------------------------------------
          TOTAL CURRENT LIABILITIES                      257,881         246,501
- -----------------------------------------------------------------------------------
GUARANTEE OF PROFIT SHARING PLAN DEBT                     11,180          13,821
- -----------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                     34,802          34,875
- -----------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:

     Common stock (20,560,000 and 20,654,000
        shares outstanding)                               10,280          10,327
     Additional capital                                  107,216         104,518
     Common stock contribution to Profit Sharing Plan      5,515           5,530
     Guarantee of Profit Sharing Plan debt               (13,181)        (15,662)
     Retained earnings                                   414,268         394,894
- -----------------------------------------------------------------------------------
          TOTAL STOCKHOLDERS' EQUITY                     524,098         499,607
- -----------------------------------------------------------------------------------
            TOTAL                                       $827,961        $794,804
- -----------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENTS OF CONSOLIDATED CASH FLOWS

- ------------------------------------------------------------------------------------------------------
                                                                   For the Fiscal Years Ended
                                                            January 26     January 27     January 28
                                                               1995           1994           1993
                                                           -----------------THOUSANDS-----------------
- ------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
     Receipts from customers                                $2,554,596     $2,490,558     $2,472,834
     Payments for merchandise                               (1,901,012)    (1,840,876)    (1,883,001)
     Payments for operating, administrative, and occupancy
        expenses                                              (541,421)      (503,891)      (483,319)
     Income tax payments                                       (28,094)       (31,628)       (35,366)
- ------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities               84,069        114,163         71,148
- ------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
     Payments for property additions                           (39,195)      (62,402)        (55,384)
     Receipts from property dispositions                         4,422         2,349           7,310
- ------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                  (34,773)      (60,053)        (48,074)
- ------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
     Proceeds from (repayment of) short-term borrowings              -       (10,000)         10,000
     Repayment of debt assumed from Bill's Drugs, Inc.               -        (4,613)              -
     Proceeds from sale of common stock to Profit Sharing Plan       -             -             357
     Repurchase of common stock                                (11,077)       (7,065)         (6,004)
     Dividend payments                                         (23,213)      (22,990)        (22,812)
- ------------------------------------------------------------------------------------------------------
        Net cash used in financing activities                  (34,290)      (44,668)        (18,459)
- ------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND EQUIVALENTS                                15,006         9,442           4,615
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                       42,512        33,070          28,455
- ------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                          $  57,518     $  42,512      $   33,070
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY
OPERATING ACTIVITIES:
     Net income                                               $ 48,731      $ 52,782        $ 52,993
     Adjustments to reconcile net income to net cash
        provided by operating activities:
        Depreciation and amortization                           37,811        33,241          28,429
        Deferred income taxes                                   (2,968)        2,857          (1,519)
        Restricted stock awards                                  1,889         1,350           1,993
        Common stock contribution to benefit plans               5,515         5,530           4,775
        Tax benefits credited to stockholders' equity              155          (324)          1,394
        Cumulative effect of accounting change                       -        (3,031)              -
        Changes in assets and liabilities net of effects
          from acquisition of Bill's Drugs, Inc.:
          Pharmacy and other receivables                        (3,265)       (8,868)         (3,663)
          Merchandise inventories                              (14,822)        4,586          (5,625)
          Other current assets                                    (197)         (433)            803
          Current liabilities                                   11,220        26,473          (8,432)
- ------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities             $ 84,069      $114,163        $ 71,148
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

- --------------------------------------------------------------------------------------------------------------------------------
                                                                 Profit Sharing      Guarantee of                     Total
                                 Common Stock     Additional         Plan            Profit Sharing    Retained    Stockholders'
                              -----------------
(THOUSANDS)                   Shares     Amount     Capital      Contributions       Plan Debt         Earnings       Equity
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 30, 1992   20,441    $10,221   $ 86,434          $4,120           ($20,046)         $342,485      $423,214

Net income                                                                                               52,993        52,993
Dividends ($1.11 per share)                                                                             (22,812)      (22,812)
Profit Sharing Plan:
   Issuance of stock for FY92
     contribution                117         59      4,261          (4,120)                                               200
   Stock portion of FY93
     contribution                                                    4,775                                              4,775
   Sale of stock to plan          10          5        352                                                                357
   Reduction of plan debt                                                               2,101                           2,101
Restricted stock awards           18          9      1,984                                                              1,993
Tax benefits related to
  employee stock plans                               1,394                                                              1,394
Repurchase of common stock      (173)       (87)      (728)                                              (5,189)       (6,004)
- --------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 28, 1993   20,413     10,207     93,697           4,775            (17,945)          367,477       458,211

Net income                                                                                               52,782        52,782

Dividends ($1.12 per share)                                                                             (22,990)      (22,990)

Profit Sharing Plan:

   Issuance of stock for FY93
     contribution                132         66      4,709          (4,775)                                                 0
   Stock portion of FY94
     contribution                                                    5,530                                              5,530
   Purchase of stock from plan  (121)       (60)    (3,965)                                                            (4,025)
   Reduction of plan debt                                                               2,283                           2,283
Restricted stock awards            5          1      1,349                                                              1,350
Tax benefits related to
  employee stock plans                                (512)                                                 188          (324)
Repurchase of common stock       (92)       (46)      (431)                                              (2,563)       (3,040)
Acquisition of Bill's Drugs, Inc.:
   Stock issued                  317        159     10,184                                                             10,343
   Related costs                                      (513)                                                              (513)
- --------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 27, 1994   20,654     10,327    104,518           5,530            (15,662)          394,894       499,607

Net income                                                                                               48,731        48,731
Dividends ($1.12 per share)                                                                             (23,213)      (23,213)
Profit Sharing Plan:
   Issuance of stock for
     FY94 contribution           148         74      5,456          (5,530)                                                 0
   Stock portion of FY95
     contribution                                                    5,515                                              5,515
   Purchase of stock from plan  (105)       (52)    (3,517)                                                            (3,569)
   Reduction of plan debt                                                               2,481                           2,481
Restricted stock awards           90         44      1,845                                                              1,889
Tax benefits related to
  employee stock plans                                                                                      155           155
Repurchase of common stock      (228)      (114)    (1,095)                                              (6,299)       (7,508)
Acquisition of Bill's Drugs, Inc.,
   Net of related costs            1          1          9                                                                 10
- --------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 26, 1995   20,560    $10,280   $107,216          $5,515           ($13,181)         $414,268      $524,098
- --------------------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED STATEMENTS
- -------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES

THE CONSOLIDATED FINANCIAL STATEMENTS include Longs Drug Stores Corporation and Longs Drug Stores California, Inc., its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated.


FISCAL YEARS end the last Thursday of January. Certain reclassifications have been made to the fiscal 1994 and 1993 financial statements in order to conform to fiscal 1995 presentation.

CASH AND EQUIVALENTS includes all highly liquid investments with original maturities of three months or less. As of January 28, 1994 the Company adopted Statement of Financial Accounting Standards No. 115 - "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115) which had no material effect on the Company's consolidated financial statements for the year ended January 26, 1995.

MERCHANDISE INVENTORIES are valued using the last-in, first-out (LIFO) method. The excess of specific cost over LIFO values was $127.7 and $126.0 million at the 1995 and 1994 year ends.

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

INCOME TAXES - In fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS No. 109) which requires the use of the liability method of accounting for deferred income taxes. Deferred income taxes are recorded based upon the differences between the financial statement and tax basis of assets and liabilities.

EARNINGS PER COMMON SHARE are calculated by dividing net income by the weighted average number of shares outstanding.

LEASES AND OTHER OBLIGATIONS

A significant portion of store properties are leased, having original terms ranging from ten to twenty-five years with renewal options covering approximately twenty additional years in five-year to ten-year increments. Leases provide for minimum annual rent with provisions for additional rent based on a percentage of sales. Lease rentals for fiscal 1995, 1994, and 1993 were $30.9, $26.5, and $24.5 million, of which $23.4, $19.5, and $17.3 million represent minimum payments.

Total minimum rental commitments for noncancelable leases in effect at 1995 year end were $26.3, $26.5, $26.3, $26.2, and $25.1 million for fiscal years 1996 through 2000, and $260.9 million thereafter.

On January 26, 1995, the Company had an unsecured revolving line of credit of $30 million with prevailing interest rates. There was $30 million available for use at January 26, 1995. The line of credit expires on June 30, 1996.

EMPLOYEE COMPENSATION AND BENEFITS

The Company has approximately 15,500 full-time and part-time employees as of January 26, 1995. Virtually all full-time employees are covered by medical, dental, hospitalization and life insurance programs paid primarily by the Company. The Company also has a 401(k) plan under which employees may make voluntary contributions.

Full-time employees with over 1,000 hours of service are entitled to Profit Sharing Plan benefits that are funded entirely by the Company. Annual contributions to the plan were $11.0, $11.0, and $10.0 million for fiscal 1995, 1994, and 1993. The fiscal 1995 contribution to the Plan will be made in cash and common stock.

TAXES ON INCOME

The cumulative effect of adopting SFAS No. 109 on the Company's consolidated financial statements was to increase net income by $3.0 million ($.15 per share) for the year ended January 27, 1994.

Significant components of the Company's deferred tax assets and liabilities as of January 26, 1995 and January 27, 1994 are as follows:

- ---------------------------------------------------------------------------
(THOUSANDS)                                  1995               1994
- ---------------------------------------------------------------------------
Deferred Tax Assets:
  Reserve for vacation pay               $  6,826           $  6,862
  Reserve for worker's compensation         6,272              5,522
  State Income Tax                          3,401              3,662
  Reserve for restricted stock awards       1,991              1,562
  Other                                     4,128              3,342
- ---------------------------------------------------------------------------
                                           22,618             20,950
- ---------------------------------------------------------------------------
Deferred Tax Liabilities:
  Depreciation                             30,685             30,048
  Basis of property                         4,146              4,253
  Inventories                                 663              2,019
  Other                                     4,761              5,235
- ---------------------------------------------------------------------------
                                           40,255             41,555
- ---------------------------------------------------------------------------
  Net deferred tax liability              $17,637            $20,605
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

No valuation allowances were considered necessary in the calculation of deferred tax assets as of January 26, 1995 and January 27, 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------
Income tax expense is summarized as follows:

- ----------------------------------------------------------------
                                  FOR THE FISCAL YEARS ENDED
                              1995           1994           1993
                              ----------------------------------
                              -------------THOUSANDS------------
CURRENT
  Federal                     $26,992      $22,986       $27,970
  State                         8,076        6,657         8,049
- ----------------------------------------------------------------
                               35,068       29,643        36,019
DEFERRED                       (2,968)       2,857        (1,519)
- ----------------------------------------------------------------
  Total                       $32,100      $32,500       $34,500
- ----------------------------------------------------------------
- ----------------------------------------------------------------

The reconciliation between the federal statutory tax rate and the Company's effective tax rates are as follows:

- ----------------------------------------------------------------
(THOUSANDS)                          FOR THE FISCAL YEAR ENDED
                                      1995             PERCENT
- ----------------------------------------------------------------
Federal income taxes
   at statutory rate                $28,290             35.0%
State income tax net of
  federal  benefits                   4,582              5.6
Benefits of ESOP dividends           (1,243)            (1.5)
Other                                   471              0.6
                                    $32,100             39.7%
- ----------------------------------------------------------------
- ----------------------------------------------------------------

The effective tax rate in fiscal 1994 and 1993 differ from the federal statutory rates of 35% and 34%, respectively, primarily due to state income taxes.

GUARANTEE OF PROFIT SHARING PLAN DEBT

In March 1989, the Company sold 696,864 shares of Longs' common stock to the Profit Sharing Plan for $25,000,000. The Plan financed this purchase with a ten-year loan which is guaranteed by Longs Drug Stores California, Inc. Consequently, a Guarantee of Profit Sharing Plan debt is shown on the accompanying balance sheets with a corresponding reduction of Stockholders' Equity. Loan repayments are made with dividends on allocated and unallocated shares heldby the Plan and with Company contributions. Members are allocated shares of Longs common stock equal in value to the cash dividends on their allocated shares used to repay the loan. The Company has no obligation to repurchase outstanding shares held by the Plan. Periodically, the Company has been willing to repurchase shares to provide the Plan with needed liquidity. Plan shares of the leveraged Employee Stock Ownership Plan were as follows:

- ------------------------------------------------------------------------------
                                           AS OF JANUARY 26, 1995
Allocated shares                                  419,119
Unallocated shares                                277,745
- ------------------------------------------------------------------------------
Total                                             696,864
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

Loan payments are made in equal quarterly installments of $930,000, which includes interest at 8.4% per year. The loan is being repaid from dividends on Longs' stock held by the Plan, and Company contributions to the Plan.

Dividends paid to the Plan, and used in part to repay principal and interest on the loan totaled $3,231,000, $3,243,000 and $3,233,000 for fiscal 1995, 1994, and 1993.

STOCKHOLDERS' EQUITY

Authorized capital stock consists of 120,000,000 shares of common stock, $.50 par value, and 30,000,000 shares of preferred stock. There were approximately 16,400 (UNAUDITED) shareholders at the end of fiscal 1995.

Each outstanding share of common stock has a Preferred Stock Purchase Right (expiring in September 1996) which is exercisable only upon the occurrence of certain changes in control events. There have been no events that would allow these rights to be exercised.

During 1988, a Restricted Stock Award program was adopted whereby certain individuals may be granted stock in the Company. The restrictions provide that while recipients have voting rights to the shares, transfer of ownership of the shares is dependent on continued employment for a period of five years. In 1994, a new Restricted Stock Award program was adopted which is similar to the 1988 program except as it relates to the transfer of ownership of shares. The transfer of shares is dependent upon continued employment for a period of not less than one year. The unrecognized portion for these programs ($3.2 million) at January 26, 1995 has been netted against Additional Capital. During fiscal 1995, 1994, and 1993; 93,400, 11,700 and 21,200 shares were awarded under these programs.

The Board of Directors approved a program in August 1989, under which the Company may repurchase up to three million shares of its outstanding common stock. As of January 26, 1995, the Company had repurchased 1,554,000 shares at a cost of $58.5 million.

In November, 1994, the Board of Directors discontinued this Plan and authorized a new Plan to repurchase up to two million shares of the Company's outstanding common stock.

During fiscal 1995, the Company repurchased 105,000 shares of its common stock from the Profit Sharing Plan at market values totalling $3.6 million. In addition, the Company repurchased 228,000 shares of common stock from the Thomas
J. Long Foundation and the J. M. Long Foundation at market values totaling $7.5 million.

FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," the carrying value of the Company's current assets and liabilities, and Guarantee of Profit Sharing Plan debt approximates the estimated fair value.

LITIGATION

During the first quarter of fiscal 1994, the Company announced that the states of Hawaii and Nevada, and Federal regulatory agencies were inquiring into the procedures which Longs followed when billing Medicaid programs. The billing procedures in question were changed in 1990 for Hawaii and 1992 for Nevada. The Company fully cooperated in the inquiry, reaching a settlement with the state of Nevada in August 1993 for $750,000, and reaching a settlement with

Notes to Consolidated Financial Statements
- -------------------------------------------------------------------------------

the state of Hawaii in November 1994 for $2.4 million.

These settlements had been reserved for previously and did not impact current quarter or year-to-date results. The Company does not expect any future required reimbursements to the Federal regulatory agencies, exclusive of penalties, to be material to the results of operations or financial position. If major penalties were imposed, the effect on earnings could be material.

ACQUISITION OF BILL'S DRUGS, INC.

In September 1993, the Company purchased (in a non-cash transaction) substantially all of the assets of Bill's Drugs, Inc. (Bill's), a chain of drug stores located in Northern California. The transaction was reported under the purchase method of accounting. The purchase was made by issuing approximately 317,000 shares of the Company's stock with a value of $10,343,000 and by assuming liabilities of $13,614,000 for a total purchase price of approximately $23,957,000.

Results of operation of the Bill's stores after the purchase date are included in the Statements of Consolidated Income presented herein. The following pro-forma information assumes that the acquisition had taken place as of the beginning of each period presented, and includes adjustments for additional depreciation and amortization reflecting the fair market value of the assets acquired.

Earnings per share were computed as if the shares issued in the acquisition of Bill's had been issued at the beginning of each period presented. The proforma information is not necessarily indicative of the results of operations as they may be in the future or as they would have been had the transaction been effected on the assumed dates.

- -------------------------------------------------------------------------------
(THOUSANDS EXCEPT                            FOR THE FISCAL YEARS ENDED
PER SHARE )                                    1994               1993
- -------------------------------------------------------------------------------
Sales                                        $2,548,757     $2,555,013
Income before
 cumulative effect of
 accounting change                               48,716         51,823
Per Share                                         $2.34          $2.48
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

ACQUISITION OF PAYLESS' HAWAII STORES

On January 24, 1995 Longs Drug Stores California, Inc., with the Board of Directors' approval, announced that it has entered into an agreement with PayLess Drug Stores Northwest, Inc. to acquire the inventory and fixed assets of six stores and the merchandise inventory of other additional stores in Hawaii. The acquisition is expected to be completed during the first quarter of fiscal 1996.

QUARTERLY FINANCIAL DATA (UNAUDITED) AND FIVE YEAR SELECTED FINANCIAL DATA
(THOUSANDS EXCEPT PER SHARE)
                    NET SALES   GROSS     INCOME (1)   NET INCOME     EARNINGS    EARNINGS       DIVIDENDS   STOCK PRICE     TOTAL
                                MARGIN                              PER SHARE (1)  PER SHARE     PER SHARE      RANGE        ASSETS
- ------------------------------------------------------------------------------------------------------------------------------------
QUARTER
1st                 $ 622,259   $164,990    $13,021      $13,021      $   .63        $   .63        $  .28      $31-32      $800,534
2nd                   626,310    163,124     12,034       12,034          .58            .58           .28       33-34       787,301
3rd                   614,461    156,302      6,422        6,422          .31            .31           .28       33-34       817,744
4th                   695,239    181,002     17,254       17,254          .83            .83           .28       33-34       827,961
- ------------------------------------------------------------------------------------------------------------------------------------
TOTAL 1995          2,558,269    665,418     48,731       48,731         2.35           2.35          1.12       31-34       827,961
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------
QUARTER
1st                   607,979    153,184     10,923       13,954          .53            .68           .28       33-37       729,646
2nd                   609,346    155,539     12,963       12,963          .63            .63           .28       31-35       726,436
3rd                   597,202    153,386      8,935        8,935          .43            .43           .28       31-34       778,197
4th                   684,697    174,023     16,930       16,930          .82            .82           .28       31-34       794,804
- ------------------------------------------------------------------------------------------------------------------------------------
TOTAL 1994          2,499,224    636,132     49,751       52,782         2.41           2.56          1.12       31-37       794,804
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------
Total 1993          2,475,475    612,303     52,993       52,993         2.58           2.58          1.11       32-40       726,190
Total 1992          2,365,916    589,989     55,379       55,379         2.71           2.71          1.07       33-44       689,251
Total 1991          2,333,767    573,769     59,622       59,622         2.94           2.94          1.02       31-44       648,403

(1) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE IN FIRST QUARTER AND FISCAL YEAR 1994.

DIRECTORS

- --------------------------------------------------------------------------------
Richard M. Brooks*                      Edward E. Johnston*
FINANCIAL CONSULTANT                    INSURANCE CONSULTANT

William G. Combs                        Robert M. Long
VICE PRESIDENT, ADMINISTRATION          CHAIRMAN OF THE BOARD AND CHIEF
                                        EXECUTIVE OFFICER
David G. DeSchane
RETIRED                                 Mary S. Metz, Ph.D*
VICE PRESIDENT / DISTRICT MANAGER       DEAN, U.C. BERKELEY EXTENSION




Ronald A. Plomgren                      Thomas R. Sweeney
SENIOR VICE PRESIDENT, DEVELOPMENT      RETIRED
                                        VICE PRESIDENT / DISTRICT MANAGER
Stephen D. Roath
PRESIDENT                               Frederick E. Trotter*
                                        PRESIDENT, F. E. TROTTER, INC.
Harold R. Somerset*
BUSINESS CONSULTANT                     *    MEMBER OF THE AUDIT COMMITTEE



SENIOR OFFICERS                         OFFICERS
- -------------------------               -------------------------
Bill M. Brandon**                       Les C. Anderson**
SENIOR VICE PRESIDENT                   VICE PRESIDENT, PERSONNEL

George A. Duey**                        Al A. Arrigoni**
SENIOR VICE PRESIDENT                   VICE PRESIDENT, CONSTRUCTION

Orlo D. Jones                           William G. Combs
SENIOR VICE PRESIDENT,                  VICE PRESIDENT, ADMINISTRATION
PROPERTIES AND SECRETARY
                                        Jack G. Daleth**
Robert M. Long                          VICE PRESIDENT / DISTRICT MANAGER
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER                 Don D. England**
                                        VICE PRESIDENT / DISTRICT MANAGER
Ronald A. Plomgren
SENIOR VICE PRESIDENT,                  Jim L. Famini**
DEVELOPMENT                             VICE PRESIDENT / DISTRICT MANAGER

Stephen D. Roath                        Dave J. Fong**
PRESIDENT                               VICE PRESIDENT, PHARMACY

Dan R. Wilson**                         Brian E. Kilcourse**
SENIOR VICE PRESIDENT, MARKETING        VICE PRESIDENT, CHIEF INFORMATION
                                        OFFICER

                                        Ron E. Lovelady**
                                        VICE PRESIDENT / DISTRICT MANAGER

OFFICERS
- ----------------------------
Sal Petrucelli**
VICE PRESIDENT / DISTRICT MANAGER

Mike K. Raphel**
VICE PRESIDENT, REAL ESTATE

Gerald H. Saito**
VICE PRESIDENT / DISTRICT MANAGER            ANNUAL MEETING
                                             ------------------------------
Clay E. Selland                              The Annual Meeting of Stockholders
TREASURER                                    will be held at the Regional Center
                                             for the Arts, 1601 Civic Drive,
Joe P. Spampinato**                          Walnut Creek, California on
TREASURER                                    Tuesday, May 16, 1995 at 11:00am.
                                             All stockholders are cordially
Kyle J. Westover**                           invited to attend.
VICE PRESIDENT, TRAINING AND
COMMUNICATIONS
                                             ** OFFICER OF LONGS DRUG STORES
Grover L. White                                 CALIFORNIA, INC. ONLY
VICE PRESIDENT, CONTROLLER

Bob W. Wilson**
VICE PRESIDENT / DISTRICT MANAGER


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


GENERAL OFFICE
- --------------------------------
141 North Civic Drive
P.O. Box 5222
Walnut Creek, California 94596
(510) 937-1170


TRANSFER AGENT AND REGISTRAR
- --------------------------------
Chemical Trust Co. of California
50 California Street
10th Floor
San Francisco, California 94111
(800) 647-4273

For assistance on address change,
consolidation of multiple
holdings, dividend payments or
related matters, please contact
the Transfer Agent.


AUDITORS
- -------------------------------
Deloitte & Touche LLP
50 Fremont Street
San Francisco, California  94105


GENERAL COUNSEL
- -------------------------------
Bell, Rosenberg & Hughes
1300 Clay Street
Suite 1000
Oakland, California  94612-0220


STOCK LISTING
- -------------------------------
New York Stock Exchange, Inc.
Ticker Symbol-LDG
Newspaper quotations:
"Longs Drg" W. S. J.


FORM 10-K
- -------------------------------
A copy of the Company's Form
10-K Annual Report and Form 10-Q
Quarterly Reports filed with
the Securities and Exchange
Commission may be obtained
without charge by writing to
the Corporate Treasurer, Longs
Drug Stores, P. O. Box 5222,
Walnut Creek, California 94596


/ / printed on recycled paper

LONGS DRUGS 1995 ANNUAL REPORT -- ADDENDUM

Listing of Photographs found in the 1995 Annual Report:

Page 1    - Picture of our store in Kona, Hawaii.

Page 2    - Picture of a few products sold in our stores.

Page 3    - Picture of Bob Long, Chairman of the Board and Chief Executive
            Officer, and Steve Roath, Company President.

Page 4    - Picture of a Marketing Group:  Ron Lovelady, VP and District
            Manager; Veronica Brauns, Director of Systems and Programming; Terry Burnside, Merchandise Manager; Dan Wilson, Senior VP, Marketing; and Diane Fournier, Financial Analyst.

Page 5    - Picture of a woman sitting at her computer.

Page 6    - Picture of two employees reviewing shelf merchandise.

Page 7    - Picture of three employees, part of our Merchandise replenishment teams, stocking merchandise on the store shelves.

          - Picture of a distribution warehouse.

Page 8    - Picture of a planning session:  Pat Takahashi, Financial Planning
            Manager; Clay Selland, Treasurer; and Marty Stephenson, Alameda District Manager.

Page 9    - Picture of Kevin Wright, Pharmacy Manager at our Palmdale, CA store.

          - Picture of a customer focus group.

Page 10   - Picture of Steve Roath, Company President, leading a Town Hall
            Meeting.