Form 10-K, Exhibit 13
period 1996-01-25
LONGS DRUG STORES CORP
filed 1996-04-19
CIK 764762

                         LONGS DRUGS 1996 ANNUAL REPORT




                                     [PHOTO]

           Picture of a group of store managers at a volleyball match








                                                THE YEAR OF TEAM ACCOMPLISHMENTS





                                                                     LONGS DRUGS

                                 COMPANY PROFILE


FINANCIAL HIGHLIGHTS
(MILLIONS EXCEPT PER SHARE)

                                                            1996          1995
- --------------------------------------------------------------------------------
SALES                                                      $2,644        $2,558
- --------------------------------------------------------------------------------
NET INCOME(*)                                                  46            49
- --------------------------------------------------------------------------------
 EARNINGS PER SHARE(*)                                       2.29          2.35
- --------------------------------------------------------------------------------
TOTAL ASSETS                                                  854           828
- --------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                                          523           524
- --------------------------------------------------------------------------------
RETURN ON AVERAGE STOCKHOLDERS' EQUITY                        8.8%          9.5%
- --------------------------------------------------------------------------------
NUMBER OF STORES AT YEAR END                                  328           317
- --------------------------------------------------------------------------------
SALES SQUARE FOOTAGE AT YEAR END                              5.2           5.1
- --------------------------------------------------------------------------------

(*) FISCAL 1996 INCLUDES A ONE-TIME $14 MILLION CHANRGE FOR THE SETTLEMENT OF A LAWSUIT, REDUCING AFTER-TAX NET INCOME BY $8.4 MILLION, OR $.42 PER SHARE.


A COMMITMENT TO THE TEAM


TEAM, INNOVATION, AND HEIGHTENED PERFORMANCE ACCURATELY DESCRIBE LONGS STORES AND THE SPIRIT OF LONGS PEOPLE. LONGS POWERFUL GROUP OF EMPLOYEES DELIVERED A TURNAROUND YEAR FOR THE COMPANY AND SOLIDIFIED LONGS PRESENCE IN VIRTUALLY EVERY MAJOR MARKET WE SERVE IN CALIFORNIA, HAWAII, NEVADA AND COLORADO. AS ONE OF THE LARGEST DRUGSTORE CHAINS IN NORTH AMERICA, LONGS IS AMONG THE BEST IN RETAILING. SERVICE, VALUE, CREATIVE THOUGHT AND A COMPETITIVE SPIRIT ARE HALLMARKS OF OUR OPERATION.


                   SALES
                 (Billions)


    1992    1993    1994    1995    1996
    -------------------------------------
    $2.37   $2.48   $2.50   $2.56   $2.64


[GRAPH]
Financial graph depicting sales growth for five years

(-- Cover-
This group of store managers celebrating victory after a competitive match is representative of the spirit and success enjoyed this past year by our entire team of Longs employees. It was a year of significant team accomplishments.

                           MESSAGE TO SHAREHOLDERS


"WE EXPRESS PRIDE IN THE TEAM WE HAVE ASSEMBLED, AND WE ARE PROUD OF OUR YEAR OF ACCOMPLISHMENTS"

TEAM

[PHOTO]
Picture of Bob Long and Steve Roath

(left) Bob Long - Chairman of the Board and Chief Executive Officer (right) Steve Roath, President


     Highlighted by healthy sales gains, improved margins and strong earnings, fiscal 1996 was a successful turnaround year for Longs. These achievements reflect the teamwork of our 16,000 employees who have successfully implemented the strategic initiatives we've pursued over the past two years -- from strengthening our core pharmacy business and redefining the role of our marketing department to reducing our merchandise acquisition cost and increasing our use of technology to improve service and productivity. As a result of these initiatives, Longs is a much stronger company today with a solid foundation of outstanding employees, well-located stores and a popular, well-differentiated merchandising strategy on which to build.

STRONG FINANCIAL RESULTS

     This letter briefly reviews our financial results for the fiscal year ended January 25, 1996. We began the year by setting an ambitious objective of reaching $96 million in pre-tax, pre-LIFO earnings. We ended the year having attained this goal. While reported net income for the year was down slightly to $46.2 million, or $2.29 per share, our results include a one-time pre-tax $14.0 million charge for settlement of a lawsuit, as described in the Notes to Consolidated Financial Statements. Without this charge, our net earnings would have increased to $54.6 million in fiscal 1996, a 12.1% gain. Our improved profitability reflects greater productivity throughout Longs, a lower cost of merchandise and continued cost containment.

                            MESSAGE TO SHAREHOLDERS

WORKING TOGETHER

[PHOTO]
A Pharmacist talking with a patient in a consultation area

Pharmacy consultation- --)

We configure our new pharmacies to bring the parmacist closer to the patient. Our consultation areas provide an appropriate space for Longs pharmacists to review dispensed medication with their patients.

     Sales also showed solid gains in fiscal 1996, with total sales up 3.4%, reflecting the fifteen new stores we acquired or opened, the closing of four stores, and a modest 0.7% increase in same store sales. We are especially encouraged by the nearly 10.7% growth in pharmacy sales.

ENHANCED MARKETING SUPPORT

     At the heart of our marketing and merchandising philosophy is our commitment to exceeding customers' expectations for service, selection, convenience and value every time they visit a Longs Drug Store. This commitment has guided Longs since our founding 58 years ago and remains a cornerstone of our business today. We are refining our marketing strategy as part of our redefinition of the marketing function and our managers are doing an excellent job of adapting and implementing our new tactics at the store level.

     In the past twelve months, we have established chainwide pricing strategies, enhanced our advertising presence and begun implementing category management -- an important change whereby our corporate marketing experts assist the stores in managing the purchase and merchandising of core categories of the products we sell. The result is smarter, more cost-effective buying, better merchandising and increased store-level productivity. Based on the success of category management thus far, we have accelerated its implementation and by the end of the year it will encompass more than half of the general merchandise in our stores. Currently 22 plan-o-grams are in place in our stores with close to 60 anticipated within the year. Plan-o-grams are fact based merchandise models.
     Convenience foods has recently joined pharmacy, photo, and cosmetics as a core category. A consistently organized presentation of food, beyond our normal promotional mix, will strengthen customers' views of Longs as a convenient destination for staple foods including dairy, bakery and frozen foods.

A SUPERIOR PHARMACY

     Pharmacy continues to be our core business, representing 32% of fiscal 1996 sales. With the objective of enhancing this critical part of our operation -- particularly in light of the external

MOVING FORWARD

pressures on profit margins and increasing customer demand for service -- we are creating a new, better Longs pharmacy for the 1990s and beyond. In the rapidly changing world of health care, we will continue to strike a balance between optimum efficiency and higher levels of patient service, a balance necessary for the growth of our pharmacy business.

  While our service levels are among the highest in drug retailing, we are taking steps to raise them even higher. By making our pharmacists more accessible to patients, shortening wait times and reducing the average cost of filling prescriptions, we are developing a superior pharmacy for our customers. We are also evaluating ideas to improve the work flow and physical design of our pharmacies as well as new and expanded use of technology.

  One way that we are positioning the Longs pharmacy as a valuable link in the health care delivery system is with Integrated Health Concepts (IHC), a wholly-owned subsidiary. IHC will market pharmacy services to employer groups such as school districts and hospitals, and it will develop and market services to HMOs and other healthcare large providers.

  For Longs, this pharmacy benefit management company should provide opportunities to offset shrinking third party margins. IHC allows us to be the manager rather than the managed.

  Technology is playing an important role in strengthening our pharmacy operations. For example, 90% of our pharmaceuticals are now re-ordered based upon sales activity using our new Pharmacy Replenishment Order system.

TRIP ASSURANCE

  "TRIP ASSURANCE LIES AT THE HEART OF OUR MARKETING AND MERCHANDISING PHILOSOPHY."

  Convenience drives and motivates today's customer. Customers view shopping as a chore not a recreational activity as in years past. Customers in the '90s seek out those stores that consistently exceed their expectations.

  Today's customer selects a drug retailer that they trust to carry the kind of merchandise they would expect to find in a drug store. They want the merchandise to be fresh, in stock, and easy to find.

  Customers expect items sold in a service department like pharmacy or cosmetics to be dispensed by knowledgeable and helpful people. Today's customer wants to get in and out of the store quickly and to make solid, intelligent buying decisions.

  Exceeding all of these expectations identifies a retailer that is trusted, consistent and one which rarely disappoints. That is why Trip Assurance lies at the heart of our marketing and merchandising philosophy.


[PHOTO]
A customer at a check-out stand buying merchandise

(-- Customer Service Audits

Upgrading our customer service is a critical aspect of our PASSPORT TO THE FUTURE program. "Mystery Shoppers" audit the overall service offering in all of our stores as part of an ongoing measurement of how well we deliver on our service standards.

We are also evaluating a new pharmacy computer system that will further improve our efficiency and responsiveness. By enabling our well trained professionals to spend more time with their customers patients, this new system will also help shift the emphasis in our pharmacies from one of order fulfillment to health maintenance.

TECHNOLOGY -- A STRATEGIC ASSET

  We are applying the productivity and service-enhancing power of technology not only in our pharmacies, but throughout our Company as well. Our goal in the use of information systems -- which have already contributed to our improving margins -- is to enhance profitability while maintaining the high levels of service for which Longs is known.

[PHOTO]
Customers selecting merchandise from our newly expanded staple food section

(-- Convenience Food Section

This year, many of our stores are expanding their food sections to provide greater convenience for our customers.

  This past year we realized some of the benefits of our new point-of-sale system, which has enabled us to measure more accurately what is happening in our stores. Our store managers now have ready access to a great deal of highly useful information about their stores -- from sales tracking to excess inventory reports -- and a greater ability to evaluate the impact of their decisions. Our new and evolving information systems, combined with the traditional strengths of our store managers, are creating a powerful synergy.

  On the corporate level, we are equipping our


[PHOTO]

Customers selecting merchandise found in our "Bargain Alley"

(-- Bargain Alley

Customers know that we merchandise many of our ad items in this central location called "Bargain Alley" and that many non-advertised values can be found here. In short, they think Bargain Alley is fun.

[PHOTO]
Picture of Terry Burnside and Cynthia Henry.

Vice President of Merchandising, Terry Burnside and Cosmetics Category Manager, Cynthia Henry discuss upcoming changes to a section of merchandise she manages.

management team with computerized information systems to assist them in the planning process. Going forward, managers will have the ability to generate detailed plans and ask "what if" questions that will help in evaluating growth plans and changes. We're also using technology to train our store employees. Most of our people benefit from expanded use of L.I.T.E. (Longs Interactive Training Environment), our in-house computer-based training. Employees can study at their own pace using interactive techniques that teach a wide variety of skills needed to be successful merchants.

  After a very successful test, we will roll out a debit card system during the coming year. We are also investigating ways to reach new customers with emerging technologies. Our goal is to be better than the best among our industry peers in the use of technology.

[PHOTO]
  Customer paying for merchandise using the newly installed debit card system.

(-- Debit Card - Late last year we tested our debit card systems that permit our customers to use their ATM cards instead of checks. Chain-wide rollout of this system is underway.

SUSTAINED, LONG-TERM GROWTH

  Building on our recent momentum, we expect fiscal 1997 to be another successful year for Longs. We will continue to work in the coming year toward our goal of sustained, profitable growth.

  We believe that our recent initiatives and investments in marketing, infrastructure and systems will help us realize our long-range objectives. Our systems enhancements throughout the Company are well under way and our overall marketing strategy is now in place. We are improving our already strong pharmacy operations and have strengthened cost controls in all departments Company wide.

  We are intensifying our already strong commitment to Longs' most important priority, our customers. Providing high levels of customer

                                                                     [LOGO]
                              Picture of the Longs logo -- mortar and pestle

REINVENTING THE PHARMACY

  Last summer Longs began to investigate new and unique ways to deliver our pharmacy services. Our objective is to gain operational benefits that address improved customer service, revenue enhancement and reduced operating costs.

  We looked at the pharmacy within the context of today's high prescription volumes. This re-design activity views the pharmacy as a neighborhood health center that concentrates on wellness and an ongoing interaction between Longs customers and our pharmacy professionals.

  Our "New Concept Pharmacy" is taking shape. We are testing a number of ideas that look at new physical designs, improved work flow, technological enhancements, and additional training of our pharmacy staff. Several stores are participating in our evaluation, and the solutions provided by our employees and our customers will allow us to continue to succeed in this critical core department.

  Our goal: "TO BE BETTER THAN THE BEST."

ACCENT ON EXCELLENCE

service has always been a hallmark of Longs, and through PASSPORT TO THE FUTURE
- -- which measures employee performance by gauging accuracy, store cleanliness, courtesy and other key elements of direct interaction with our customers -- we are building on that tradition. PASSPORT is designed to ensure that we deliver on the values expressed in the Longs Mission Statement in each of our stores every day. We believe this focus will continue to be an important contributor to our Company's success.

  Our plans for fiscal 1997 are to open 12 to 15 new stores and we currently have over 25 locations in various stages of planning. Some of these new stores will be Longs Pharmacies that are smaller than our traditional stores. We anticipate these smaller stores will generally become profitable sooner than a full size Longs, although the net dollars they contribute will also be less. More importantly, Longs pharmacies demonstrate our flexibilty to meet the needs of each individual market.

  We are also working to improve same store sales by sharpening our store-level execution, creating a more exciting shopping environment and actively communicating our customer offering -- Longs will have the right product, in the right place, at the right price with the right level of knowledge and service.

OUR PEOPLE ARE THE KEY

  Clearly, the most important ingredient in our sustained, long-term growth is the people of Longs. It is their team spirit and ability to execute effectively that is the chief means of differentiating Longs from our competition. We constantly receive comments from those outside our Company about the strength


[PHOTO]
Longs employee learning how to use a photo finishing lab at our own training center

(-- In Store Lab Training

We train operators of Longs in store photo finishing labs at our own training center in 20% less time than outside sources require. Longs trainers provide quality training that incorporates our service values into the job skills being taught.

THE TEAM FOCUS

of our people and their unique sense of Company ownership. While our employees own more than 22% of the Longs stock, their pride and sense of ownership goes much further. Our large number of veteran employees and the sense of family that they bring to our Company speaks of a palpable strength that is hard to quantify. We'd like to recognize one such veteran. This past year our Vice President of Administration Bill Combs retired after more than 50 years of service to Longs. We wish him well.

  In closing, we thank all of our employees for their hard work and loyalty and look forward to reporting on our Company's continuing progress.

                /s/Steve Roath                  /s/Bob Long
                   S.D. Roath                      R.M. Long
                    PRESIDENT               CHIEF EXECUTIVE OFFICER

                             WALNUT CREEK, CALIFORNIA
                                  APRIL 3, 1996

                                                                         [LOGO]
                                        Picture of the "Passport to the Future"
                                        logo -- a globe with a plane flying by

                                                                     PASSPORT TO
                                                                      THE FUTURE

  PASSPORT TO THE FUTURE is a continuous improvement program for all Longs people. PASSPORT measures performance, and the program recognizes and rewards people as they grow and improve.

  PASSPORT began as we outlined our corporate financial goals. PASSPORT TO THE FUTURE'S primary objective mobilizes and focuses all Longs people on our company goal and it identifies each employee's contribution toward that goal.

  We chose the PASSPORT metaphor because continuous growth represents an ongoing journey. We identified critical "destinations" along the way that are essential in the achievement of our goal.

  PASSPORT "destinations" measure:
(--  The accuracy of our work
(--  The warmth and completeness of our service to the customer
(--  The quality of our shopping environment
(--  The partnership between Longs and our vendors and communities
(--  Traditional quantifiable measurements such as sales and net income.

  This annual program creates a win-win situation. Our employees earn recognition and tangible rewards while learning to do their jobs better. The Company wins through higher levels of employee performance and most importantly, our customers win with a shopping experience that exceeds their expectations.


[PHOTO]
An employee helps a customer at the cosmetics counter

(-- Cosmetics Service

Cosmetics, pharmacy and photo form our service triad where we provide personalized attention to our customers. Knowledgeable, well-trained people are pivotal to the success of these departments, and our cosmetics personnel eclipse most in our industry.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

 Sales for fiscal 1996 increased 3.4% over 1995, which increased 2.4% over 1994. Our continued sales growth can be attributed to both existing and new stores, including the six stores in Hawaii acquired in the beginning of the year. Same store sales increased 0.7% in 1996, and decreased 1.5% in 1995. The fiscal year 1996 improvement reflects the success of marketing initiatives we have implemented over the last two years.

 Pharmacy sales represents 32.0% of total sales for the fiscal year compared to 30.1% in 1995 and 28.7% in 1994. Sales to third party health care plans represents 76.5% of pharmacy sales as compared to 71.3% and 64.6% for 1995 and 1994. It is expected that third party sales will continue to increase as the former cash customers move to managed care services.

 Longs' historically high percentage of promotional sales is a key part of our sales growth, and control over promotional gross margins has contributed to an increase in gross margin dollars.

 Gross margins for fiscal 1996 increased to 26.4% from 26.0% in 1995 and 25.5% in 1994. The improvement in gross margins is primarily due to category management, market group pricing, and other marketing initiatives.

 Category management has been introduced in a number of core categories with several more categories planned for the coming year. Category managers make decisions using internal information and syndicated market data in conjunction with information from vendors to assist in marketing our products. This has allowed the Company to offer improved merchandise selection and consistent product presentation. Category management complements the unique offerings that individual stores tailor to their local markets.

  Market group pricing has provided the tools to improve our competitive pricing position and has benefited both sales and gross margins. Pricing decisions are based on timely market research and are supported centrally and provided to stores on a regular basis.

  Other marketing initiatives include partnering relationships with several vendors that provide attractive marketing opportunities and reduced acquisition costs. Systems linked directly to our vendors and warehouses automate a growing share of pharmacy and non-pharmacy merchandise replenishment in our stores.

  Operating and administrative expenses (excluding the legal settlement) as a percent of sales were 17.8% in fiscal 1996 as compared to 17.9% in 1995 and 17.6% in 1994. This improvement was primarily the result of closely monitoring labor and benefit costs in relation to changes in sales.

  Improved control over expenses has been achieved through close attention to individual stores' sales, margins, and labor costs on a weekly basis. This allows stores to be aware of, and quickly adapt to changing conditions in their local markets. Store performance is linked to goals set forth in advance in cooperation with store, district, and senior management.

  Occupancy costs for fiscal 1996 were 5.2% of sales compared with 4.9% in 1995 and 4.6% in 1994. This increase reflects costs associated with new store openings, including the six new stores in Hawaii.

  Net income was $46.2 million or $2.29 per share for the fiscal year ended January 25, 1996. Without a one-time pre-tax charge of $14.0 million for the settlement of the lawsuit, fiscal 1996 earnings would have been $54.6 million, up 12.1% from a year ago. This compares with earnings of $48.7 million or $2.35 per share in fiscal 1995 and $52.8 million or $2.56 per share in fiscal 1994. The after tax impact of settling the lawsuit was $8.4 million which reduced reported earnings for the fiscal year by $0.42 per share. The legal settlement is described in the Notes to the Consolidated Financial Statements.

                        MANAGEMENT'S DISCUSSION AND ANALYSIS

SELECTED FINANCIAL DATA
(THOUSANDS EXCEPT PER SHARE)



                                                 1996              1995              1994              1993              1992
- ----------------------------------------------------------------------------------------------------------------------------------
Sales                                        $2,644,376        $2,558,269        $2,499,224        $2,475,475        $2,365,916
- ----------------------------------------------------------------------------------------------------------------------------------
Sales Growth Percentage                            3.4%              2.4%              1.0%              4.6%              1.4%
- ----------------------------------------------------------------------------------------------------------------------------------
Net Income*                                      46,228            48,731            52,782            52,993            55,379
- ----------------------------------------------------------------------------------------------------------------------------------
  Earnings per Share*                              2.29              2.35              2.56              2.58              2.71
- ----------------------------------------------------------------------------------------------------------------------------------
Capital Expenditures                             49,174            39,195            62,402            55,384            59,693
- ----------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity                            522,767           524,098           499,607           458,211           423,214
- ----------------------------------------------------------------------------------------------------------------------------------
Stock Price at Year End                          45 3/8            33 7/8            33 1/2            36 1/2            37 3/4
- ----------------------------------------------------------------------------------------------------------------------------------
Market Capitalization                           899,151           696,470           691,909           745,075           771,648
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------


*FISCAL 1996 INCLUDES A ONE-TIME $14 MILLION CHARGE FOR THE SETTLEMENT OF A LAWSUIT, REDUCING AFTER-TAX NET INCOME BY $8.4 MILLION, OR $.42 PER SHARE.


  During the fiscal year, Longs Drug Stores California, Inc. formed a wholly-owned subsidiary, Integrated Health Concepts (IHC). IHC is a pharmacy benefit management company that will enable Longs to develop and market pharmacy insurance programs directly to employers and managed care organizations that need prescription services for their employees and members. IHC provides the opportunity to preserve pharmacy profitability by managing outcomes to the benefit of the customer at reduced costs.

LIQUIDITY AND CAPITAL RESOURCES
  Cash and cash equivalents decreased to $49.3 million at the end of fiscal 1996 from $57.5 million last year. The reduction in cash balances primarily reflects increases in cash provided by operating activities offset by increases in property additions and stock repurchases. Cash from operating activities increased to $94.3 million from $84.0 million last year, reflecting strong improvement in operating results.

  Expenditures for property additions totaled $49.2 million for fiscal 1996. This includes the addition of 15 new stores, other new stores in various stages of construction, and technology investments. Four stores were closed this year, including two stores in Alaska, marking our exit from that state. Capital expenditures for fiscal 1997 are expected to remain consistent with fiscal 1996, and are expected to continue to be funded from operations and cash reserves. Planned store openings are expected to continue at the present growth rate of 12 to 15 stores per year, excluding any potential acquisitions.

  In an effort to increase shareholder value the Company continues to repurchase stock under an authorization granted by the Board of Directors in November 1994. During fiscal 1996 the Company repurchased 1,009,000 shares of common stock for a total of $35.7 million.

  Fiscal year 1997 will include 53 weeks (14 weeks in the fourth quarter) as the fiscal year will end the last Thursday in January 1997.

STATEMENTS OF CONSOLIDATED INCOME
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------



                                                                                           FOR THE FISCAL YEARS ENDED
                                                                            January 25           January 26           January 27
                                                                               1996                 1995                 1994
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                            ---------------THOUSANDS EXCEPT PER SHARE---------------

SALES                                                                        $2,644,376           $2,558,269           $2,499,224

COST AND EXPENSES:

   Cost of merchandise sold                                                   1,946,391            1,892,851            1,863,092

   Operating and administrative                                                 470,673              458,533              439,004

   Occupancy                                                                    136,484              126,054              114,877

   Lawsuit settlement                                                            14,000                   --                   --
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME                                                    76,828               80,831               82,251

TAXES ON INCOME                                                                  30,600               32,100               32,500
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE                                                    46,228               48,731               49,751

CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                               --                   --                3,031
- ------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                   $   46,228           $   48,731           $   52,782
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------

PER COMMON SHARE:

  Income Before Cumulative Effect of Accounting Change                       $     2.29           $     2.35           $     2.41

  Cumulative Effect of Accounting Change                                             --                   --                  .15
  ----------------------------------------------------------------------------------------------------------------------------------
  NET INCOME                                                                 $     2.29           $     2.35           $     2.56

  DIVIDENDS                                                                  $     1.12           $     1.12           $     1.12

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                    20,182               20,701               20,592
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

INDEPENDENT AUDITORS' REPORT

LONGS DRUG STORES CORPORATION:

  WE HAVE AUDITED THE ACCOMPANYING CONSOLIDATED BALANCE SHEETS OF LONGS DRUG STORES CORPORATION AND ITS SUBSIDIARY AS OF JANUARY 25, 1996 AND JANUARY 26, 1995, AND THE RELATED STATEMENTS OF CONSOLIDATED INCOME, CONSOLIDATED STOCKHOLDERS' EQUITY AND CONSOLIDATED CASH FLOWS FOR EACH OF THE THREE FISCAL YEARS IN THE PERIOD ENDED JANUARY 25, 1996. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDITS.

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

  IN OUR OPINION, SUCH CONSOLIDATED FINANCIAL STATEMENTS PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF THE COMPANIES AT JANUARY 25, 1996 AND JANUARY 26, 1995, AND THE RESULTS OF THEIR OPERATIONS AND THEIR CASH FLOWS FOR EACH OF THE THREE FISCAL YEARS IN THE PERIOD ENDED JANUARY 25, 1996 IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

 AS DISCUSSED IN THE NOTE TO THE FINANCIAL STATEMENTS ENTITLED "TAXES ON INCOME," THE COMPANY CHANGED ITS METHOD OF ACCOUNTING FOR INCOME TAXES EFFECTIVE JANUARY 29, 1993 TO CONFORM WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
SAN FRANCISCO, CALIFORNIA
FEBRUARY 23, 1996

CONSOLIDATED BALANCE SHEETS
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------



                                                                                                  January 25           January 26
                                                                                                     1996                 1995
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  ------------THOUSANDS-----------

ASSETS

CURRENT ASSETS:

  Cash and equivalents                                                                              $ 49,314             $ 57,518

  Pharmacy and other receivables                                                                      54,388               53,904

  Merchandise inventories                                                                            316,497              295,346

  Deferred income taxes                                                                               23,640               17,165

  Other                                                                                                2,687                2,734
- ----------------------------------------------------------------------------------------------------------------------------------
       Total current assets                                                                          446,526              426,667
- ----------------------------------------------------------------------------------------------------------------------------------
PROPERTY:

  Land                                                                                                79,998               76,952

  Buildings and leasehold improvements                                                               313,766              300,602

  Equipment and fixtures                                                                             247,831              240,239

  Beverage licenses                                                                                    7,163                7,135
- ----------------------------------------------------------------------------------------------------------------------------------
       Total property - at cost                                                                      648,758              624,928

  Less accumulated depreciation                                                                      253,461              227,166
- ----------------------------------------------------------------------------------------------------------------------------------
       Property - net                                                                                395,297              397,762
- ----------------------------------------------------------------------------------------------------------------------------------
OTHER NON-CURRENT ASSETS                                                                              11,734                3,532
- ----------------------------------------------------------------------------------------------------------------------------------
       TOTAL                                                                                        $853,557             $827,961
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

  Accounts payable                                                                                  $148,428             $149,239

  Employee compensation and benefits                                                                  59,843               56,274

  Taxes payable                                                                                       37,808               28,459

  Current portion of guarantee                                                                         2,174                2,001

  Other                                                                                               39,094               21,908
- ------------------------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                                     287,347              257,881
- ------------------------------------------------------------------------------------------------------------------------------------
GUARANTEE OF PROFIT SHARING PLAN DEBT                                                                  8,311               11,180
- ------------------------------------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                                                 35,132               34,802
- ------------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:

  Common stock (19,816,000 and 20,560,000 shares outstanding)                                          9,908               10,280

  Additional capital                                                                                 107,608              107,216

  Common stock contribution to Profit Sharing Plan                                                     4,550                5,515

  Guarantee of Profit Sharing Plan debt                                                              (10,485)             (13,181)

  Retained earnings                                                                                  411,186              414,268
- ------------------------------------------------------------------------------------------------------------------------------------
       Total stockholders' equity                                                                    522,767              524,098
- ------------------------------------------------------------------------------------------------------------------------------------
       TOTAL                                                                                        $853,557             $827,961
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENTS OF CONSOLIDATED CASH FLOWS
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                                                                                       FOR THE FISCAL YEARS ENDED
                                                                             January 25           January 26           January 27
                                                                                1996                 1995                 1994
                                                                             -----------------------THOUSANDS---------------------
- ----------------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES:

  Receipts from customers                                                   $ 2,645,211          $ 2,554,596          $ 2,490,558

  Payments for merchandise                                                   (1,968,353)          (1,901,012)          (1,840,876)

  Payments for operating, administrative, and occupancy expenses               (551,179)            (541,421)            (503,891)

  Income tax payments                                                           (31,380)             (28,094)             (31,628)
- ----------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                   94,299               84,069              114,163
- ----------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:

  Payments for property additions and other assets                              (49,174)             (39,195)             (62,402)

  Receipts from property dispositions                                             3,081                4,422                2,349
- ----------------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                      (46,093)             (34,773)             (60,053)
- ----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:

Repayment of short-term borrowings                                                   --                   --              (10,000)

Repayment of debt assumed from Bill's Drugs, Inc.                                    --                   --               (4,613)

Proceeds from sale of common stock to Profit Sharing Plan                         2,017                   --                   --

Repurchase of common stock                                                      (35,730)             (11,077)              (7,065)

Dividend payments                                                               (22,697)             (23,213)             (22,990)
- ----------------------------------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                                     (56,410)             (34,290)             (44,668)
- ----------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                       (8,204)              15,006                9,442

CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                        57,518               42,512               33,070
- ----------------------------------------------------------------------------------------------------------------------------------

CASH AND EQUIVALENTS AT END OF YEAR                                         $    49,314          $    57,518          $    42,512
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
  Net income                                                                $    46,228          $    48,731          $    52,782
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                               40,356               37,811               33,241
     Deferred income taxes                                                       (6,145)              (2,968)               2,857
     Restricted stock awards                                                      1,478                1,889                1,350
     Common stock contribution to benefit plans                                   4,550                5,515                5,530
     Tax benefits credited to stockholders' equity                                  127                  155                 (324)
     Cumulative effect of accounting change                                          --                   --               (3,031)
     Changes in assets and liabilities net of effects from acquisition of
      Bill's Drugs, Inc.:
     Pharmacy and other receivables                                                (484)              (3,265)              (8,868)
     Merchandise inventories                                                    (21,151)             (14,822)               4,586
     Other current assets                                                            47                 (197)                (433)
     Current liabilities                                                         29,293               11,220               26,473
- ----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                              $   94,299          $    84,069          $   114,163
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                             Profit Sharing   Guarantee of                Total
                                                 Common Stock     Additional      Plan       Profit Sharing  Retained Stockholders'
(THOUSANDS)                                  Shares       Amount    Capital   Contributions     Plan Debt    Earnings     Equity
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 28, 1993                  20,413      $10,207     $ 93,697        $4,775     ($17,945)    $367,477     $458,211
- -----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                     52,782       52,782
Dividends ($1.12 per share)                                                                                   (22,990)     (22,990)
Profit Sharing Plan:
  Issuance of stock for FY93 contribution       132           66        4,709        (4,775)                                     0
  Stock portion of FY94 contribution                                                  5,530                                  5,530
  Purchase of stock from plan                  (121)         (60)      (3,965)                                              (4,025)
  Reduction of plan debt                                                                           2,283                     2,283
Restricted stock awards                           5            1        1,349                                                1,350
Tax benefits related to employee stock plans                             (512)                                    188         (324)
Repurchase of common stock                      (92)         (46)        (431)                                 (2,563)      (3,040)
Acquisition of Bill's Drugs, Inc.:
  Stock issued                                  317          159       10,184                                               10,343
  Related costs                                                          (513)                                                (513)
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 27, 1994                  20,654       10,327      104,518         5,530      (15,662)     394,894      499,607
- -----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                     48,731       48,731
Dividends ($1.12 per share)                                                                                   (23,213)     (23,213)
Profit Sharing Plan:
  Issuance of stock for FY94 contribution       148           74        5,456        (5,530)                                     0
  Stock portion of FY95 contribution                                                  5,515                                  5,515
  Purchase of stock from plan                  (105)         (52)      (3,517)                                              (3,569)
  Reduction of plan debt                                                                           2,481                     2,481
Restricted stock awards                          90           44        1,845                                                1,889
Tax benefits related to employee stock plans                                                                      155          155
Repurchase of common stock                     (228)        (114)      (1,095)                                 (6,299)      (7,508)
Acquisition of Bill's Drugs, Inc.,
  Net of related costs                            1            1            9                                                   10
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 26, 1995                  20,560       10,280      107,216         5,515      (13,181)     414,268      524,098
- -----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                                     46,228       46,228
DIVIDENDS ($1.12 PER SHARE)                                                                                   (22,697)     (22,697)
PROFIT SHARING PLAN:
  ISSUANCE OF STOCK FOR FY95 CONTRIBUTION       176           88        5,427        (5,515)                                     0
  STOCK PORTION OF FY96 CONTRIBUTION                                                  4,550                                  4,550
  SALE OF STOCK TO PLAN                          59           29        1,988                                                2,017
  PURCHASE OF STOCK FROM PLAN                  (114)         (57)      (2,644)                                              (2,700)
  REDUCTION OF PLAN DEBT                                                                           2,696                     2,696
RESTRICTED STOCK AWARDS                          30           15        1,463                                                1,478
TAX BENEFITS RELATED TO EMPLOYEE STOCK PLANS                                                                      127          127
REPURCHASE OF COMMON STOCK                     (895)        (447)      (5,842)                                (26,740)     (33,030)
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 25, 1996                  19,816      $ 9,908     $107,608        $4,550     ($10,485)    $411,186     $522,767
- -----------------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

SIGNIFICANT ACCOUNTING POLICIES

THE CONSOLIDATED FINANCIAL STATEMENTS include Longs Drug Stores Corporation and Longs Drug Stores California, Inc., its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated.

FISCAL YEARS end the last Thursday of January. Certain reclassifications have been made to the fiscal 1995 and 1994 financial statements in order to conform to fiscal 1996 presentation.

NATURE OF OPERATIONS - The Company operates in the retail drug store industry in California, Colorado, Hawaii, and Nevada. A majority of our sales are concentrated in California. Our principal lines of business are prescription drugs, over-the-counter healthcare products, photo, cosmetics and greeting cards.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND EQUIVALENTS include all highly liquid investments with original maturities of three months or less.

MERCHANDISE INVENTORIES are valued using the last-in, first-out (LIFO) method. The excess of specific cost over LIFO values was $129.8 and $127.7 million at the 1996 and 1995 year ends.

PROPERTY is depreciated using the straight-line method and estimated useful lives of twenty to thirty-three years for buildings, the shorter of life of the lease or estimated useful life for leasehold improvements, and three to twenty years for equipment and fixtures. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.

Effective October 27, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" which requires that long-lived assets, including intangible assets, used by an entity be reviewed for impairment whenever events or changes indicate that the carrying amount of that asset may not be recoverable. There was no impact of adopting this pronouncement.

OTHER NON-CURRENT ASSETS consist of pharmacy files and goodwill and are amortized under a straight line method over estimated useful lives of five to ten years.

NEW STORE OPENING COSTS, primarily labor to stock shelves, pre-opening advertising and store supplies, are charged to expense as incurred.

ADVERTISING - The Company expenses costs of advertising the first time advertising takes place. Advertising expense was $21.9, $23.3, and $20.6 million for fiscal years 1996, 1995, and 1994, respectively.

INCOME TAXES - In fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS No. 109) which requires the use of the liability method of accounting for deferred income taxes. Deferred income taxes are recorded based upon the differences between the financial statement and tax basis of assets and liabilities.

STOCK BASED COMPENSATION - The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" as of January 27, 1995. SFAS No. 123 establishes accounting and disclosure requirements using a fair value based method of accounting for stock based employee compensation plans. Under SFAS No. 123 the Company may either adopt the new fair value based accounting method or continue the intrinsic value based method and provide pro forma disclosure of net income and earnings per share as if the accounting provisions of SFAS No. 123 had been adopted. The Company adopted only the disclosure requirements of SFAS No. 123; therefore such adoption had no effect on the Company's consolidated net earnings or cash flows.

EARNINGS PER COMMON SHARE are calculated by dividing net income by the weighted average number of shares outstanding.

LEASES AND OTHER OBLIGATIONS

A significant portion of store properties are leased, having original terms ranging from ten to twenty-five years with renewal options covering up to twenty additional years in five-year to ten-year increments. Leases provide for minimum annual rent with provisions for additional rent based on a percentage of sales. Lease rentals for fiscal 1996, 1995, and 1994 were $34.5, $30.9, and $26.5 million, of which $27.5, $23.4, and $19.5 million represent minimum payments.

Total minimum rental commitments for noncancelable leases in effect at 1996 year end were $29.3, $29.3, $29.0, $27.9, and $27.1 million for fiscal years 1997 through 2001, and $282.4 million thereafter.

As of January 25, 1996 and January 26, 1995, the Company had an unsecured revolving line of credit of $30.0 million with prevailing interest rates. There was $29.8 million and $30.0 million available for use at January 25, 1996 and January 26, 1995, respectively. The line of credit expires on June 30, 1997.

EMPLOYEE COMPENSATION AND BENEFITS

The Company has approximately 16,000 full-time and part-time employees as of January 25, 1996. Virtually all full-time employees are covered by medical, dental, hospitalization and life insurance programs paid primarily by the Company. The Company also has a 401(k) plan under which employees may make voluntary contributions.

Full-time employees with over 1,000 hours of service are entitled to Profit Sharing Plan benefits that are funded entirely by the Company. Annual contributions to the plan were $11.0 million for the past three fiscal years. Contributions are made in cash and common stock.

In April 1995, the Board of Directors approved the Longs Drug Stores
Corporation Deferred Compensation Plan of 1995. The plan provides eligible employees with the opportunity to defer a specified percentage of their cash compensation. Resulting obligations will be payable on a date selected by the employee participant in accordance with the terms of the plan. The total deferred compensation obligations under the plan may not exceed $10.0 million. As of January 25, 1996 there was $585,000 in compensation that had been deferred under this plan.

TAXES ON INCOME

The cumulative effect of adopting SFAS No. 109 on the Company's consolidated financial statements was to increase net income by $3.0 million ($.15 per share) for the year ended January 27, 1994.

Significant components of the Company's deferred tax assets and liabilities as of January 25, 1996 and January 26, 1995 are as follows:

- --------------------------------------------------------------------------------
(THOUSANDS)                                       1996           1995
- --------------------------------------------------------------------------------
Deferred Tax Assets:
 Reserve for vacation pay                     $  7,398       $  6,826
 Reserve for worker's compensation               7,493          6,272
 State Income Tax                                2,111          3,401
 Lawsuit settlement                              5,600             --
 Other                                          11,139          6,119
- --------------------------------------------------------------------------------
                                                33,741         22,618
- --------------------------------------------------------------------------------
Deferred Tax Liabilities:
 Depreciation                                   32,836         30,685
 Basis of property                               3,664          4,146
 Inventories                                     1,605            663
 Other                                           7,128          4,761
- --------------------------------------------------------------------------------
                                                45,233         40,255
- --------------------------------------------------------------------------------
 Net deferred tax liability                    $11,492        $17,637
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

No valuation allowances were considered necessary in the calculation of deferred tax assets as of January 25, 1996 and January 26, 1995.

Income tax expense is summarized as follows:

- --------------------------------------------------------------------------------
                                 For the Fiscal Years Ended
                             1996          1995            1994
- --------------------------------------------------------------------------------
                                       THOUSANDS
CURRENT
 Federal                   $28,367        $26,992        $22,986
 State                       8,378          8,076          6,657
- --------------------------------------------------------------------------------
                            36,745         35,068         29,643
DEFERRED                    (6,145)        (2,968)         2,857
- --------------------------------------------------------------------------------
 Total                     $30,600        $32,100        $32,500
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


The reconciliation between the federal statutory tax rate and the Company's effective tax rates are as follows:

- --------------------------------------------------------------------------------
(THOUSANDS)                              FOR THE FISCAL YEAR ENDED
                                             1996        PERCENT
- --------------------------------------------------------------------------------
Federal income taxes
 at statutory rate                        $26,882          35.0%
State income tax net of
 federal  benefits                          4,388           5.7%
Benefits of ESOP dividends                 (1,273)         (1.7%)
Other                                         603           0.8%
- --------------------------------------------------------------------------------
                                          $30,600          39.8%
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

The effective tax rate in fiscal 1995 and 1994 differ from the federal statutory rate of 35%, primarily due to state income taxes, and the benefit of ESOP dividends.

GUARANTEE OF PROFIT SHARING PLAN DEBT

In March 1989, the Company sold 696,864 shares of Longs' common stock to the Profit Sharing Plan for $25.0 million. The Plan financed this purchase with a ten-year loan guaranteed by Longs Drug Stores California, Inc. Consequently, a Guarantee of Profit Sharing Plan debt is shown on the accompanying balance sheets with a corresponding reduction of Stockholders' Equity.

Loan repayments are made with dividends on allocated and unallocated shares held by the Plan and with Company contributions. Members are allocated shares of Longs' common stock equal in value to the cash dividends on their allocated shares used to repay the loan. The Company has no obligation to repurchase outstanding shares held by the Plan. Periodically, the Company has been willing to repurchase shares to provide the Plan with needed liquidity. Plan shares of the leveraged Employee Stock Ownership Plan were as follows:

- --------------------------------------------------------------------------------
                                             1996           1995

Allocated shares                          477,717        419,119
Unallocated shares                        219,147        277,745
- --------------------------------------------------------------------------------
Total                                     696,864        696,864
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Loan payments are made in equal quarterly installments of $930,000, which includes interest at 8.4% per year.

Dividends paid to the Plan, and used in part to repay principal and interest on the loan totaled $3.2 million for each of the past three fiscal years.

STOCKHOLDERS' EQUITY
Authorized capital stock consists of 120 million shares of common stock, $.50 par value, and 30 million shares of preferred stock. There were approximately 16,000 (UNAUDITED) shareholders at the end of fiscal 1996.

Each outstanding share of common stock has a Preferred Stock Purchase Right (expiring in September 1996) which is exercisable only upon the occurrence of certain changes in control events. There have been no events that would allow these rights to be exercised.

During 1988, a Restricted Stock Award program was adopted whereby certain individuals may be granted stock in the Company. The restrictions provide that while recipients have voting rights to the shares, transfer of ownership of the shares is dependent on continued employment for a period of five years. In 1994, a new Restricted Stock Award program was adopted which is similar to the 1988 program except as it relates to the transfer of ownership of shares. The transfer of shares is dependent upon continued employment for a period of not less than one year. The portion not yet expensed for these programs ($2.8 million) at January 25, 1996 has been netted against Additional Capital. During fiscal 1996, 1995, and 1994; 34,600, 93,400 and 11,700 shares were awarded under these programs.

In November, 1994, the Board of Directors authorized a plan to repurchase up to two million shares of the Company's outstanding common stock. During fiscal 1996, the Company repurchased 1,009,000 shares at a cost of $35.7 million. Included are 114,000 shares of its common stock from the Profit Sharing Plan at market values totalling $2.7 million and 221,000 shares of common stock from related parties at market values totaling $7.6 million.

FAIR VALUE OF FINANCIAL INSTRUMENTS
In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," the carrying value of the Company's current assets and liabilities, and Guarantee of Profit Sharing Plan debt approximates the estimated fair value.

SETTLEMENT OF LAWSUIT
The Company's subsidiary, Longs Drug Stores California, Inc. ("Subsidiary"), has been named as one of a large number of defendants in two lawsuits filed in United States District Court for the Southern District of Florida, Harvey S. Tropin, as receiver of Lone Star Trading Company and its subsidiaries and affiliates, as Trustee of Premium Sales Corporation, Plaza Trading Corporation and as the designated corporate representative of Windsor Wholesale Corporation
v. Kenneth Thenen, et al. ("Tropin"), and Walco Investments, Inc., et al. v. Kenneth Thenen, et al. ("Walco"). In addition, Subsidiary was named in three cross-claims by certain co-defendants in Walco. The cases alleged that investors invested in partnerships that sold securities offering a high rate of return from the partnership's investments in the purported "diverting" business of Premium Sales Corporation and its affiliates ("Premium"), which was in fact a pyramid scheme based on falsified transactions. They further alleged that a former employee of Subsidiary confirmed to the funding partnerships, on behalf of subsidiary, nonexistent transactions; and they claimed that the subsidiary was secondarily liable for the acts of the former employee. Several other retailers were co-defendants in the actions. Both cases were attempts to recover damages on behalf of essentially the same group of investors, but Walco was a class action by investors in the funding partnerships and Tropin was an action brought by Premium's receiver and trustee in bankruptcy. Plaintiffs in both actions sought unspecified damages, alleging investor and other losses of hundreds of millions of dollars.

The lawsuits were first filed in January 1994. Subsidiary was dropped from Walco without prejudice in May, 1994 and was added back into the case in November 1995.

On February 14, 1996, the Company concluded settlement negotiations with representatives of the plaintiffs in these actions whereby all claims against the Company and its affiliates will be released in exchange for the Company's cash payment of $14 million. The settlement remains subject to the completion of a definitive settlement agreement and to court approval, in respect of which plaintiffs have agreed to give their unconditional support. The after-tax impact of this settlement was $8.4 million, or $.42 per share, and was accrued in fourth quarter 1996.

ACQUISITION OF HAWAII STORES
During the first quarter of fiscal 1996 Longs Drug Stores California, Inc., purchased the inventory and fixed assets of six stores and the merchandise inventory of other additional stores in Hawaii from PayLess Drug Stores Northwest, Inc.

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                 EARNINGS       DIVIDENDS        STOCK
                        SALES     GROSS PROFIT   NET INCOME(1)  PER SHARE(1)    PER SHARE     PRICE RANGE
- --------------------------------------------------------------------------------------------------------------
Quarter 1         $  639,801       $169,232        $13,304          $ .65           $.28         $31-34
Quarter 2            646,359        171,012         12,486            .62            .28          33-38
Quarter 3            628,900        166,643          8,815            .44            .28          36-42
Quarter 4            729,316        191,098         11,623            .58            .28          38-48
- --------------------------------------------------------------------------------------------------------------
FYE 1996           2,644,376        697,985         46,228           2.29           1.12          31-48
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
Quarter 1            622,259        164,990         13,021            .63            .28          31-32
Quarter 2            626,310        163,124         12,034            .58            .28          33-34
Quarter 3            614,461        156,302          6,422            .31            .28          33-34
Quarter 4            695,239        181,002         17,254            .83            .28          33-34
- --------------------------------------------------------------------------------------------------------------
FYE 1995           2,558,269        665,418         48,731           2.35           1.12          31-34
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------

FIVE YEAR SELECTED FINANCIAL DATA

                                    1996(1)           1995        1994(2)           1993           1992
- --------------------------------------------------------------------------------------------------------------
Sales                            $2,644,376     $2,558,269     $2,499,224     $2,475,475     $2,365,916
Net Income                           46,228         48,731         52,782         52,993         55,379
  Earnings per Share                   2.29           2.35           2.56           2.58           2.71
Dividends per Share                    1.12           1.12           1.12           1.11           1.07
Total Assets                        853,557        827,961        794,804        726,190        689,251
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------

(1) INCLUDES $14 MILLION LAWSUIT SETTLEMENT IN FOURTH QUARTER AND FISCAL YEAR 1996, REDUCING AFTER-TAX NET INCOME BY $8.4 MILLION, OR $ .42 PER SHARE.

(2) INCLUDES CUMULATIVE EFFECT OF ACCOUNTING CHANGE, INCREASING NET INCOME BY $3 MILLION, OR $ .15 PER SHARE.

                              BOARD OF DIRECTORS

       [PHOTO]             [PHOTO]             [PHOTO]             [PHOTO]



  ROBERT M. LONG     STEPHEN D. ROATH    RICHARD M. BROOKS*   WILLIAM G. COMBS
   CHAIRMAN OF THE        PRESIDENT     FINANCIAL CONSULTANT       RETIRED
   BOARD AND CHIEF                                            VICE PRESIDENT,
  EXECUTIVE OFFICER                                            ADMINISTRATION



            [PHOTO]                 [PHOTO]                    [PHOTO]



       DAVID G. DESCHANE       EDWARD E. JOHNSTON*       MARY S. METZ, PH.D.*
            RETIRED           INSURANCE CONSULTANT       DEAN, U.C. BERKELEY
        VICE PRESIDENT                                       EXTENSION
       DISTRICT MANAGER



            [PHOTO]                 [PHOTO]                    [PHOTO]



     RONALD A. PLOMGREN         GERALD H. SAITO          HAROLD R. SOMERSET*
   SENIOR VICE PRESIDENT,    SENIOR VICE PRESIDENT        BUSINESS CONSULTANT
          DEVELOPMENT           DISTRICT MANAGER



            [PHOTO]                 [PHOTO]                    [PHOTO]



    DONALD L. SORBY, PH.D.     THOMAS R. SWEENEY         FREDERICK E. TROTTER*
      DEAN EMERITUS OF               RETIRED                   PRESIDENT,
     SCHOOL OF PHARMACY          VICE PRESIDENT           F.E. TROTTER INC.
   UNIVERSITY OF THE PACIFIC   DISTRICT MANAGER



SENIOR OFFICERS OF LONGS DRUG STORES CALIFORNIA, INC.

BILL M. BRANDON                        RONALD A. PLOMGREN**
SENIOR VICE PRESIDENT                  SENIOR VICE PRESIDENT, DEVELOPMENT

GEORGE A. DUEY                         STEPHEN D. ROATH**
SENIOR VICE PRESIDENT                  PRESIDENT

DAVE J. FONG                           GERALD H. SAITO
SENIOR VICE PRESIDENT, PHARMACY        SENIOR VICE PRESIDENT/DISTRICT MANAGER

ORLO D. JONES**                        DAN R. WILSON
SENIOR VICE PRESIDENT, PROPERTIES      SENIOR VICE PRESIDENT, MARKETING
AND SECRETARY



ROBERT M. LONG**
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER


OFFICERS OF LONGS DRUG STORES CALIFORNIA, INC.

LES C. ANDERSON                        RON E. LOVELADY
VICE PRESIDENT, PERSONNEL              VICE PRESIDENT/DISTRICT MANAGER

AL A. ARRIGONI                         SAL PETRUCELLI
VICE PRESIDENT, CONSTRUCTION           VICE PRESIDENT/DISTRICT MANAGER

TERRY D. BURNSIDE                      MIKE K. RAPHEL
VICE PRESIDENT, MERCHANDISE            VICE PRESIDENT, REAL ESTATE

JACK G. DALETH                         CLAY E. SELLAND**
VICE PRESIDENT/DISTRICT MANAGER       TREASURER, ASSISTANT SECRETARY

DON D. ENGLAND                         KYLE J. WESTOVER
VICE PRESIDENT/DISTRICT MANAGER        VICE PRESIDENT, TRAINING AND
                                       COMMUNICATIONS
JIM L. FAMINI
VICE PRESIDENT/DISTRICT MANAGER        GROVER L. WHITE**
                                       VICE PRESIDENT, CONTROLLER
BRIAN E. KILCOURSE                     ASSISTANT SECRETARY
VICE PRESIDENT
CHIEF INFORMATION OFFICER              BOB W. WILSON
                                       VICE PRESIDENT/DISTRICT MANAGER

* MEMBER OF THE AUDIT COMMITTEE
** ALSO AN OFFICER OF LONGS DRUG STORES CORPORATION

                                       GENERAL OFFICE

                                       141 North Civic Drive
                                       P.O. Box 5222
                                       Walnut Creek, California 94596
                                       (510) 937-1170

                                       TRANSFER AGENT & REGISTRAR

                                       Chemical Mellon Shareholder Services
                                       50 California Street
                                       10th Floor
                                       San Francisco, California 94111
                                       (800) 356-2017

                                       For assistance on address change,
                                       consolidation of multiple holdings,
                                       dividend payments or related matters,
                                       please contact the Transfer Agent.


                                       ANNUAL MEETING

                                       The Annual Meeting of Stockholders will
                                       be held at the Regional Center for the
                                       Arts, 1601 Civic Drive, Walnut Creek,
                                       California on May 21, 1996, at 11:00 am.
                                       All stockholders are cordially invited
                                       to attend.


                                       AUDITORS

                                       Deloite & Touche LLP
                                       50 Fremont Street
                                       San Francisco, California 94105

     [PHOTO]
                                       GENERAL COUNSEL
- - OUR EIGHTH STORE IN
  FRESNO, CALIFORNIA                   Bell, Rosenberg & Hughes
  OPENED IN SEPTEMBER                  1300 Clay Street
  OF LAST YEAR.                        Suite 1000
                                       Oakland, California 94612-0220


                                       STOCK LISTING

                                       New York Stock Exchange, Inc.
                                       Ticker Symbol-LDG
                                       Newspaper quotations;
                                       "Longs Drg" W.S.J.


                                       FORM 10-K

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



                                       [RECYCLE LOGO] PRINTED ON RECYCLED PAPER


                                                      [LOGO]