Form 10-K405, Exhibit 13
period 1998-01-29
LONGS DRUG STORES CORP
filed 1998-04-16
CIK 764762

                                                             ANNUAL REPORT 1998

                                  LONGS DRUGS

                                      THE
                                  DESTINATION
                                   DRUG STORE

                                   [PICTURES]

       PROFILE Longs Drug Stores is one of the largest drug store chains in North America, ending the year with 349 stores in California, Hawaii, Nevada and Colorado. The Company offers a uniquely broad assortment of merchandise -- including pharmaceutical products, personal care items, photography supplies and greeting cards -- along with excellent value and a high degree of customer service.

               Longs common stock is traded on the New York Stock Exchange under the symbol LDG.
--------------------------------------------------------------------------------

                                     [MAP]


                       Number of Stores at Fiscal Year End

                                California   297
                                Hawaii        32
                                Nevada        12
                                Colorado       8
                                ----------------
                                Total        349


                  Company-Owned Properties at Fiscal Year End

                      Store Building and Land         124
                      Store Building on Leased Land    44
                      Corporate Offices                 2
                      Warehouses                        2

                        LONGS DRUGS STORES ANNUAL REPORT
                                                                     FISCAL 1998

FINANCIAL HIGHLIGHTS

(MILLIONS EXCEPT SALES PER SQUARE FOOT, PER SHARE DATA AND NUMBER OF STORES)

                                                             January 29,   January 30,  January 25,
 Fiscal Year Ended                                                 1998          1997         1996
----------------------------------------------------------------------------------------------------
Sales                                                            $2,953        $2,828      $2,644
Net Income                                                       $   58        $   59      $   46(1)

PER SHARE DATA (DILUTED)
Net Income                                                       $ 1.49        $ 1.50      $ 1.15(1)
Dividends                                                        $  .56        $  .56      $  .56

BALANCE SHEET DATA
Total Assets                                                     $  946        $  880      $  854
Stockholders' Equity                                             $  584        $  554      $  523

KEY FINANCIAL RATIO
Return on Average Stockholders' Equity                             10.2%         10.9%        8.8%(1)

STORE DATA
Number of Stores at Year End                                        349           337         328
Selling Square Footage at Year End                                  5.5           5.4         5.2
Sales Per Selling Square Foot (52-week basis)                    $  537        $  518      $  505


SALES                   NET INCOME              EARNINGS PER SHARE (Diluted)
$ in billions           $ in millions

   [GRAPH]                 [GRAPH]                 [GRAPH]

(1) Includes $14 million lawsuit settlement in FY 1996 which reduced after tax net income by $8.4 million, or $.21 per share.

                                   DESTINATION


                                   [PICTURES]
--------------------------------------------------------------------------------
 S.D. ROATH, PRESIDENT  TO OUR STOCKHOLDERS   R.M. LONG, CHIEF EXECUTIVE OFFICER
--------------------------------------------------------------------------------


Fiscal 1998 brought Longs continued success. We took important steps to bolster the competitiveness and profitability of our core categories, improved operating margins and efficiencies at all levels of our organization, and continued to expand our presence in new and existing markets in the West. In fact, we recently announced that Longs has signed a letter of intent to purchase Western Drug Distributors, which operates as Drug Emporium N.W., a well known and well placed 20-store retail chain in Washington and Oregon. We are optimistic that these stores will provide opportunity for growth in the Northwest.

   This potential acquisition underscores one of Longs' key strengths: our focus on Western markets. We have consciously chosen to focus our resources on the high opportunity markets of California, Hawaii, Nevada, and Colorado. When we expand, we do so into adjacent operating markets that allow us to leverage the equity of the Longs name and brand. The potential purchase of Western Drug Distributors, subject to "due diligence", illustrates this strategy to extend Longs' operating area while maintaining our long-standing focus on the Western markets we know so well.

SOLID FINANCIAL RESULTS

Despite having one less week of operation than last year, Longs sales rose 4.4% in fiscal 1998 to $2.95 billion. On a comparable 52-week basis, sales were up 6.4% with same store sales up 4.6%. Net income was $57.7 million, or $1.49 per share, down slightly from $58.6 million, or $1.50 per share, a year ago. These earnings were in line with our expectations and reflect both the one less week of operation in fiscal 1998 and expenses in upgrading our computer systems to be "Year 2000" compliant. This is an important issue for all retailers, and Longs is moving aggressively to ensure that we and our vendor partners make a seamless transition into the new century. We expect to spend approximately $5-$6 million more to finalize this effort, with the majority of additional expense in the current fiscal year.


                             PHOTO/PHOTO PROCESSING

                                    [PICTURE]


                                    PHARMACY

                                    [PICTURE]


                                 OTC MEDICATIONS

                                    [PICTURE]


                                 SPECIALTY ITEMS

                                    [PICTURE]


[PICTURES]
(CLOCKWISE FROM TOP LEFT)
Ron Lovelady, Senior Vice President, Human Resources
Terry Burnside, Senior Vice President, Marketing
Dan Wilson, Senior Vice President, Northern Region Manager
Brian Kilcourse, Senior Vice President, Chief Information Officer


[PICTURES]
(FROM TOP)
Clay Selland, Vice President and Treasurer
Mike Deimling, Director of Category Managers

THE BEST DRUG STORE IN TOWN

Fiscal 1998 was a successful year at Longs because we continued to prove our six decade commitment to being the "best drug store in town". This is far more than a slogan; it is our daily operating goal. Every Longs store is an integral part of its surrounding community and the daily life of its neighbors and customers.

   We've been successful at this approach because we do things a little differently. We give our store managers a good deal of autonomy to merchandise their stores and stock different items that suit the unique needs of their customers. We stress personal service -- everything from getting to know our regular customers to always being available to answer questions -- and no one in our business has cleaner, more orderly or easier to shop stores.

   Longs also pioneered the diverse product selection found in modern drug stores. We offer everything from prescription and over-the-counter drugs to greeting cards to cosmetics to photo supplies to wine and food basics. In recent years we have taken this innovative approach a step further with category management tools that ensure the merchandise on our shelves accurately reflects customer needs and that our stores have an optimal product mix for margin and profitability. Category management has helped drive sales throughout our stores, especially in the over-the-counter drugs, cosmetics, and toiletries categories.

   It is worth noting that such catalysts to store traffic are important elements to Longs' continued profit growth. We have squeezed a lot of inefficiency and expense out of our store operations in the past few years. Going forward, non-pharmacy margin growth is likely to be modest. While we'll always be looking for new ways to reduce our cost structure -- though never by diminishing our high service levels -- sales growth will be the primary engine for non-pharmacy profit growth in the foreseeable future.


[PICTURES]
(CLOCKWISE FROM TOP LEFT)
Randy Vipond, District Manager
Bruno Amedore, District Manager
Brad McTeer, District Manager
Allan Torres, District Manager


Several members of Longs' management team assumed increased responsibilities during fiscal 1998.


                                    COSMETICS

                                    [PICTURE]


                                     GROCERY

                                    [PICTURE]


                                   LONGS BRAND

                                    [PICTURE]


                                 GREETING CARDS

                                    [PICTURE]

PHARMACY: SETTING THE INDUSTRY STANDARD

Growing sales will also drive our pharmacy profitability. We have taken several steps to offset declines in third party pharmacy margins, and we have begun to see evidence that this industry-wide issue may be waning. For example, we have implemented a series of work flow and technological initiatives that are helping to reduce our cost structure while improving service. Additional efforts to improve pharmacy sales and profitability include the November 1997 merger of our pharmacy benefits management (PBM) subsidiary, Integrated Health Concepts (IHC), with the PBM of American Stores Corporation, called RxAmerica.

   Operating under the name RxAmerica, this new and much larger PBM is a 50/50 joint venture between Longs and American Stores. It will serve approximately 400 HMO and insurance provider clients that manage more than 3 million lives. RxAmerica markedly increases the geographic reach of Longs' PBM services. It also improves our ability to take advantage of emerging demographic trends. For example, Longs stores average among the industry leaders in prescriptions per day. This volume, coupled with our expanded PBM presence positions us strongly in a market characterized by an aging population that needs more prescriptions -- especially as prescription therapy becomes a larger part of modern health care.


  FISCAL 1998
ACCOMPLISHMENTS


1 On a comparable 52-week basis, sales were up 6.4% with same store sales up 4.6% in fiscal 1998.

2 The patient care initiatives that we began with Integrated Health Concepts, our pharmacy benefits management (PBM) subsidiary were combined with the mail order and processing capabilities of RxAmerica - the PBM from American Stores Company.


                             PHOTO/PHOTO PROCESSING

                                    [PICTURE]


                                    PHARMACY

                                    [PICTURE]


                                 OTC MEDICATIONS

                                    [PICTURE]


                                 SPECIALTY ITEMS

                                    [PICTURE]

   In addition to helping fuel pharmacy sales growth, RxAmerica offers us an opportunity to continue the kind of innovation that has always marked our third party pharmacy provider relationships. Longs' focus has always been on patient care initiatives, and the merger with RxAmerica should allow us to continue to enhance the delivery of patient care, improve wellness and reduce healthcare outcome costs for both providers and patients. The combined PBM will also provide operating efficiencies that Longs had previously outsourced. These include better claims processing, formulary management, and compliance administration -- to strengthen our overall pharmacy performance. In short, RxAmerica is a solution typical of Longs: better service and customer benefits, with projected financial advantages to the Company.

   Also in fiscal 1998, we reported on Longs' leadership in a comprehensive study of pharmaceutical industry supply chain efficiency. In addition to Longs, three large pharmaceutical firms and three leading wholesalers participated in the study, which tested innovative new methods of product demand forecasting. Results were very encouraging, demonstrating the potential for significant reductions in store and distribution center inventories. Indeed, we have already implemented some key findings from the study and have significantly reduced pharmacy inventory levels in our pharmacy distribution warehouse and the first 32 stores in which we have rolled out the program.


3 Longs opened a total of 14 new stores in fiscal 1998, including our first in metropolitan Denver and our second and third stores in Las Vegas. Two more Las Vegas area stores will open early in fiscal 1999.

4 Longs' pharmaceutical supply chain efficiency study has yielded encouraging results in reducing inventory and maintaining excellent service levels in our warehouse and test stores.

5 We signed a letter of intent to acquire a 20-store retail drug chain located in Washington and Oregon expanding our presence in the West.

                                    COSMETICS

                                    [PICTURE]


                                     GROCERY

                                    [PICTURE]


                                   LONGS BRAND

                                    [PICTURE]


                                 GREETING CARDS

                                    [PICTURE]

                                                                          [LOGO]

A LEADER IN OUR MARKETS

Longs ended fiscal 1998 with 349 stores in California, Hawaii, Nevada and Colorado. Again, our strategy has been to add stores in or near existing operating areas, and in fiscal 1998 we opened a total of 14 new stores. Remaining a dominant retailer in our markets is one reason we strengthen our presence in current markets as opportunity warrants. Customer convenience is another -- it's all part of being the best drug store in town.

   Recently we have focused a growing percentage of new store resources in Nevada and Colorado, including our first in metropolitan Denver, and two in Nevada. We are especially focused on the opportunity in the Las Vegas area, where we now have five stores. Fiscal 1998 was our first full year in Las Vegas and we are pleased with our progress. We are working hard to establish the kind of presence and reputation in Las Vegas that Longs enjoys in all its other markets. When our acquisition of Western Drug Distributors is completed, we will bring that same focus to our new markets in the Pacific Northwest.

SIXTY YEARS YOUNG

As the Company enters its 60th year of operation, we are optimistic about Longs' future. In a consolidating industry, we have strength in key western markets equal or superior to any national competitor that operates in our region. We have made significant investments in technology that have improved our operating efficiency and customer service and prepared a solid plan to deal with Year 2000 computer systems issues.


                             PHOTO/PHOTO PROCESSING

                                    [PICTURE]


                                    PHARMACY

                                    [PICTURE]


                                 OTC MEDICATIONS

                                    [PICTURE]


                                 SPECIALTY ITEMS

                                    [PICTURE]

BEING THE "BEST DRUG STORE IN TOWN" IS FAR MORE THAN A SLOGAN; IT IS OUR DAILY OPERATING GOAL.

   We also have an extremely strong group of managers who are steadily stepping into senior positions of responsibility. In recent months we announced the retirement of three Longs executive veterans: George Duey, Don England, and Jack Daleth. Between them, these three men opened more than one hundred stores -- in many cases personally -- and helped guide Longs growth from a neighborhood drug retailer into a strong regional chain. While their insight and experience will be greatly missed, we have a new generation of leaders who will continue to carry Longs forward to still greater accomplishments. Among the senior managers now taking on increased responsibility are Ron Lovelady, senior vice president, human resources; Terry Burnside, senior vice president, marketing; and Brian Kilcourse, senior vice president and chief information officer.

   Finally, our confidence rests on the strong foundation of 17,300 Longs employees who take a smile, pride in their work, and a commitment to their customers and to their jobs every day. They are the most important element that makes Longs the best drug store in town, and we thank them all for all their efforts.


    /s/ Steve Roath                          /s/ Bob Long

--------------------------------------------------------------------------------
 S.D. ROATH, PRESIDENT       APRIL 7, 1998    R.M. LONG, CHIEF EXECUTIVE OFFICER
--------------------------------------------------------------------------------

                                    COSMETICS

                                    [PICTURE]


                                     GROCERY

                                    [PICTURE]


                                   LONGS BRAND

                                    [PICTURE]


                                 GREETING CARDS

                                    [PICTURE]

PHARMACY Longs pharmacies are a unique blend of people-driven customer service and technology-driven efficiency. Computer-aided prescription filling and inventory replenishment have reduced costs, but the most important benefit they provide is time. Because our pharmacists spend less time on routine tasks, they have more time to spend answering customer questions. It's so old fashioned, it's revolutionary, and it's a major reason why our customers know Longs as the "best drug store in town".

                                   [PICTURES]


                             PHOTO/PHOTO PROCESSING

                                    [PICTURE]


                                    PHARMACY

                                    [PICTURE]


                                 OTC MEDICATIONS

                                    [PICTURE]


                                 SPECIALTY ITEMS

                                    [PICTURE]

OVER-THE-COUNTER MEDICATIONS Our pharmacists' commitment to customer service doesn't stop at the dispensing counter. Take a look on your next trip to Longs and you'll see these trusted professionals available to help customers make informed choices in over-the-counter medications. This kind of assistance -- coupled with the large selection of some over-the-counter medication products we offer -- gives customers the confidence that they can and will find the product they need every time they visit Longs.

                                    [PICTURES]


                                    COSMETICS

                                    [PICTURE]


                                     GROCERY

                                    [PICTURE]


                                   LONGS BRAND

                                    [PICTURE]


                                 GREETING CARDS

                                    [PICTURE]

GREETING CARDS By definition, greeting cards are a personal expression, and Longs store managers often customize their product choice to match local demographics and preferences. The common thread at all our stores, however, is a greeting card department that always offers the highest quality and superior selection. Our primary card line chainwide is Hallmark, and each store has at least 100 linear feet of display. Many stores also offer party supplies and related merchandise to give customers a "one-shop-stop" for any event or holiday.

                                    [PICTURES]


                             PHOTO/PHOTO PROCESSING

                                    [PICTURE]


                                    PHARMACY

                                    [PICTURE]


                                 OTC MEDICATIONS

                                    [PICTURE]


                                 SPECIALTY ITEMS

                                    [PICTURE]

LONGS BRAND Longs' assortment of private-label merchandise is among the broadest in our industry. In over-the-counter medications, toiletries and even some food items, we offer more than 1200 Longs brand products for our customers who want excellent value and excellent quality. Private-label products are a significant part of our product mix and an important contributor to our strong brand equity. That's why we adhere to the highest standards in all our private-label merchandise.

                                    [PICTURES]


                                    COSMETICS

                                    [PICTURE]


                                     GROCERY

                                    [PICTURE]


                                   LONGS BRAND

                                    [PICTURE]


                                 GREETING CARDS

                                    [PICTURE]

                                   DESTINATION


GROCERY Other drug stores sell food and beverages, but few do it with Longs' commitment and understanding of what today's busy shoppers need. Every Longs carries key top selling grocery staples, and we also stock a selection of wines, beer, bottled water, and dairy products. Importantly, we stay well-stocked in these categories. At Longs, groceries are a staple, something our customers can count on every day.

                                    [PICTURES]


                             PHOTO/PHOTO PROCESSING

                                    [PICTURE]


                                    PHARMACY

                                    [PICTURE]


                                 OTC MEDICATIONS

                                    [PICTURE]


                                 SPECIALTY ITEMS

                                    [PICTURE]

PHOTO The photo department at Longs sits at the front of the store, and with good reason; we have a lot to offer. In addition to high quality processing -- including one hour labs in many locations -- and a full selection of film, we have items you won't find in other drug stores, including higher quality cameras. And many stores carry frames, albums, and selected dark room supplies to meet the needs of even the most avid shutter bug.

                                    [PICTURES]


                                    COSMETICS

                                    [PICTURE]


                                     GROCERY

                                    [PICTURE]


                                   LONGS BRAND

                                    [PICTURE]


                                 GREETING CARDS

                                    [PICTURE]

                                   DESTINATION


SPECIALTY ITEMS No one knows the customer as well as the store staff who are on the sales floor everyday. That's why we give our store management the autonomy and flexibility to stock a wide array of specialty items that they believe their customers want. From sporting goods to model trains to rubber stamps to porcelain figurines, every Longs store has something unique. It's just one of the many ways we remind our customers that we are listening. That's what people expect from the best drug store in town.

                                    [PICTURES]


                             PHOTO/PHOTO PROCESSING

                                    [PICTURE]


                                    PHARMACY

                                    [PICTURE]


                                 OTC MEDICATIONS

                                    [PICTURE]


                                 SPECIALTY ITEMS

                                    [PICTURE]

COSMETICS At Longs, we believe personal care products deserve personalized customer service. While we offer an especially large selection of quality brand name cosmetics and skin and hair care products -- all at excellent everyday values -- what really sets Longs apart are our pink-coated beauty consultants. Highly trained and knowledgeable, these advisors offer service beyond that expected in a drug store, and build the kind of customer loyalty that makes Longs a destination for a wide array of product needs.

                                    [PICTURES]


                                    COSMETICS

                                    [PICTURE]


                                     GROCERY

                                    [PICTURE]


                                   LONGS BRAND

                                    [PICTURE]


                                 GREETING CARDS

                                    [PICTURE]

MANAGEMENT'S DISCUSSION AND ANALYSIS



RESULTS OF OPERATIONS

SEASONAL BUSINESS AND 52/53 WEEK YEARS

The retail drug store business is seasonal, peaking in the fourth quarter due to the Thanksgiving and Christmas holidays and the winter cold and flu season. The Company's fiscal year ends the last Thursday in January. Most fiscal years have four quarters of thirteen weeks each, totaling 52 weeks. Every five to six years the fourth quarter has one additional week of operations which was the case with fiscal 1997. Sales below include actuals and a 52-week comparison.

SALES

Fiscal                                     1998            1997            1996
-------------------------------------------------------------------------------
THOUSANDS                             (52 WEEKS)      (53 WEEKS)      (52 WEEKS)
-------------------------------------------------------------------------------
Total Sales                         $ 2,952,921     $ 2,828,338     $ 2,644,376
Total Sales Growth                         4.4%            7.0%            3.4%
-------------------------------------------------------------------------------
Sales -- 52 Week Basis              $ 2,952,921     $ 2,775,094     $ 2,644,376
-------------------------------------------------------------------------------
Same Store Sales Growth                    4.6%            4.1%            0.7%
New Stores / Closed Stores                 1.8%            0.8%            2.7%
-------------------------------------------------------------------------------
Total Sales Growth--52 Week Basis          6.4%            4.9%            3.4%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
New Stores                                   14              10              15
Closed Stores                                (2)             (1)             (4)
-------------------------------------------------------------------------------
Number of Stores                            349             337             328
-------------------------------------------------------------------------------

The steady improvement in same store sales was due to strong pharmacy sales and successful category management and other marketing initiatives in non-pharmacy categories. Strong increases in the major categories of over-the-counter drugs, cosmetics, and toiletries contributed to sales growth.

PHARMACY SALES

Fiscal                                                  1998           1997        1996
---------------------------------------------------------------------------------------
                                                      (52 WEEKS)  (53 WEEKS)  (52 WEEKS)
---------------------------------------------------------------------------------------
Pharmacy as a Percent of Total Sales                      34.1%       33.1%       32.0%
Third Party Sales as a Percent of
  Pharmacy Sales                                          82.1%       80.2%       76.5%
---------------------------------------------------------------------------------------

Pharmacy sales grew slightly as a percentage of total sales as a result of strong pharmacy sales growth. Pharmacy sales increased 11.0% in fiscal 1998 on a 52-week comparable basis, 9.0% in fiscal 1997 on a 52-week comparable basis, and 10.7% in fiscal 1996. Pharmacy sales reimbursed through managed care arrangements (third party sales) was 82% and continues to increase as a percent of pharmacy sales but at a lesser rate than prior years.

GROSS MARGIN

Fiscal                                             1998        1997        1996
-------------------------------------------------------------------------------
                                              (52 WEEKS)  (53 WEEKS)  (52 WEEKS)
-------------------------------------------------------------------------------
Gross Margin as a Percent of Sales                26.6%       26.7%       26.4%
-------------------------------------------------------------------------------


Fiscal 1998 gross margin was basically flat with improved buying and the benefits of category management and promotional strategies offsetting declines in third party pharmacy margin.

The Company uses the LIFO (last-in first-out) method of accounting for its inventories. The LIFO provision was $5.9 million in fiscal 1998 compared to $3.4 million and $4.8 million in the preceding two years. The LIFO provision fluctuates with inflation rates and year-end inventory mix, and is included in cost of merchandise sold.

OPERATING AND ADMINISTRATIVE EXPENSES

Fiscal                                  1998        1997        1996
--------------------------------------------------------------------
THOUSANDS                          (52 WEEKS)  (53 WEEKS)  (52 WEEKS)
--------------------------------------------------------------------
Operating and Administrative
  Expenses                          $690,552    $657,796    $608,614
Operating and Administrative
  Expenses as a Percent of Sales       23.4%       23.3%       23.0%
--------------------------------------------------------------------

Operating and administrative expenses as a percent of sales increased 0.1% in fiscal 1998 and 0.3% in fiscal 1997. Costs associated with the Year 2000 Project impacted fiscal year 1998 expenses ($1.3 million). Without such costs, operating and administrative expenses as a percent of sales would have been flat compared to fiscal 1997.

YEAR 2000 EXPENSE

The Company is in the process of updating its software systems and applications to be Year 2000 compliant. The majority of testing and conversion of system applications is expected to be completed by early 1999.

In addition, the Company has communicated with all of its significant suppliers and large vendors to determine their Year 2000 compliance readiness. There can be no guarantee that the systems of other companies will be converted on a timely basis, or that failure to convert by another company, or a conversion that is incompatible with the Company's systems will not have an adverse effect on the Company.

The Company expensed $1.3 million during fiscal 1998 and estimates expenses to complete this effort will be between $5 and $6 million, which includes both internal and external personnel.

LAWSUIT SETTLEMENT

In fiscal 1996 the Company had a one-time $14.0 million pre-tax charge to operations to settle a lawsuit. The after tax impact of the settlement was $8.4 million or $0.21 per share. Operating comparisons to fiscal 1996 are made with and without the settlement to facilitate analysis. The details of the settlement are discussed in the footnotes to the financial statements.

NET INTEREST (INCOME) EXPENSE

Long term debt and available cash balances resulted in net interest expense of $600 thousand for fiscal 1998 compared to net interest income in prior years.

INCOME TAXES

The Company's effective income tax rates were 39.3% in fiscal 1998, 39.9% in fiscal 1997, and 39.8% in fiscal 1996. Tax rates declined due to reduced California state taxes. It is anticipated that the Company's effective tax rate will be approximately 39.6% for fiscal 1999.



16  LONGS DRUGS STORES ANNUAL REPORT 1998

NET INCOME

Fiscal                                 1998         1997       1996
--------------------------------------------------------------------
THOUSANDS                          (52 WEEKS)  (53 WEEKS)  (52 WEEKS)
--------------------------------------------------------------------
Net Income                          $ 57,726    $ 58,612    $ 46,228
Net Income as a Percent of Sales        2.0%        2.1%        1.7%
--------------------------------------------------------------------
Net Income excluding impact of
  lawsuit settlement in 1996        $ 57,726    $ 58,612    $ 54,651
Net Income as a Percent of Sales        2.0%        2.1%        2.1%
--------------------------------------------------------------------

Net income as a percent of sales decreased slightly versus fiscal 1997. Improved gross margins were offset by increased operating and administrative expenses due to Year 2000 costs and interest expense on short term bank borrowings in fiscal 1998 compared to interest income in fiscal 1997 and 1996.


EARNINGS PER SHARE (DILUTED)

Fiscal                                                          1998        1997        1996
--------------------------------------------------------------------------------------------
                                                           (52 WEEKS)  (53 WEEKS)  (52 WEEKS)
--------------------------------------------------------------------------------------------
Earnings per share                                            $ 1.49      $ 1.50      $ 1.15
Percent change                                                 -0.7%       30.4%       -2.5%
--------------------------------------------------------------------------------------------
Earnings per share, excluding impact
  of lawsuit settlement in 1996                               $ 1.49       $1.50       $1.36
Percent change                                                 -0.7%       10.3%       15.3%
--------------------------------------------------------------------------------------------

In addition to the items affecting fiscal 1998 described in net income above, earnings per share was impacted by stock repurchases in each of the last three fiscal years.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128 specifying revised EPS computations for fiscal 1998 and all prior periods. The changes required by this statement do not materially affect the Company's earnings per share.

LIQUIDITY AND CAPITAL RESOURCES

CASH POSITION

Fiscal                            1998        1997         1996
---------------------------------------------------------------
THOUSANDS
---------------------------------------------------------------
Cash and Cash Equivalents at
  Fiscal Year End              $48,552     $22,834      $49,314
---------------------------------------------------------------

 Cash and cash equivalents in fiscal 1998 increased due to sales growth and decreased inventories primarily in the warehouses. Cash and cash equivalents in fiscal 1997 were lower than fiscal 1996 due to increased inventories, the construction of the Southern California warehouse and the cash payment of the lawsuit settlement.

CASH FROM OPERATIONS

Fiscal                                           1998            1997           1996
------------------------------------------------------------------------------------
THOUSANDS                                   (52 WEEKS)      (53 WEEKS)     (52 WEEKS)
------------------------------------------------------------------------------------
Cash provided by Operating Activities        $135,620         $80,579        $94,299
------------------------------------------------------------------------------------

The increase in cash provided by operations in fiscal 1998 is primarily due to higher customer receipts driven by sales growth and reduction in inventories. Fiscal 1997 decrease in cash provided by operations was primarily due to the payment of the lawsuit settlement and payment of 1996 taxes.


CAPITAL EXPENDITURES

Fiscal                                        1998        1997        1996
---------------------------------------------------------------------------
THOUSANDS                                (52 WEEKS)  (53 WEEKS)  (52 WEEKS)
---------------------------------------------------------------------------
Cash used in Investing Activities         ($67,507)   ($65,117)   ($46,093)
---------------------------------------------------------------------------

Capital expenditures increased in fiscal 1998 primarily due to an increased investment in new stores and the completion of the Southern California warehouse.

Capital expenditures for fiscal 1999 are expected to be between $70-$75 million with additional new stores, fixture upgrades in existing stores due to category management initiatives, and the completion of a warehouse in Northern California. Not included in this estimate is the proposed acquisition of twenty drug stores in the Northwest, as described in the Subsequent Event note to the financial statements.

During fiscal 1997 the Company opened its first store in the Las Vegas market. The Company acquired three additional stores, two of which opened early in fiscal 1998, from existing operators in Las Vegas.

In fiscal 1996, the Company purchased the inventory and fixed assets of six stores and the merchandise inventories of additional stores in Hawaii from PayLess Drug Stores Northwest, Inc.

FINANCING ACTIVITIES

Fiscal                                    1998        1997        1996
----------------------------------------------------------------------
THOUSANDS                            (52 WEEKS)  (53 WEEKS)  (52 WEEKS)
----------------------------------------------------------------------
Cash used in Financing Activities      (42,395)    (41,942)    (56,410)
----------------------------------------------------------------------

The primary reason for fluctuations in financing activities was due to stock repurchases of $20.5 million in fiscal 1998, $21.9 million in fiscal 1997, and $35.7 million in fiscal 1996. Stock repurchases are at the discretion of the Board of Directors and are impacted by stock price and available cashflow.

The Company's principal bank credit agreement is a $65 million revolving credit agreement, which expires on August 31, 2002. There was $5.1 million restricted for letters of credit at the end of fiscal 1998.

Expenditures for capital projects, dividends, and stock repurchases have been, and are expected to continue to be, funded from operations and cash reserves. To maintain desired working capital, the Company may periodically use short-term lines of credit.

SUBSEQUENT EVENT

On March 4, 1998 the Company announced that it had signed a letter of intent to acquire the operations of Western Drug Distributors, Inc., which operates as Drug Emporium N.W., a chain of twenty drug stores in Washington and Oregon. Closing is subject to many factors, including the signing of a definitive agreement and the satisfactory completion of due diligence by the Company.


                                       LONGS DRUGS STORES ANNUAL REPORT 1998  17

STATEMENTS OF CONSOLIDATED INCOME

                                                     January 29,   January 30,    January 25,
For the Fiscal Years Ended                                  1998          1997           1996
---------------------------------------------------------------------------------------------
THOUSANDS EXCEPT PER SHARE                            (52 WEEKS)    (53 WEEKS)     (52 WEEKS)
---------------------------------------------------------------------------------------------
 SALES:                                               $2,952,921   $ 2,828,338    $ 2,644,376
 COST AND EXPENSES:
   Cost of merchandise sold                            2,166,744     2,074,084      1,946,391
   Operating and administrative                          690,552       657,796        608,614
   Lawsuit settlement                                                                  14,000
   Net interest (income) expense                             599        (1,054)        (1,457)
                                                      ---------------------------------------
 INCOME BEFORE TAXES ON INCOME                            95,026        97,512         76,828
 TAXES ON INCOME                                          37,300        38,900         30,600
                                                      ---------------------------------------
 NET INCOME                                           $   57,726   $    58,612    $    46,228
                                                      ---------------------------------------
                                                      ---------------------------------------

 PER COMMON SHARE:
 NET INCOME:
   BASIC                                              $     1.50   $      1.50    $      1.16
   DILUTED                                            $     1.49   $      1.50    $      1.15
   DIVIDENDS                                          $      .56   $       .56    $       .56
 WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
   BASIC                                                  38,590        38,987         40,019
   DILUTED                                                38,764        39,141         40,163

See notes to consolidated financial statements.





INDEPENDENT AUDITORS' REPORT

Longs Drug Stores Corporation:

We have audited the accompanying consolidated balance sheets of Longs Drug Stores Corporation and its subsidiary as of January 29, 1998 and January 30, 1997, and the related statements of consolidated income, consolidated stockholders' equity and consolidated cash flows for each of the three fiscal years in the period ended January 29, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 29, 1998 and January 30, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 29, 1998 in conformity with generally accepted accounting principles.

 /s/ Deloitte & Touche LLP

March 6, 1998


18  LONGS DRUGS STORES ANNUAL REPORT 1998

CONSOLIDATED BALANCE SHEETS

                                                                      January 29,  January 30,
For the Fiscal Years Ended                                                   1998         1997
----------------------------------------------------------------------------------------------
THOUSANDS
----------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS:
 Cash and equivalents                                                   $  48,552    $  22,834
 Pharmacy and other receivables                                            63,107       49,911
 Merchandise inventories                                                  345,082      356,933
 Deferred income taxes                                                     23,244       19,757
 Other                                                                      1,337        1,939
                                                                        ----------------------
   Total current assets                                                   481,322      451,374

PROPERTY:
 Land                                                                      90,428       88,269
 Buildings and leasehold improvements                                     361,635      337,486
 Equipment and fixtures                                                   287,675      270,337
 Beverage licenses                                                          7,468        7,240
                                                                        ----------------------
   Total property at cost                                                 747,206      703,332
 Less accumulated depreciation                                            312,112      285,943
                                                                        ----------------------
   Property net                                                           435,094      417,389
OTHER NON-CURRENT ASSETS                                                   29,873       10,886
                                                                        ----------------------
TOTAL                                                                   $ 946,289    $ 879,649
                                                                        ----------------------
                                                                        ----------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable                                                       $ 170,855    $ 164,369
 Employee compensation and benefits                                        63,300       55,957
 Taxes payable                                                             46,079       34,294
 Current portion of long term debt and guarantee of Profit Sharing
  Plan debt                                                                 3,210        2,363
 Other                                                                     29,325       24,834
                                                                        ----------------------
   Total current liabilities                                              312,769      281,817
                                                                        ----------------------
GUARANTEE OF PROFIT SHARING PLAN DEBT                                       1,803        5,192
                                                                        ----------------------
LONG TERM DEBT                                                             14,219
                                                                        ----------------------
DEFERRED INCOME TAXES AND OTHER LONG TERM LIABILITIES                      33,355       39,054
                                                                        ----------------------
STOCKHOLDERS' EQUITY:
 Common stock (38,629,000 and 38,968,000 shares outstanding)               19,315       19,484
 Additional capital                                                       110,466      109,327
 Common stock contribution to Profit Sharing Plan                           9,856        9,955
 Guarantee of Profit Sharing Plan debt                                     (4,371)      (7,555)
 Retained earnings                                                        448,877      422,375
                                                                        ----------------------
   Total stockholders' equity                                             584,143      553,586
                                                                        ----------------------
TOTAL                                                                   $ 946,289    $ 879,649
                                                                        ----------------------
                                                                        ----------------------

See notes to consolidated financial statements.



                                      LONGS DRUGS STORES ANNUAL REPORT 1998  19

STATEMENTS OF CONSOLIDATED CASH FLOWS


                                                                      January 29,    January 30,    January 25,
For the Fiscal Years Ended                                                   1998           1997           1996
----------------------------------------------------------------------------------------------------------------
THOUSANDS                                                               (52 WEEKS)     (53 WEEKS)     (52 WEEKS)
----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
 Receipts from customers                                              $ 2,940,035    $ 2,832,563    $ 2,645,211
 Payments for merchandise                                              (2,149,632)    (2,098,579)    (1,968,353)
 Payments for operating and administrative expenses                      (618,480)      (607,127)      (551,179)
 Income tax payments                                                      (36,303)       (46,278)       (31,380)
                                                                      -----------------------------------------
   Net cash provided by operating activities                              135,620         80,579         94,299
                                                                      -----------------------------------------
INVESTING ACTIVITIES:
 Payments for property additions and other assets                         (78,007)       (70,023)       (49,174)
 Receipts from property dispositions                                       10,500          4,906          3,081
                                                                      -----------------------------------------
   Net cash used in investing activities                                  (67,507)       (65,117)       (46,093)
                                                                      -----------------------------------------

FINANCING ACTIVITIES:
 Principal payments on long term borrowings                                   (60)
 Proceeds from sale of common stock to Profit Sharing Plan                                 2,000          2,017
 Repurchase of common stock                                               (20,527)       (21,888)       (35,730)
 Dividend payments                                                        (21,808)       (22,054)       (22,697)
                                                                      -----------------------------------------
   Net cash used in financing activities                                  (42,395)       (41,942)       (56,410)
                                                                      -----------------------------------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                25,718        (26,480)        (8,204)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                  22,834         49,314         57,518
                                                                      -----------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                   $    48,552    $    22,834    $    49,314
                                                                      -----------------------------------------
                                                                      -----------------------------------------

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING
ACTIVITIES:
 Net income                                                           $    57,726    $    58,612    $    46,228
 Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization                                          45,243         43,873         40,356
    Deferred income taxes and other                                        (9,186)         4,468         (5,060)
    Restricted stock awards                                                 2,065          1,669          1,478
    Common stock contribution to benefit plans                              9,856          9,460          4,550
    Tax benefits credited to stockholders' equity                              61             90            127
    Changes in assets and liabilities:
      Pharmacy and other receivables                                      (13,196)         4,477           (484)
      Merchandise inventories                                              10,625        (40,436)       (21,151)
      Other current assets                                                    602            748             47
      Current liabilities                                                  31,824         (2,382)        28,208
                                                                      -----------------------------------------
  Net cash provided by operating activities                           $   135,620    $    80,579    $    94,299
                                                                      -----------------------------------------
                                                                      -----------------------------------------

 Non-cash investing and financing activities:
   Issuance of note payable for investment in RxAmerica               $    13,201
   Issuance of inventory and other assets for investment in RxAmerica $     1,643
   Issuance of note payable for payment of equipment                  $     1,720

See notes to consolidated financial statements



20  LONGS DRUGS STORES ANNUAL REPORT 1998

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY


                                                                            Common Stock  Guarantee
                                                                            Contribution   of Profit                 Total
                                             Common Stock        Additional  to Profit      Sharing     Retained  Stockholders'
                                           Shares     Amount      Capital   Sharing Plan   Plan Debt    Earnings     Equity
-------------------------------------------------------------------------------------------------------------------------------
THOUSANDS
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 26, 1995                41,120    $ 20,560    $ 107,216  $  5,515       ($13,181)     $403,988    $524,098
                                         --------------------------------------------------------------------------------------
Net income                                                                                                 46,228      46,228
Dividends ($.56 per share)                                                                                (22,697)    (22,697)
Profit Sharing Plan:
 Issuance of stock for FY95
    contribution                              352         176        5,427    (5,515)                         (88)          0
 Stock portion of FY96 contribution                                            4,550                                    4,550
 Sale of stock to plan                        118          59        1,988                                    (30)      2,017
 Purchase of stock from plan                 (228)       (114)      (4,037)                                    58      (4,093)
 Reduction of plan debt                                                                       2,696                     2,696
Restricted stock awards, net                   60          30        1,463                                    (15)      1,478
Tax benefits related to employee
    stock plans                                                                                               127         127
Repurchase of common stock                 (1,790)       (895)      (4,449)                               (26,293)    (31,637)
                                         --------------------------------------------------------------------------------------
BALANCE AT JANUARY 25, 1996                39,632      19,816      107,608     4,550        (10,485)      401,278     522,767
                                         --------------------------------------------------------------------------------------
Net income                                                                                                 58,612      58,612
Dividends ($.56 per share)                                                                                (22,054)    (22,054)
Profit Sharing Plan:
 Issuance of stock for FY96
    contribution                              181          91        4,010    (4,055)                         (46)          0
 Contribution in cash                                                           (495)                                    (495)
 Stock portion of FY97 contribution                                            9,955                                    9,955
 Sale of stock to plan                         90          45        1,978                                    (23)      2,000
 Purchase of stock from plan                 (179)        (90)      (3,925)                                    45      (3,970)
 Reduction of plan debt                                                                       2,930                     2,930
Restricted stock awards, net                   72          36        1,651                                    (18)      1,669
Tax benefits related to employee
    stock plans                                                                                                90          90
Repurchase of common stock                   (828)       (414)      (1,995)                               (15,509)    (17,918)
                                         --------------------------------------------------------------------------------------
BALANCE AT JANUARY 30, 1997                38,968      19,484      109,327     9,955         (7,555)      422,375     553,586
                                         --------------------------------------------------------------------------------------
Net income                                                                                                 57,726      57,726
Dividends ($.56 per share)                                                                                (21,808)    (21,808)
Profit Sharing Plan:
 Issuance of stock for FY97
    contribution                              375         188        9,767    (9,955)                                       0
 Stock portion of FY98 contribution                                            9,856                                    9,856
 Purchase of stock from plan                 (368)       (184)      (9,531)                                            (9,715)
 Reduction of plan debt                                                                     3,184                       3,184
Restricted stock awards, net                   88          44        2,021                                              2,065
Tax benefits related to employee
    stock plans                                                                                                61          61
Repurchase of common stock                   (434)       (217)      (1,118)                                (9,477)    (10,812)
                                         --------------------------------------------------------------------------------------
BALANCE AT JANUARY 29, 1998                38,629    $ 19,315    $ 110,466  $  9,856       $ (4,371)     $448,877    $584,143
                                         --------------------------------------------------------------------------------------
                                         --------------------------------------------------------------------------------------


See notes to consolidated financial statements.



                                      LONGS DRUGS STORES ANNUAL REPORT 1998  21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SIGNIFICANT ACCOUNTING POLICIES

THE CONSOLIDATED FINANCIAL STATEMENTS include Longs Drug Stores Corporation and its wholly-owned subsidiary, Longs Drug Stores California, Inc. All inter-company accounts and transactions have been eliminated.

FISCAL YEARS end the last Thursday of January. Most fiscal years have four quarters of thirteen weeks each, totaling 52 weeks. Every five to six years the fourth quarter has an additional week which was the case with fiscal year 1997. References made to the 1998, 1997 and 1996 fiscal years refer to the 52-week period ended January 29, 1998, the 53-week period ended January 30, 1997, and the 52-week period ended January 25, 1996.

Reclassifications have been made to certain fiscal year 1997 and 1996 amounts to make them comparable to the current year presentation.

NATURE OF OPERATIONS -- The company operates retail drug stores in California, Hawaii, Colorado and Nevada with a majority of the sales concentrated in California. Prescription drugs, over-the-counter health care products, photo and photo processing, cosmetics and greeting cards are the core merchandise categories. Additional significant categories include food, toiletries and seasonal merchandise. Items sold through promotional advertising represent a significant portion of sales.

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from those estimates.

CASH AND EQUIVALENTS include investments with original maturities of three months or less that are easily convertible to cash.

MERCHANDISE INVENTORIES are valued using the last-in, first-out (LIFO) method. The excess of specific cost over LIFO values was $139.1 and $133.2 million at the 1998 and 1997 fiscal year ends.

PROPERTY is depreciated using the straight-line method and estimated useful lives of twenty to thirty-three years for buildings, the shorter of life of the lease or estimated useful life for leasehold improvements, and three to twenty years for equipment and fixtures and beverage licenses. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.

The Company reviews long-lived assets for impairments, using its best estimates based on reasonable and supportable assumptions and projections, to ensure their current value can be recovered by the cash flows from future operations.

OTHER NON-CURRENT ASSETS consist of an investment in the RxAmerica joint venture accounted for under the equity method, purchased pharmacy customer files and goodwill. Amortization of pharmacy customer files and goodwill are calculated under a straight line method over estimated useful lives of one to five and five to fifteen years, respectively.

NEW STORE OPENING COSTS, primarily labor to stock shelves, pre-opening advertising and store supplies, are charged to expense as incurred.

ADVERTISING -- Advertising costs are expensed as incurred and were $21.6, $22.5, and $21.9 million for fiscal years 1998, 1997, and 1996.

INCOME TAXES --The Company accounts for its taxes in accordance with SFAS No. 109 which requires the use of the asset and liability method of accounting for deferred income taxes. Deferred income taxes are recorded based upon the differences between the financial statement and tax basis of assets and liabilities.

STOCK BASED COMPENSATION -- The Company adopted the disclosure requirements of SFAS No. 123 (Accounting for Stock Based Compensation) in fiscal year 1996. The Company's only stock-based compensation is restricted stock which is valued at its fair market value at the date of grant, and recorded as compensation expense over the vesting period. As a result, there are no additional required disclosures.

NET INCOME PER SHARE -- In the fourth quarter of fiscal year 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), which superseded APB Opinion No.
15. Under SFAS No. 128, the Company has restated net income per share for all periods presented by providing dual presentation of EPS on a basic and diluted basis. The Company's granting of restricted stock awards resulted in potential dilution of basic EPS. The number of incremental shares from the assumed issuance of restricted stock is calculated applying the treasury stock method.

The following is a reconciliation of the number of shares (denominator) used in the Company's basic and diluted net income per share computations (shares in thousands):

Fiscal                            1998                  1997                 1996
------------------------------------------------------------------------------------------
                               (52 WEEKS)            (53 WEEKS)           (52 WEEKS)
------------------------------------------------------------------------------------------
                             Shares   Per Share   Shares   Per Share   Shares    Per Share
------------------------------------------------------------------------------------------
Basic EPS                    38,590    $1.50      38,987    $1.50      40,019     $1.16
------------------------------------------------------------------------------------------
Effect of Dilutive
  Restricted
  Stock Awards                  174     (.01)        154                  144     (.01)
------------------------------------------------------------------------------------------
Diluted EPS                  38,764    $1.49      39,141    $1.50      40,163     $1.15
------------------------------------------------------------------------------------------

NEW ACCOUNTING PRONOUNCEMENTS -- In June 1997, the FASB issued Statement of Financial Accounting Standard No. 130, REPORTING COMPREHENSIVE INCOME, which requires that a company report, by major components and as a single total, the change in its net assets during the period from non-owner sources; and Statement of Financial Accounting Standard No. 131 DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION which establishes annual and interim reporting standards for a company's operating segments and related disclosures about its products, services, geographic areas, and major customers. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal year 1999.

LEASES AND OTHER OBLIGATIONS

A significant portion of store properties are leased, having original terms ranging from 10 to 25 years with renewal options covering up to twenty additional years in five-year to ten-year increments. Leases provide for minimum annual rent with provisions for additional rent based on a percentage of sales. Lease rentals for fiscal years 1998, 1997, and 1996 were $38.6, $37.3, and $34.5 million, of which $30.7, $29.6, and $27.5 million represent minimum payments.

Total minimum rental commitments for non-cancelable leases in effect at 1998 year end were $33.6, $33.0, $32.3, $30.6, and $28.1 million for fiscal years 1999 through 2003, and $294.3 million thereafter.

The Company has an unsecured revolving line of credit of $65.0 million at prevailing interest rates which expires on August 31, 2002. There was $5.1 million restricted for letters of credit at fiscal year end 1998. The line of credit contains quarterly and annual financial covenants which require minimum tangible net worth and various financial ratios. The Company has complied with restrictions and limitations included in the provisions of the line of credit.

LONG TERM DEBT

The Company purchased equipment which was financed by a $1.7 million note which matures on January 1, 2003. This note bears interest at a rate of 5.69%; the first principal payment was due on February 1, 1998.

In connection with the accounting of an equity investment in RxAmerica (see RxAmerica note), the Company issued a $13.2 million note payable which bears interest at a fixed rate of 6.67%. The note is to be paid in equal quarterly installments with the first principal payment made on December 29, 1997 and the last payment being made on the October 27, 2017 maturity date.


22  LONGS DRUGS STORES ANNUAL REPORT 1998

Long term debt consists of the following:

Fiscal Year                                                1998
---------------------------------------------------------------
THOUSANDS
---------------------------------------------------------------
Notes Payable                                            14,861
Less current portion                                        642
---------------------------------------------------------------
Long-term debt                                          $14,219
---------------------------------------------------------------
---------------------------------------------------------------

At fiscal year-end 1998, future minimum principal payments on long-term debt are as follows:

Fiscal Year 1999                                          $ 642
Fiscal Year 2000                                            678
Fiscal Year 2001                                            719
Fiscal Year 2002                                            768
Fiscal Year 2003                                            816
Thereafter                                               11,238
---------------------------------------------------------------
Total                                                   $14,861
---------------------------------------------------------------
---------------------------------------------------------------

EMPLOYEE COMPENSATION AND BENEFITS

The Company has approximately 17,300 full-time and part-time employees as of January 29, 1998. Virtually all full-time employees are covered by medical, dental and life insurance programs paid primarily by the Company. The Company also has a 401(k) plan under which employees may make voluntary contributions.

Full-time employees with over 1,000 hours of service are entitled to Profit Sharing Plan benefits that are funded entirely by the Company. Annual contributions to the plan were $11.2 million for fiscal year 1998 and $11.0 for fiscal years 1997 and 1996. Contributions are made in cash and common stock.

In April 1995, the Board of Directors approved the Longs Drug Stores Corporation Deferred Compensation Plan of 1995. The plan provides eligible employees with the opportunity to defer a specified percentage of their cash compensation. Resulting obligations will be payable on a date selected by the employee participant in accordance with the terms of the plan. The total deferred compensation obligations under the plan may not exceed $10.0 million. Deferred compensation was $3.2 million and $2.0 million at the 1998 and 1997 fiscal year ends.

TAXES ON INCOME

Significant components of the Company's deferred tax assets and liabilities as of January 29, 1998 and January 30, 1997 are as follows:

Fiscal Year                                   1998         1997
---------------------------------------------------------------
THOUSANDS
Deferred Tax Assets:
Reserve for vacation pay                  $ 8,047       $ 8,327
Reserve for worker's compensation           8,542         6,626
State income tax                            2,836         2,425
Reserve for restricted stock awards         1,761         1,476
Reserve for health benefits                 1,557         1,679
Other                                      13,085         9,680
---------------------------------------------------------------
                                           35,828        30,213
---------------------------------------------------------------
---------------------------------------------------------------
Deferred Tax Liabilities:
Depreciation                               25,925        31,742
Basis of property                           3,626         3,657
Inventories                                 1,844         1,347
Other                                       8,128         8,072
---------------------------------------------------------------
                                           39,523        44,818
---------------------------------------------------------------
---------------------------------------------------------------
Net deferred tax liability                $ 3,695       $14,605
---------------------------------------------------------------
---------------------------------------------------------------

Income tax expense is summarized as follows:

Fiscal Year                       1998        1997         1996
---------------------------------------------------------------
THOUSANDS
---------------------------------------------------------------
Current
Federal                        $38,518     $27,849      $28,367
State                            9,694       7,938        8,378
---------------------------------------------------------------
                                48,212      35,787       36,745
Deferred                       (10,912)      3,113       (6,145)
---------------------------------------------------------------
Total                          $37,300     $38,900      $30,600
---------------------------------------------------------------
---------------------------------------------------------------

The reconciliation between the federal statutory tax rate and the Company's effective tax rates are as follows:

Fiscal Year                                   1998      Percent
---------------------------------------------------------------
THOUSANDS
---------------------------------------------------------------
Federal income taxes at statutory rate     $33,259       35.00%
State income tax net of federal benefits     4,940        5.20%
Benefits of ESOP dividends                  (1,306)      (1.37%)
Other                                          407        0.42%
---------------------------------------------------------------
                                           $37,300       39.25%
---------------------------------------------------------------
---------------------------------------------------------------

The effective tax rate in fiscal years 1998 and 1997 differ from the federal statutory rate of 35%, primarily due to state income taxes offset by the benefit of ESOP dividends.

GUARANTEE OF PROFIT SHARING PLAN DEBT

In March 1989, the Company sold 1,393,728 shares of Longs' common stock to the Profit Sharing Plan for $25.0 million. The Plan financed this purchase with a ten-year loan guaranteed by Longs Drug Stores California, Inc. The Company has no obligation to repurchase outstanding shares held by the Plan. Consequently, a Guarantee of Profit Sharing Plan debt is shown on the accompanying balance sheets with a corresponding reduction of Stockholders' Equity.

Loan repayments are made with dividends on allocated and unallocated shares held by the Plan and with Company contributions. It is expected that all shares will be allocated within the term of the loan. Members are allocated shares of Longs' common stock equal in value to the cash dividends on their allocated shares used to repay the loan. Periodically, the Company has been willing to repurchase shares to provide the Plan with needed liquidity. Plan shares of the leveraged Employee Stock Ownership Plan (ESOP) were as follows:

Fiscal Year                                   1998         1997
---------------------------------------------------------------
Allocated shares                         1,171,488    1,075,552
Unallocated shares                         222,240      318,176
---------------------------------------------------------------
Total                                    1,393,728    1,393,728
---------------------------------------------------------------
---------------------------------------------------------------

Loan payments are made in equal quarterly installments of $930,000, which includes interest at 8.4% per year. Dividends paid to the Plan, and used in part to repay principal and interest on the loan totaled $3.2 million for fiscal years 1998, 1997 and 1996.

CONTINGENT LIABILITIES

A purported class action has been filed against Longs on behalf of pharmacist employees. The lawsuit claims the Company engaged in improper pay practices and failed to keep adequate records. Plaintiffs seek damages and penalties in unspecified amounts. The Company will vigorously defend itself. At this time it is not known what financial impact, if any, this action may have on the Company's financial results.

The Company is also subject to various lawsuits and claims arising out of its businesses. In the opinion of management, after consultation with counsel, the disposition of these matters will not have a material adverse effect, individually or in the aggregate, on the Company's financial position, results of operations, or liquidity.


                                       LONGS DRUGS STORES ANNUAL REPORT 1998 23

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of the Company's current assets and liabilities, long-term debt, and Guarantee of Profit Sharing Plan debt approximates the estimated fair value.

STOCKHOLDERS' EQUITY

Authorized capital stock consists of 120 million shares of common stock, $.50 par value, and 30 million shares of preferred stock. Each outstanding share of common stock has a Preferred Stock Purchase Right (expiring in September 2006) which is exercisable only upon the occurrence of certain changes in control events. These new rights replaced previous rights which expired in September 1996. There have been no events that would allow these rights to be exercised.

The company has a Restricted Stock Award program in which certain individuals may be granted stock in the Company, with some restrictions. Recipients have voting rights to the shares and dividends are credited to the shares during the restriction period. However, transfer of ownership of the shares is dependent on continued employment for periods of one to five years. The portion not yet expensed for these programs ($2.8 million) at January 29, 1998, has been netted against Additional Capital. During fiscal years 1998, 1997, and 1996; 90,140, 73,600 and 69,200 shares were awarded under these programs.

In November, 1994, the Board of Directors authorized a plan to repurchase up to four million shares of the Company's outstanding common stock. As of fiscal year 1998, the Company has repurchased 1,739,000 shares at a cost of $32.6 million in connection with the repurchase plan.

During fiscal year 1998, the Company also repurchased 368,000 common shares from the Profit Sharing Plan at market values totaling $9.7 million and 434,000 common shares from the T.J., J.M. and V.M. Long foundations at market values totaling $10.8 million.

RXAMERICA

On November 6, 1997, Longs Drug Stores and American Drug Stores, Inc. announced the merger of their pharmacy benefit management (PBM) subsidiaries and pharmacy mail order operations. The joint venture agreement combines the operations of Integrated Health Concepts, the PBM subsidiary of Longs, and RxAmerica, the PBM subsidiary of American Drug Stores. The new joint venture has retained the name RxAmerica. Most of the benefit of the joint venture is recognized on a per claim basis to the store filling a prescription. Remaining net operating income or losses is shared equally and was not material to operations in fiscal year 1998. In consideration of Longs 50% interest in the joint venture, Longs contributed $5.0 million in cash, a note payable for $13.2 million, and assets totaling $1.6 million.

SETTLEMENT OF LAWSUIT

The Company's subsidiary, Longs Drug Stores California, Inc. ("Subsidiary"), was named as one of a large number of defendants in two lawsuits filed in United States District Court for the Southern District of Florida, Harvey S. Tropin, as Receiver of Lone Star Trading Company and its subsidiaries and affiliates, as Trustee of Premium Sales Corporation, Plaza Trading Corporation and as the designated corporate representative of Windsor Wholesale Corporation
v. Kenneth Thenen, et al. ("Tropin"), and Walco Investments, Inc., et al. v. Kenneth Thenen, et al. ("Walco"). In addition, Subsidiary was named in three cross-complaints by certain co-defendants in Walco. The cases alleged that investors invested in partnerships involved in the business of "diverting" grocery products and that many of the diverting transactions were fictitious. The complaints further alleged that a former employee of Subsidiary received bribe payments in return for his willingness to confirm fraudulent transactions, and they claimed that the Subsidiary was secondarily liable for damages based on the acts of its former employee. Plaintiffs in both actions sought damages for the investors' losses, which were alleged to have been several hundred million dollars.

In February 1996, the Company concluded settlement negotiations with representatives of the plaintiffs in these actions whereby claims against the Company and its affiliates would be released in exchange for the Company's cash payment of $13 million, in addition to certain contingent insurance proceeds. The Company elected to settle these lawsuits to avoid the expense and the uncertainty of a trial. The $13 million settlement funds were paid into an escrow account and then released in September 1997, at which time the settlement became finally effective.

SUBSEQUENT EVENT

On March 4, 1998, the Company announced that it had signed a letter of intent to acquire the operations of Western Drug Distributors, Inc., a chain of twenty drug stores in Washington and Oregon. Closing is subject to many factors, including the signing of a definitive agreement and the satisfactory completion of due diligence by Longs Drug Stores.


QUARTERLY FINANCIAL DATA (UNAUDITED)
THOUSANDS EXCEPT SHARE DATA

                                                                              Earnings           Dividends            Stock
                                          Gross             Net                 Per                Per                Price
                       Sales             Profit           Income          Diluted Share (1)       Share               Range
----------------------------------------------------------------------------------------------------------------------------
Quarter 1          $  710,934           $188,777            $14,080                  .36               .14           $23-27
Quarter 2             718,267            190,068             12,264                  .31               .14            24-27
Quarter 3             714,597            189,609              9,995                  .26               .14            25-28
Quarter 4             809,123            217,723             21,387                  .56               .14            25-32
----------------------------------------------------------------------------------------------------------------------------
FYE 1998           $2,952,921           $786,177            $57,726                $1.49              $.56            23-32
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Quarter 1          $  665,408           $180,831            $14,048                  .36               .14           $22-24
Quarter 2             681,503            181,719             13,512                  .34               .14            19-23
Quarter 3             666,909            176,458              9,374                  .24               .14            19-23
Quarter 4             814,518            215,246             21,678                  .56               .14            22-25
----------------------------------------------------------------------------------------------------------------------------
FYE 1997           $2,828,338           $754,254            $58,612                $1.50              $.56            19-25
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

FIVE YEAR SELECTED FINANCIAL DATA
THOUSANDS EXCEPT SHARE DATA

Fiscal                                      1998               1997                 1996              1995             1994(2)
----------------------------------------------------------------------------------------------------------------------------
Sales                                 $2,952,921         $2,828,338           $2,664,376        $2,558,269       $2,499,224
Net Income                                57,726             58,612               46,228(1)         48,731           52,782
Net Income per Diluted Share                1.49               1.50                 1.15(1)           1.18             1.29
Dividends per Share                          .56                .56                  .56               .56              .56
Total Assets                             946,289            879,649              853,557           827,961          794,804
----------------------------------------------------------------------------------------------------------------------------

(1) Includes $14 million lawsuit settlement in fourth quarter and fiscal year 1996, reducing after-tax net income by $8.4 million, or $.21 per share.
(2) Includes cumulative effect of accounting change, increasing net income by $3 million, or $.08 per share.


24  LONGS DRUGS STORES ANNUAL REPORT 1998

BOARD OF DIRECTORS AND OFFICERS OF LONGS DRUG STORES


BOARD OF DIRECTORS

ROBERT M. LONG
Chairman of the Board and
Chief Executive Officer

RICHARD M. BROOKS*
Financial Consultant

WILLIAM G. COMBS
Vice President, Administration (retired)

DAVID G. DESCHANE
Vice President/District Manager (retired)

EDWARD E. JOHNSTON*
Insurance Consultant

MARY S. METZ, PH.D.*
Dean
U.C. Berkeley Extension

RONALD A. PLOMGREN
Senior Vice President, Development
and Chief Financial Officer

STEPHEN D. ROATH
President

GERALD H. SAITO
Senior Vice President/
District Manager

HAROLD R. SOMERSET*
Business Consultant

DONALD L. SORBY, PH.D.*
Pharmaceutical Consultant

THOMAS R. SWEENEY
Vice President/District Manager (retired)

FREDERICK E. TROTTER*
President,
F.E. Trotter Inc.

SENIOR OFFICERS OF LONG DRUG STORES CALIFORNIA, INC.

ROBERT M. LONG**
Chairman of the Board and
Chief Executive Officer

STEPHEN D. ROATH**
President

BILL M. BRANDON
Senior Vice President/
Regional Manager

TERRY D. BURNSIDE
Senior Vice President, Marketing

DAVID J. FONG
Senior Vice President, Pharmacy

ORLO D. JONES**
Senior Vice President, Properties
and Secretary

BRIAN E. KILCOURSE
Senior Vice President,
Chief Information Officer

RONALD E. LOVELADY
Senior Vice President,
Human Resources

RONALD A. PLOMGREN**
Senior Vice President, Development,
and Chief Financial Officer

GERALD H. SAITO
Senior Vice President/
District Manager

DAN R. WILSON
Senior Vice President/
Regional Manager

OFFICERS OF LONG DRUG STORES CALIFORNIA, INC.

LESLIE C. ANDERSON
Vice President,
Human Resources Administration

AL A. ARRIGONI
Vice President, Construction
and Assistant Secretary

DONALD C. BASILE
Vice President/District Manager

MARTIN A. BENNETT
Vice President/District Manager

JAMES L. FAMINI
Vice President/District Manager

STEPHEN W. FRYSLIE
Vice President/District Manager

LARRY C. GHERLONE
Vice President/District Manager

J. RICHARD JOHNSTON
Vice President/District Manager

SAL PETRUCELLI
Vice President/District Manager

MICHAEL K. RAPHEL
Vice President, Real Estate
and Assistant Secretary

CLAY E. SELLAND**
Vice President, Treasurer
and Assistant Secretary

MARTINE A. STEPHENSON
Vice President/District Manager

KYLE J. WESTOVER
Vice President,
Human Resources Development

GROVER L. WHITE**
Vice President, Controller
and Assistant Secretary

ROBERT W. WILSON
Vice President/District Manager

TRANSFER AGENT & REGISTRAR
ChaseMellon Shareholder Services
San Francisco, CA

INDEPENDENT AUDITORS
Deloitte &Touche LLP
San Francisco, CA

GENERAL COUNSEL
Bell, Rosenberg & Hughes LLP
Oakland, CA

Howard, Rice, Nemerovski, Canady, Falk & Rabkin
San Francisco, CA

INQUIRIES
Communications concerning stock transfer requirements, lost certificates and changes of address should be directed to the Transfer Agent. Other stockholder or investor inquiries should be directed to:

INVESTOR RELATIONS
Longs Drug Stores Corporation
P.O. Box 5222
Walnut Creek, CA 94596
(925) 937-1170

FORM 10-K
The Company's Form 10-K as filed with the Securities and Exchange Commission is available without charge by writing to the Corporate Treasurer. Company financial information is also available on the World Wide Web at http://www.longs.com and through our toll-free telephone service, 1-888-LDG-NEWS.

ANNUAL MEETING
The Company's annual meeting of stockholders will be held at 11:00 a.m., on May 19, 1998, at the Regional Center for the Arts, 1601 Civic Drive, Walnut Creek, CA. All stockholders are cordially invited to attend.

FORWARD-LOOKING INFORMATION
This report contains certain forward-looking statements regarding the Company's expected performance for future periods including same store sales, new store openings, and potential acquisition. Actual results for such periods may materially differ. Such forward-looking statements involve risks and uncertainties, including risks of changing market conditions in the overall economy and the retail industry, consumer demand, the opening of new stores, completion of the acquisition, actual advertising expenditures by the Company, the success of the Company's advertising and merchandising strategy and other factors detailed from time to time in the Company's annual and other reports filed with the Securities and Exchange Commission.

 *Member of Audit Committee
**Also an officer of Longs Drug Stores Corporation

Design: Heiney & Craig, Inc., San Francisco

LONGS DRUGS

141 North Civic Drive - P.O. Box 5222 - Walnut Creek - California 94596
- (925) 937-1176