Form 10-K405, Exhibit 13
period 1999-01-28
LONGS DRUG STORES CORP
filed 1999-04-15
CIK 764762

                                  LONGS DRUGS
                              ANNUAL REPORT 1999

                                         [PHOTO]


                                      Longs has it all!

PROFILE   Longs Drug Stores is one of the largest drug store chains in North
America, ending the year with 381 stores in California, Hawaii, Washington, Oregon, Nevada and Colorado. The Company offers a uniquely broad assortment of merchandise -- including pharmaceutical products, health and beauty items, photographic supplies and processing, staple foods and greeting cards -- along with excellent value and a high degree of customer service.

Longs common stock is traded on the New York Stock Exchange under the symbol
LDG.

[GRAPHIC]                             -----------------------------------------
                                      COMPANY-OWNED
                                      PROPERTIES AT FISCAL YEAR END

                                      Store Building and Land               128
                                      Store Building on Leased Land          47
                                      Corporate Offices                       2
                                      Warehouses                              2
                                      -----------------------------------------
                                      NUMBER OF STORES
                                      AT FISCAL YEAR END

                                      California                            307
                                      Hawaii                                 32
                                      Nevada                                 14
                                      Colorado                                8
                                      Washington                             18
                                      Oregon                                  2
                                      -----------------------------------------
                                      Total                                 381
                                      -----------------------------------------

------------------------------------------------------------------------------
                           FINANCIAL HIGHLIGHTS
------------------------------------------------------------------------------


 (Millions except sales per square foot, per share data and number of stores)
-----------------------------------------------------------------------------

                                                January 28,       January 29,         January 30,
-------------------------------------------------------------------------------------------------
Fiscal Year Ended                                     1999               1998                1997
-------------------------------------------------------------------------------------------------
  Sales                                           $3,267            $2,953               $2,828
  Net Income                                      $   63            $   58               $   59
  Per Share Data (Diluted)
  Net Income                                      $ 1.64            $ 1.49               $ 1.50
  Dividends                                       $  .56            $  .56               $  .56
  Balance Sheet Data
  Total Assets                                    $1,025            $  946               $  880
  Stockholders' Equity                            $  639            $  584               $  554
  Key Financial Ratio
  Return on Average Stockholders' Equity            10.4%             10.2%                10.9%
  Store Data
  Number of Stores at Year End                       381               349                  337
  Selling Square Footage at Year End                 6.0               5.5                  5.4
  Sales Per Selling Square Foot (52-week basis)   $  543            $  537               $  518
-------------------------------------------------------------------------------------------------




     1     Longs Drug Stores Annual Report 1999

                                         TO OUR
                                      STOCKHOLDERS

Longs had a very successful and productive year in fiscal 1999 marked by solid sales and earnings growth, continued improvements in efficiency throughout the Company, and an exciting and promising expansion of our market presence in the Western United States. Clearly, the strategic steps we implemented several years ago have been effective, enabling Longs to thrive in an increasingly competitive retail market. Faced with recent challenges from supermarkets, warehouse/club operators, and current retail drug competitors trying to capture new customers and increased market share, Longs has more than held its own. The key to this success, we believe, is our combination of proven tradition and strategic innovation. We not only provide the high levels of service and unique product selection that have been our hallmark since 1938, we also apply cutting-edge technology tools to sharpen all aspects of our operations, from distribution to pharmacy information systems to store-level marketing. The result: success in some of the toughest retail markets in the United States and a strong foundation for sustained growth.

For the 52 weeks ended January 28, 1999, Longs sales increased 10.6% to $3.27 billion, and same store sales rose 7.2% from a year ago. Net income was $63.4 million, or $1.64 per share, up 9.8%. Several factors combined to drive our profit growth. We achieved higher gross margin on front-end sales through sharper pricing and


2         Longs Drug Stores Annual Report 1999
purchasing and increased sales of higher margin products. We continued to reduce our inventory costs in all categories. And we saw a 19.5% increase in pharmacy sales coupled with higher per-prescription profitability this despite the declines in reimbursements and overall pharmacy margins facing all drug retailers in the era of managed care. Pharmacy sales were 36.8% of total sales in fiscal 1999, up from 34.1% a year ago.

Strong Performance in All Departments

Longs' strong top line performance in fiscal 1999, especially same store sales growth, reflect solid execution in both our pharmacy and front-end business. The front-end category management initiatives that we began rolling out two years ago continue to pay off and we believe much of this success is due to the unique way we implement this merchandising tool. Like many retailers, we analyze scanner-based sales data to optimize product selection, pricing, replenishment and even shelf placement. But unlike our competitors, we do not view category management as purely a data-driven exercise. We augment the process with human insight by giving our store managers a great deal of autonomy in how they apply category management analysis in their stores. This is a critical differentiator for Longs. It is why our stores do not have an institutional, cookie cutter feel, but rather the more personal atmosphere that reflects each neighborhood and community we serve. It is a major reason why we have annual per store sales exceeding $8.8 million and customers that are among the most loyal in our industry.

[CHART]                        [CHART]                      [CHART]


Longs Drug Stores Annual Report 1999         3

We are equally proud of our pharmacy performance. The increasing influence of managed care and increased pricing pressures have made this an especially challenging business in recent years, but we have successfully offset declining margins through higher sales and improved efficiency. For example, through Rx America, our pharmacy benefits management joint venture with American Stores Corporation, we have continued our emphasis on patient care initiatives and cover more than 3 million lives. To increase operating efficiency we have recently shifted to Bergen Brunswig as a single source wholesaler for prescription drugs, over-the-counter, and other health and beauty products. And, as we have described in previous annual reports, our advanced technology tools are improving prescription filling, minimizing overhead, and enhancing inventory management in the Pharmacy.

Indeed, our control of both pharmacy and front-end inventory has been steadily improving. Through better tracking, forecasting and replenishment, in fiscal 1999 we reduced average pharmacy inventory by $10,000 from a year earlier. This was a significant accomplishment in a year of rising sales, and we look forward to further improvements at both the warehouse and store level.

Growing Presence in Western Markets

In fiscal 1999 we took a large step toward extending our leadership in the Western United States with the acquisition of Western Drug Distributors, a highly regarded 20-store chain in Washington and Oregon. The Pacific Northwest is a natural market for Longs, being adjacent to our home state of California and having similar customer


4         Longs Drug Stores Annual Report 1999
demographics and market dynamics. We also feel the growth potential in the Pacific Northwest is excellent since there is no dominant drug retailer, and certainly no competitor with our unique product offering or service-driven business model.

Going forward, our plans are to continue our expansion in Washington and Oregon, as well as in Colorado and Nevada where we have been increasing our presence in recent years. In each of these four states our new store growth will be rational to ensure that every store we operate in every market we serve provides the same high degree of service and quality that is the heart of the Longs brand and source of our strong customer loyalty in California and Hawaii. Of our planned 16 new stores in fiscal 2000, a number will be in Colorado and the Pacific Northwest with some in-filling in California, where economic and population growth continue to create opportunities for new stores.

Continuing Momentum in 2000 and Beyond

We firmly believe that Longs can and will build further on the positive momentum we have established, and the reason for our optimism goes beyond category management, advanced technology tools, our growing geographic presence, and our unsurpassed reputation for selection and service. The most compelling reason for our confidence in Longs' future is our people, the more than 18,500 employees of Longs who make each of our 381 stores the best drug store in town every day. As always, we thank them for their ongoing contributions to the Company's success.


/s/ Steve Roath                            /s/ Bob Long

S.D. Roath, President                      R.M. Long, Chief executive Officer

    [PHOTO]                                    [PHOTO]

April 5, 1999


Longs Drug Stores Annual Report 1999        5

                                           DID
                                         YOU FIND
                                      WHAT YOU WERE
                                       LOOKING FOR
                                         TODAY?

                                        [PHOTO]


UNSURPASSED CUSTOMER SERVICE.

Longs first made its name pioneering self serve pharmacies in California in 1938, an innovation that gave customers ready access to a broad choice of products and let them quickly compare brands and prices at a glance. Our reasoning was simple -- have what the customer is looking for and make shopping as easy as possible -- and that philosophy remains at the heart of how we do business. We have more and better trained sales people on the floor than you'll find in our competitors' stores, and pharmacy technology enhancements have freed our pharmacists to spend more time consulting with customers. Store design, too, makes the shopping experience more enjoyable and more productive, and we continually revise and improve our floor plans to reflect how our customers shop and to ensure that they find what they want, where they want it every time they visit Longs.

6         Longs Drug Stores Annual Report 1999

                                    [PHOTO]




Longs Drug Stores Annual Report 1999         7

                                    [PHOTO]




8         Longs Drug Stores Annual Report 1999

THIS PLACE HAS EVERYTHING!

[PHOTO]

UNIQUE PRODUCT SELECTION.

Longs has redefined what a drug store is by expanding beyond traditional prescription drugs and health care offerings to provide a broad selection of cosmetics and beauty supplies, Hallmark greeting cards, photo processing and supplies, and basic foods. It's a truly unique merchandise assortment and one that continues to evolve in response to our customers. We are giving customers what they want with additions, updates and enhancements to every department. We also strive to ensure that our customers find more than they expect. Our managers are encouraged to make their stores reflect local customer tastes with out-of-the-ordinary products ranging from designer neckties to fishing tackle to model trains. And Longs offers a regularly changing selection of special purchase items in Bargain Alley, one of the most popular features in our stores. Expecting the unexpected gives our customers another reason to keep coming back and helps sustain Longs' enduring customer loyalty.

Longs Drug Stores Annual Report 1999         9

                                  LONGS
                                 IS MORE
                              THAN A STORE...
                                 THEY'RE
                                A NEIGHBOR.

                                  [PHOTO]


STRONG COMMUNITY TIES.

Longs' deep sense of community involvement that defined the first neighborhood drug store is evident in each of our 381 stores today. Unlike most large chains, we give our managers a great deal of operating autonomy, which gives each store unique attributes, and makes it a member of the surrounding community rather than just a generic outpost of a large retailer. Perhaps the most telling example of this local orientation is the involvement of our store personnel in local activities, charities and organizations. From support of the Juvenile Diabetes Walk-a-thon to health screenings and flu shots to responding to local disasters -- such as Hawaii's Hurricane Iniki in 1992 or the Loma Prieta earthquake in 1989 -- our people demonstrate a commitment to their surrounding communities that is the true test of any good neighbor.

10         Longs Drug Stores Annual Report 1999

                                    [PHOTO]




Longs Drug Stores Annual Report 1999         11

                                    [PHOTO]




12         Longs Drug Stores Annual Report 1999

                                         LONGS
                                       IS LIKE OUR
                                        EXTENDED
                                         FAMILY.

                                         [PHOTO]


EXPERIENCED, COMMITTED EMPLOYEES.

The most deeply rooted of Longs' core values is the importance we place on -- and value we attribute to -- our employees. We have been a family-run company since we opened in 1938, and that family feeling runs deep, manifesting itself in the friendly atmosphere of our stores and the efficient teamwork we practice throughout the organization. It's an attitude that makes working at Longs more than a job. In an era where frequent job changing is the norm, we have more than 3,750 employees who have been with Longs over 10 years. And our employees own 20% of the stock in the Company. Roots run deep at Longs. The insight and experience that result from such stability are a big reason why we have been able to successfully combine tradition and innovation for the past 60 years. Having high quality employees is why we will continue to succeed for at least 60 more.

Longs Drug Stores Annual Report 1999         13

                                          FINANCIALS

                     Five Year Selected Financial Data                   14

                     Management's Discussion and Analysis                15

                     Statements of Consolidated Income                   19

                     Consolidated Balance Sheets                         20

                     Statements of Consolidated Cash Flows               21

                     Statements of Consolidated Stockholders' Equity     22

                     Notes to Consolidated Financial Statements          23

                     Auditor's Opinion                                   28



-------------------------------------------------------------------------------
                      Five Year Selected Financial Data
-------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
FISCAL (THOUSANDS EXCEPT PER SHARE DATA)              1999        1998         1997        1996             1995
----------------------------------------------------------------------------------------------------------------
Sales                                           $3,266,904  $2,952,921   $2,828,338  $2,644,376       $2,558,269
Net Income                                          63,358      57,726       58,612       46,228(1)       48,731
Net Income per Diluted Share                          1.64        1.49         1.50         1.15(1)         1.18
Dividends per Share                                    .56         .56          .56          .56             .56
Total Assets                                     1,025,130     946,289      879,649      853,557         827,961
----------------------------------------------------------------------------------------------------------------


(1) Includes $14 million lawsuit settlement in fiscal year 1996, reducing the after-tax net income by $8.4 million, or $.21 per share.


14         Longs Drug Stores Annual Report 1999

-----------------------------------------------------------------------------
              MANAGEMENT'S DISCUSSION AND ANALYSIS
-----------------------------------------------------------------------------

RESULTS OF OPERATIONS

Seasonal Business and 52/53 Week Years

The retail drug store business is seasonal, peaking in the fourth quarter with front-end sales benefiting from the Thanksgiving and Christmas holidays and pharmacy sales and over-the-counter medications (front-end sales) benefiting from the winter cold and flu season.

The Company's fiscal year ends the last Thursday in January. Most fiscal years have four quarters of thirteen weeks each, totaling 52 weeks. Every five to six years the fourth quarter has one additional week of operations, which was the case with fiscal 1997. Sales comparisons for fiscal 1997 have also been presented on a 52-week basis to facilitate comparison to the 1999 and 1998 fiscal years.


---------------------------------------------------------------------
Sales
---------------------------------------------------------------------
Fiscal                            1999          1998          1997
---------------------------------------------------------------------
Thousands                      (52 Weeks)    (52 Weeks)    (53 Weeks)
---------------------------------------------------------------------
Sales                         $3,266,904     $2,952,921    $2,828,338
Sales Growth                       10.6%           4.4%          7.0%
Sales--52 Week
  Comparable Basis            $3,266,904     $2,952,921    $2,775,094
Same-Store Sales Growth             7.2%           4.6%          4.1%
New Stores/Closed Stores            3.4%           1.8%          0.8%
                              ----------     ----------    ----------
Sales Growth--52 Week
  Comparable Basis                 10.6%           6.4%          4.9%
                              ----------     ----------    ----------
New Stores                            16             14            10
Closed Stores                         (4)            (2)           (1)
Pacific Northwest acquisition         20             --            --
                              ----------     ----------    ----------
Number of Stores                     381            349           337
---------------------------------------------------------------------


Sales increased 10.6% in fiscal 1999 and 4.4% (6.4% on a 52 week comparable basis) in fiscal 1998. Sales growth is attributed to increased same store and new store sales and growth in new markets, including the acquisition of 18 stores in Washington and 2 stores in Oregon from Western Drug Distributors, a franchise of Drug Emporium (Pacific Northwest acquisition). Incremental sales from this acquisition contributed 3.0% of total sales growth in fiscal 1999. Solid same-store sales growth of 7.2% benefited from 15.9% same-store pharmacy sales and 2.7% same-store front-end sales. During fiscal 1999, 16 new stores were opened, 9 of which were opened in the fourth quarter.

Pharmacy Sales


-----------------------------------------------------------------------------------
Fiscal                                    1999             1998              1997
-----------------------------------------------------------------------------------
                                      (52 Weeks)       (52 Weeks)         (53 Weeks)
Pharmacy Sales Growth--
  52 Week Basis                        19.5%            11.0%                9.0%
Same-Store Pharmacy
  Sales Growth                         15.9%            10.0%               10.5%
Pharmacy as a % of Total Sales         36.8%            34.1%               33.1%
Managed Care as a % of
  Pharmacy Sales                       84.1%            82.1%               80.2%
-----------------------------------------------------------------------------------



Pharmacy sales, for the second consecutive year, posted double-digit growth led by increases in the number of prescriptions filled and new drug introductions that contributed to an increased average prescription price. These factors are responsible for same-store pharmacy sales growth of 15.9%. Pharmacy sales as a percentage of total sales grew to 36.8%. Pharmacy sales reimbursed through managed care arrangements (third party sales) were 84.1% and continue to increase as a percentage of pharmacy sales. Average pharmacy sales per store are among the leaders in the drug store industry. The percentage of pharmacy sales to total sales on the surface appears to lag the industry but only because of Longs strength in the front-end core categories.

Front-End Sales


-----------------------------------------------------------------------------------
Fiscal                                1999               1998               1997
-----------------------------------------------------------------------------------
                                   (52 Weeks)          (52 Weeks)        (53 Weeks)
-----------------------------------------------------------------------------------
Front-End Sales Growth--
  52 Week Basis                       7.3%                3.8%              3.1%
Same Store Front-End
  Sales Growth                        2.7%                1.9%              4.0%
Front-End as a % of Total Sales      63.2%               65.9%             66.9%
-----------------------------------------------------------------------------------



Longs percentage of front-end sales relative to total sales leads the industry due to the relatively large store format and strong sales in core categories of over-the-counter medications, cosmetics, photo and photo processing, and greeting cards. Front-end sales growth of 7.3% in fiscal 1999 was led by a 3.2% contribution from the Pacific Northwest acquisition. Successful category management drove higher than average sales increases in relatively high margin core categories of cosmetics, over-the-counter medications and photo, as well as the additional contribution from more in-store photo labs and mailing centers.


Longs Drug Stores Annual Report 1999    15

-----------------------------------------------------------------------------
              MANAGEMENT'S DISCUSSION AND ANALYSIS
-----------------------------------------------------------------------------

Gross Margin

-------------------------------------------------------------------------------------
Fiscal                             1999              1998                  1997
-------------------------------------------------------------------------------------
Thousands                       (52 Weeks)        (52 Weeks)            (53 Weeks)
-------------------------------------------------------------------------------------
Gross Margin %
  Last-in-first-out (LIFO)        26.6%             26.6%                 26.7%
Gross Margin %
  First-in-first-out (FIFO)       26.8%             26.8%                 26.8%
LIFO Provision                   $7,500            $5,900                $3,400
-------------------------------------------------------------------------------------


Gross margin as a percent of sales (LIFO and FIFO) was flat in relation to prior year. Category management pricing and other marketing initiatives improved front-end margins and offset declines in pharmacy percentage margins and the impact of lower overall margins in the new Pacific Northwest stores. The LIFO provision fluctuates with inflation rates and year-end inventory mix, and is included in cost of merchandise sold. Increases in the LIFO provision for the last two fiscal years were primarily caused by the increase in prescription drug costs.

Operating and Administrative Expenses


-------------------------------------------------------------------------------------
Fiscal                               1999                1998                 1997
-------------------------------------------------------------------------------------
Thousands                         (52 Weeks)          (52 Weeks)           (53 Weeks)
-------------------------------------------------------------------------------------
Operating and Administrative
  Expenses                         $765,058             $690,552             $657,796
Operating and Administrative
  Expenses as a Percent of Sales     23.42%               23.39%               23.26%
Year 2000 Project Expenses           $5,463               $1,282                   --
Operating and Administrative
  Expenses as a Percent of Sales
  (Excluding Y2K expenses)           23.25%               23.34%               23.26%
-------------------------------------------------------------------------------------


In fiscal 1999, operating and administrative expenses as a percent of sales were flat to prior year at 23.4%, despite absorbing $5.5 million of Year 2000 expenses (0.17% of sales).

Interest Expense--In fiscal 1999 and 1998, the Company incurred interest expense on short-term bank borrowings of $1.8 million and $1.5 million, respectively. These borrowings were used to finance the Company's operations, to acquire the 20 stores in the Pacific Northwest and to invest in new stores, distribution facilities and technology.

Income Taxes--The Company's effective income tax rates were 38.5% in fiscal 1999, 39.3% in fiscal 1998 and 39.9% in fiscal 1997. The Company benefited in fiscal 1999 from a new California law retroactively reinstating the deductibility of dividends paid on shares held by the Profit Sharing Plan which reduced the effective tax rate by 0.23%. Also, a decrease in the effective tax rate resulted from the increased business in Washington and Nevada, which have no state income tax. It is anticipated that the Company's effective tax rate will be approximately 39.7% for fiscal 2000.

Net Income


-------------------------------------------------------------------------------------
Fiscal                                        1999            1998            1997
-------------------------------------------------------------------------------------
Thousands                                  (52 Weeks)      (52 Weeks)     (53 Weeks)
-------------------------------------------------------------------------------------
Net Income                                  $63,358         $57,726        $58,612
Net Income as a Percent of Sales              1.94%           1.96%          2.07%
Net Income as a Percent of Sales
  (Excluding Y2K)                             2.04%           1.98%          2.07%
-------------------------------------------------------------------------------------


Net income grew 9.8% for fiscal 1999 and is in line with the 10.6% increase in sales. Net income as a percent of sales decreased slightly versus fiscal 1998 primarily due to $5.5 million in Year 2000 expenses in fiscal 1999 versus $1.3 million in fiscal 1998. Without the Year 2000 expenses included in Operating and Administrative expenses, net income as a percentage of sales would have been 2.04% in fiscal 1999 and 1.98% in fiscal 1998.

Net Income per Share (Diluted)

-------------------------------------------------------------------------------------
Fiscal                               1999                 1998                1997
-------------------------------------------------------------------------------------
                                  (52 Weeks)            (52 Weeks)         (53 Weeks)
-------------------------------------------------------------------------------------
Net Income per share                $ 1.64                 $ 1.49              $ 1.50
Percent increase (decrease)
  in Net Income per Share            10.1%                  (0.7%)              30.4%
-------------------------------------------------------------------------------------


Net income per share benefited in fiscal 1998 and 1997 by stock repurchases in those years.

The decrease in net income per share for fiscal 1998 was primarily impacted by a comparison to fiscal 1997 that included one additional week of operations. The increase in net income per share for fiscal 1997 was also due to the additional week of operations in fiscal 1997 compared to fiscal 1996.


16      Longs Drug Stores Annual Report 1999

-----------------------------------------------------------------------------
              MANAGEMENT'S DISCUSSION AND ANALYSIS
-----------------------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES

Cash Position

-------------------------------------------------------------------------------------
Fiscal                                  1999               1998               1997
-------------------------------------------------------------------------------------
Thousands                            (52 Weeks)         (52 Weeks)         (53 Weeks)
-------------------------------------------------------------------------------------
Cash and Equivalents at
  Fiscal Year End                     $14,976            $48,552            $22,834
-------------------------------------------------------------------------------------


Cash and equivalents in fiscal 1999 decreased due to the costs and working capital related to the Pacific Northwest acquisition and the opening of 16 new stores. Cash and equivalents in fiscal 1998 were higher than fiscal 1997 due to strong sales growth and decreased inventories.

Cash from Operations

-------------------------------------------------------------------------------------
Fiscal                                  1999               1998               1997
-------------------------------------------------------------------------------------
Thousands                            (52 Weeks)         (52 Weeks)          (53 Weeks)
-------------------------------------------------------------------------------------
Cash provided by
  Operating Activities                 $115,014           $135,620            $80,579
-------------------------------------------------------------------------------------


Cash provided by operating activities in fiscal 1999 decreased due to increased investment in inventories related to 16 new stores and the timing of income tax payments. Fiscal 1998 cash provided by operating activities increased primarily due to higher customer receipts driven by strong sales growth and the Company's focus on reducing average inventory per store.

Investing Activities

-------------------------------------------------------------------------------------
Fiscal                                  1999               1998               1997
-------------------------------------------------------------------------------------
(Thousands)                          (52 Weeks)         (52 Weeks)         (53 Weeks)
-------------------------------------------------------------------------------------
Cash used in Investing Activities      ($133,424)         ($67,507)          ($65,117)
-------------------------------------------------------------------------------------



Capital expenditures increased in fiscal 1999 primarily due to the Pacific Northwest acquisition, 16 new stores, technology, in-store photo labs and the completion of the Northern California warehouse.

Capital expenditures for fiscal 2000 are expected to be between $70 and $80 million with investments in new stores and technology.

Financing Activities

---------------------------------------------------------------------------------------
Fiscal                                  1999               1998               1997
---------------------------------------------------------------------------------------
Thousands                            (52 Weeks)         (52 Weeks)         (53 Weeks)
---------------------------------------------------------------------------------------
Cash used in Financing Activities        ($15,166)          ($42,395)         ($41,942)
---------------------------------------------------------------------------------------


Cash flow used in fiscal 1999 financing activities was $15.2 million, a decrease of $27.2 million. Stock repurchases (net of sales) for fiscal 1999 were $3.4 million, down from $20.5 million and $19.9 million in fiscal 1998 and 1997, respectively. These repurchases are made at the discretion of the Board of Directors and are affected by stock price and available cashflow.

The Company's principal bank credit agreement is a $65 million revolving credit agreement, which expires on August 31, 2002. At the end of fiscal 1999, the Company had $10 million in outstanding debt at a rate of 5.28% and $55 million of credit available for use. There was $663,000 restricted for letters of credit at the end of fiscal 1999.

Subsequent to year-end, the Company completed a private placement financing in which $45 million in senior notes were issued. The debt consisted of $15 million of 5.85% notes due in 2006 and $30 million of 6.19% notes due in 2014. The proceeds from these notes will be used to repay outstanding short-term borrowings and for general corporate purposes.

Expenditures for capital projects, dividends, and stock repurchases have been, and are expected to continue to be, funded from operations, cash reserves and the aforementioned private placement. To maintain desired working capital, the Company may periodically use the short-term line of credit.

Market Risk

The Company does not undertake any specific actions to cover its exposure to interest rate risk, and the Company is not a party to any interest rate risk management transactions.

The Company does not purchase or hold any derivative financial instruments.

A 55 basis point move in interest rates (10% of the Company's weighted average interest rate) affecting the Company's floating financial instruments would have an immaterial effect on the Company's pretax income and cash flow over the next year. The 55 basis point move in interest rates would also have an immaterial effect on the fair value of the Company's fixed rate financial instruments.


Longs Drug Stores Annual Report 1999     17

-----------------------------------------------------------------------------
              MANAGEMENT'S DISCUSSION AND ANALYSIS
-----------------------------------------------------------------------------

YEAR 2000 COMPLIANCE

Historically, computer systems have maintained two-digit year information in date fields; 98, for example, has meant 1998. With the year 2000 approaching, some systems will be unable to process dates correctly. Processes may abort or produce erroneous data. Systems that require the use of dates beyond 1999 will run into this problem before 2000.

The problem can be found almost anywhere, in both hardware and software. Mainframe systems, mid-range systems, and personal computers can all be a source of trouble. So can elevators, point-of-sale systems, PBX's, and other devices operating with embedded microcomputer chips that many people don't think of as being computers. If a company's systems cannot interpret the year 2000 dates beyond 1999, some modification or replacement of the systems is necessary to avoid system failures and the temporary inability to process transactions or engage in the normal business activities.

In 1996 the Company established a Year 2000 Project Team, headed by the Company's Chief Information Officer, to coordinate the Company's year 2000 efforts. The project team is staffed by the Company's Management Information Services (MIS) personnel and outside consultants on an as-needed basis. The Chief Information Officer reports regularly on the status of year 2000 to the Company's senior officers, and to the Company's board of directors.

An assessment of the Company's MIS and non-MIS systems was completed to determine which mission-critical systems are at risk, and a plan was developed for replacing, and remediating both operating systems and business applications to achieve year 2000 compliance. The implementation of the plan is underway and the applications and operating systems are being modified or replaced based on the level of priority. Management estimates all of the activities with respect to assessment, clean-up, remediation, testing and implementation are about 60% complete for MIS and about 50% complete for non-MIS systems. The Company estimates that all critical and non-critical systems and applications will be year 2000 compliant by June 30, 1999.

Vendor Certification is in progress. First priority testing is given to key vendors with direct connection switches into Point of Sale and Pharmacy, as well as all financial settlement vendors. All vendor certification testing is expected to be completed by July 1999. Although the Company is assessing the year 2000 status of outside parties, there is no assurance that outside parties will attain year 2000 compliance on a timely basis; if they do not, year 2000 problems could have a material impact on the Company's operations.

Management believes that, should the Company or any third party with whom the Company has a business relationship experience a year 2000 related systems failure, the most likely worst-case scenario would be a possible failure of third party systems over which the company has no control, such as (but not limited to) power and telecommunications, supply chain interruption, or electronic commerce. Such an event could result in a substantial interruption of business and may have a material impact on the Company's results of operations.

Contingency planning is in process to provide for viable alternatives to ensure that the Company's core business operations are able to continue in the event of a year 2000 related systems failure. Management expects to have a comprehensive contingency plan developed by June 30, 1999 and implemented by October 31, 1999.

At the request of the board of directors, an external consulting group conducts independent reviews of the Company's year 2000 efforts. A review was conducted in September 1998 and the recommendations were implemented. A second assessment was conducted at the beginning of March 1999. The results are under review and recommendations will be addressed.

In fiscal 1999 and 1998, the Company addressed year 2000 compliance issues with expenditures of $5.5 million and $1.3 million, respectively. The Company estimates that it will incur an additional $2.5 million in fiscal 2000, totalling approximately $9.3 million, which includes the estimated costs of all modifications, testing and consulting fees.

The foregoing discussion of year 2000 compliance contains forward looking statements about the Company's plans, expectations, costs, and consequences regarding year 2000 matters. There can be no assurance that the Company's expectations can be met and that the Company will not be adversely affected in a way unidentified in the preceding discussion. Factors that could cause the Company's results to differ from expectations include (but not limited to) unforeseen problems, greater than anticipated costs, and unexpected difficulties with outside parties.

18      Longs Drug Stores Annual Report 1999

------------------------------------------------------------------------------
                     STATEMENTS OF CONSOLIDATED INCOME
------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                 January 28,           January 29,         January 30,
--------------------------------------------------------------------------------------------------------
    For the Fiscal Years Ended                          1999                  1998                1997
--------------------------------------------------------------------------------------------------------
    Thousands Except Per Share                    (52 weeks)            (52 weeks)          (53 weeks)
--------------------------------------------------------------------------------------------------------
  Sales:                                            $3,266,904            $2,952,921          $2,828,338
  Cost and expenses:
    Cost of merchandise sold                         2,397,644             2,166,744           2,074,084
    Operating and administrative                       764,415               689,677             655,903
    Interest expense                                     1,787                 1,474                 839
                                                   -----------           -----------          ----------
  Income before taxes on income                        103,058                95,026              97,512
  Taxes on income                                       39,700                37,300              38,900
                                                   -----------           -----------          ----------
  Net income                                        $   63,358             $  57,726          $   58,612
                                                   -----------           -----------          ----------
                                                   -----------           -----------          ----------
  Per common share:
  Net income:
    Basic                                           $     1.64             $    1.50          $     1.50
    Diluted                                         $     1.64             $    1.49          $     1.50
  Dividends                                         $      .56             $     .56          $      .56
  Weighted average number of shares outstanding:
    Basic                                               38,527                38,590              38,987
    Diluted                                             38,717                38,764              39,141
--------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.


Longs Drug Stores Annual Report 1999    19

------------------------------------------------------------------------------
                          CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                                                     January 28,                        January 29,
     For the Fiscal Years Ended (thousands)                          1999                               1998
--------------------------------------------------------------------------------------------------------------------
  ASSETS
  Current assets:
    Cash and equivalents                                             $   14,976                         $  48,552
    Pharmacy and other receivables                                       68,072                            63,107
    Merchandise inventories                                             382,248                           345,082
    Deferred income taxes                                                25,388                            23,244
    Other                                                                 1,844                             1,337
                                                                     ----------                         ---------
      Total current assets                                              492,528                           481,322
                                                                     ----------                         ---------
  Property:
    Land                                                                 95,359                            90,428
    Buildings and leasehold improvements                                392,967                           361,635
    Equipment and fixtures                                              321,998                           287,675
    Beverage licenses                                                     7,569                             7,468
                                                                     ----------                         ---------
      Total property at cost                                            817,893                           747,206
    Less accumulated depreciation                                       345,995                           312,112
                                                                     ----------                         ---------
      Property net                                                      471,898                           435,094
                                                                     ----------                         ---------
  Goodwill and other assets                                              60,704                            29,873
                                                                     ----------                         ---------
  Total                                                              $1,025,130                          $946,289
                                                                     ----------                         ---------
                                                                     ----------                         ---------

  LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable                                                 $  184,989                         $ 170,855
    Short-term borrowings                                                10,000
    Employee compensation and benefits                                   72,353                             63,300
    Taxes payable                                                        43,700                             46,079
    Current portion of long term debt and guarantee
      of Profit Sharing Plan debt                                         1,758                              3,210
    Other                                                                26,183                             29,325
                                                                     ----------                         ----------
      Total current liabilities                                         338,983                            312,769
                                                                     ----------                         ----------
  Guarantee of Profit Sharing Plan debt                                                                      1,803
  Long term debt                                                         14,253                             14,219
  Deferred income taxes and other long term liabilities                  33,055                             33,355
                                                                     ----------                         ----------
  Stockholders' equity:
    Common stock (38,946,000 and 38,629,000 shares outstanding)          19,473                             19,315
    Additional capital                                                  119,961                            110,466
    Common stock contribution to Profit Sharing Plan                      9,834                              9,856
    Guarantee of Profit Sharing Plan debt                                  (911)                            (4,371)
    Retained earnings                                                   490,482                            448,877
                                                                     -----------                        ----------
      Total stockholders' equity                                         638,839                           584,143
                                                                     -----------                        ----------
  Total                                                              $ 1,025,130                        $  946,289
                                                                     -----------                        ----------
                                                                     -----------                        ----------


See notes to consolidated financial statements.


      20      Longs Drug Stores Annual Report 1999

------------------------------------------------------------------------------
                  STATEMENTS OF CONSOLIDATED CASH FLOWS
------------------------------------------------------------------------------


                                                                     January 28,         January 29,             January 30,
  For the Fiscal Years Ended                                                1999                1998                    1997
----------------------------------------------------------------------------------------------------------------------------
  Thousands                                                          (52 weeks)           (52 weeks)              (53 weeks)
----------------------------------------------------------------------------------------------------------------------------
  Operating activities:
    Net income                                                        $  63,358           $ 57,726                $ 58,612
    Adjustments to reconcile net income to
      net cash provided by operating activities:
        Depreciation and amortization                                    51,288             45,243                  43,873
        Deferred income taxes and other                                  (2,084)            (9,186)                  4,468
        Restricted stock awards                                           2,653              2,065                   1,669
        Common stock contribution to benefit plans                       10,034              9,856                   9,460
        Tax benefits credited to stockholders' equity                        30                 61                      90
        Changes in assets and liabilities:
          Pharmacy and other receivables                                 (4,842)           (13,196)                  4,477
          Merchandise inventories                                       (12,397)            10,625                 (40,436)
          Other current assets                                              263                602                     748
          Current liabilities                                             6,711             31,824                  (2,382)
                                                                     ----------           --------                ---------
    Net cash provided by operating activities                           115,014            135,620                  80,579
                                                                     ----------           --------                ---------
  Investing activities:
    Payments for property additions and store acquisitions             (140,734)           (78,007)                (70,023)
    Receipts from property dispositions                                   7,310             10,500                   4,906
                                                                     ----------           --------                ---------
      Net cash used in investing activities                            (133,424)           (67,507)                (65,117)
                                                                     ----------           --------                ---------
  Financing activities:
    Proceeds (repayments) on long term borrowings                            34                (60)
    Proceeds from short-term borrowings                                  10,000
    Sale (repurchase) of common stock to (from) Profit Sharing Plan      (3,417)                                     2,000
    Repurchase of common stock                                                             (20,527)                (21,888)
    Dividend payments                                                   (21,783)           (21,808)                (22,054)
                                                                     ----------           --------                ---------
      Net cash used in financing activities                             (15,166)           (42,395)                (41,942)
                                                                     ----------           --------                ---------
  (Decrease) increase in cash and equivalents                           (33,576)            25,718                 (26,480)
  Cash and equivalents at beginning of year                              48,552             22,834                  49,314
                                                                     ----------           --------                ---------
  Cash and equivalents at end of year                                 $  14,976           $ 48,552                 $ 22,834
                                                                     ----------           --------                ---------
                                                                     ----------           --------                ---------
  Supplemental disclosures of cash flow information:
    Interest paid                                                     $   1,787           $  1,474                $     839
    Income taxes paid                                                    48,648             36,303                   46,278
  Supplemental schedule of non-cash investing
    and financing activities:
    Issuance of note payable for investment in RxAmerica                                    13,201
    Issuance of inventory and other assets for investment in RxAmerica                       1,643
    Issuance of note payable for payment of equipment                       917              1,720
    Assumption of liabilities related to Pacific Northwest acquisition   11,161



See notes to consolidated financial statements


Longs Drug Stores Annual Report 1999     21

------------------------------------------------------------------------------
              STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
                                                                      Profit          Guarantee
                                                                      Sharing          of Profit                        Total
                                       Common Stock    Additional     Plan              Sharing       Retained       Stockholders'
                                     ---------------
  (thousands)                        Shares   Amount    Capital    Contributions       Plan Debt      Earnings          Equity
-------------------------------------------------------------------------------------------------------------------------------
  Balance at January 25, 1996         39,632   $19,816   $107,608     $ 4,550          $(10,485)      $401,278       $522,767
                                     -------  --------  ---------    --------         ---------      ---------      ---------
  Net income                                                                                            58,612         58,612
  Dividends ($.56 per share)                                                                           (22,054)       (22,054)
  Profit Sharing Plan:
    Issuance of stock for FY96
       contribution                      181        91      4,010      (4,055)                             (46)             0
    Contribution in cash                                                 (495)                                           (495)
    Stock portion of FY97 contribution                                  9,955                                           9,955
    Sale of stock to plan                 90        45      1,978                                          (23)         2,000
    Purchase of stock from plan         (179)      (90)    (3,925)                                          45         (3,970)
    Reduction of plan debt                                                                2,930                         2,930
  Restricted stock awards, net            72        36      1,651                                          (18)         1,669
  Tax benefits related to employee
      stock plans                                                                                           90             90
  Repurchase of common stock            (828)     (414)    (1,995)                                     (15,509)       (17,918)
                                     -------  --------  ---------    --------         ---------      ---------      ---------
  Balance at January 30, 1997         38,968    19,484    109,327       9,955            (7,555)       422,375        553,586
                                     -------  --------  ---------    --------         ---------      ---------      ---------
  Net income                                                                                            57,726         57,726
  Dividends ($.56 per share)                                                                           (21,808)       (21,808)
  Profit Sharing Plan:
    Issuance of stock for FY97
       contribution                     375        188      9,767      (9,955)                                              0
    Stock portion of FY98 contribution                                  9,856                                           9,856
    Purchase of stock from plan        (368)      (184)    (9,531)     (9,715)
    Reduction of plan debt                                                                3,184                         3,184
  Restricted stock awards, net           88         44      2,021                                                       2,065
  Tax benefits related to employee
     stock plans                                                                                            61             61
  Repurchase of common stock           (434)      (217)    (1,118)                                      (9,477)       (10,812)
                                     -------  --------  ---------    --------         ---------      ---------      ---------
  Balance at January 29, 1998         38,629    19,315    110,466       9,856            (4,371)       448,877        584,143
                                     -------  --------  ---------    --------         ---------      ---------      ---------
  Net income                                                                                            63,358         63,358
  Dividends ($.56 per share)                                                                           (21,783)       (21,783)
  Profit Sharing Plan:
    Issuance of stock for FY98
       contribution                     309        154      9,902      (9,856)                                            200
    Stock portion of FY99 contribution                                  9,834                                           9,834
    Purchase of stock from plan        (105)       (52)    (3,365)                                                     (3,417)
    Reduction of plan debt                                                                3,460                         3,460
  Restricted stock awards, net          113         56      2,597                                                       2,653
  Tax benefits related to stock awards                        361                                                         361
  Tax benefits related to
      employee stock plans                                                                                  30             30
                                     -------  --------  ---------    --------         ---------      ---------      ---------
  Balance at January 28, 1999         38,946   $19,473   $119,961     $ 9,834          $   (911)      $490,482       $638,839
                                     -------  --------  ---------    --------         ---------      ---------      ---------
                                     -------  --------  ---------    --------         ---------      ---------      ---------


See notes to consolidated financial statements.


       22      Longs Drug Stores Annual Report 1999

------------------------------------------------------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include Longs Drug Stores Corporation and its wholly-owned subsidiary, Longs Drug Stores California, Inc. All inter-company accounts and transactions have been eliminated.

Fiscal years end the last Thursday of January. Most fiscal years have four quarters of thirteen weeks each, totaling 52 weeks. Every five to six years the fourth quarter has an additional week, which was the case with fiscal year 1997. References made to the 1999, 1998 and 1997 fiscal years refer to the 52-week periods ended January 28, 1999, January 29, 1998 and the 53-week period ended January 30, 1997.

Reclassifications have been made to certain fiscal year 1998 and 1997 amounts to make them comparable to fiscal year 1999.

Nature of Operations -- The Company operates retail drug stores in California, Hawaii, Colorado, Nevada, Washington and Oregon with a majority of the sales concentrated in California. Prescription drugs, over-the-counter health care products, photo and photo processing, cosmetics and greeting cards are the core merchandise categories. Additional significant categories include food, toiletries and seasonal merchandise. Items sold through promotional advertising represent a significant portion of sales.

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

Merchandise inventories are valued using the last-in, first-out (LIFO) method. The excess of specific cost over LIFO values was $146.6 and $139.1 million at the 1999 and 1998 fiscal year ends.

Property is depreciated using the straight-line method with estimated useful lives of twenty to thirty-three years for buildings, the shorter of life of the lease or estimated useful life for leasehold improvements, and three to twenty years for equipment and fixtures and beverage licenses. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.

The Company reviews long-lived assets for impairments, using its best estimates based on reasonable and supportable assumptions and projections, to ensure their current value can be recovered by the cash flows from future operations.

Goodwill and other assets consist of an investment in the RxAmerica joint venture accounted for under the equity method, purchased pharmacy customer files and goodwill. Amortization of pharmacy customer files and goodwill are calculated under a straight-line method over estimated useful lives of one to five and five to twenty-five years, respectively.

New store opening costs, primarily labor to stock shelves, pre-opening advertising and store supplies, are charged to expense as incurred.

Advertising -- Advertising costs are expensed as incurred and were $24.0, $21.6, and $22.5 million for fiscal years 1999, 1998, and 1997, respectively.

Income taxes -- The Company accounts for its taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, which requires the use of the asset and liability method of accounting for deferred income taxes. Deferred income taxes are recorded based upon the differences between the financial statement and tax basis of assets and liabilities.

Stock based compensation -- The Company's only stock-based compensation is restricted stock, which is valued at its fair market value at the date of grant, and recorded as compensation expense over the vesting period. As a result, there are no additional required disclosures.

Net income per share -- Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net


Longs Drug Stores Annual Report 1999     23

------------------------------------------------------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

income by the weighted average number of common shares and dilutive common equivalent shares (stock awards) outstanding during the period. The following is a reconciliation of the number of shares (denominator) used in the Company's basic and diluted net income per share computations (shares in thousands):

---------------------------------------------------------------------------------------------------
Fiscal                                   1999                  1998                      1997
---------------------------------------------------------------------------------------------------
                                      (52 Weeks)            (52 Weeks)                (53 Weeks)
                                   Shares Per Share      Shares Per Share          Shares Per Share
---------------------------------------------------------------------------------------------------
Basic Net Income
 Per Share                         38,527     $1.64      38,590    $1.50           38,987    $1.50
                                   ------     -----      ------    -----           ------    -----
Effect of Dilutive
 Restricted
 Stock Awards                         190                   174     (.01)             154
                                   ------     -----      ------    -----           ------    -----
Diluted
 Net Income
 Per Share                         38,717      1.64      38,764    $1.49           39,141     $1.50
---------------------------------------------------------------------------------------------------


Reporting Comprehensive Income -- Effective fiscal year 1999, the Company adopted the disclosure requirements of SFAS No. 130 (Reporting Comprehensive Income) which requires that a company report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The Company had no items of comprehensive income and comprehensive income equals net income for all periods presented.

Disclosures about Segments of an Enterprise and Related Information -- Effective fiscal year 1999, the Company adopted the disclosure requirements of SFAS No. 131 (Disclosures about Segments of an Enterprise and Related Information) which establishes annual and interim reporting standards for a company's operating segments and related disclosures about its products, services, geographic areas, and major customers. The Company operates in one reportable segment: the operation of retail drug stores in 6 states.

New Accounting Pronouncements -- In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective in fiscal year 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company believes that SFAS No. 133 will not have a material impact on its results of operations or financial position.

LEASES AND OTHER OBLIGATIONS

A significant portion of store properties are leased with original terms ranging from 10 to 25 years and renewal options covering up to twenty additional years in five-year to ten-year increments. Leases normally provide for minimum annual rent with provisions for additional rent based on a percentage of sales. Lease rentals for fiscal years 1999, 1998, and 1997 were $43.9, $38.6, and $37.3 million, of which $35.2, $30.7, and $29.6 million represent minimum payments.

Total minimum rental commitments for non-cancelable leases in effect at 1999 year end were $39.1, $38.7, $37.2, $35.4, and $33.2 million for fiscal years 2000 through 2004, respectively and $299.9 million thereafter.

The Company has an unsecured revolving line of credit of $65.0 million at a LIBOR based rate, which expires on August 31, 2002. There was $55.0 million available for use and $663,000 restricted for letters of credit at fiscal year end 1999. The line of credit contains quarterly and annual financial covenants which require minimum tangible net worth and various financial ratios. The Company has complied with restrictions and limitations included in the provisions of the line of credit.

LONG TERM DEBT

In October 1997, the Company purchased equipment that was financed by a $1.7 million note maturing on January 2003. This note bears interest at a rate of 5.69%; the first principal payment was made in February 1998.


     24     Longs Drug Stores Annual Report 1999

------------------------------------------------------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

In connection with the accounting of an equity investment in RxAmerica (see RxAmerica footnote) during fiscal 1998, the Company issued a $13.2 million note payable which bears interest at a fixed rate of 6.67%. The note is to be paid in equal quarterly installments through October 2017.

In December 1998, the Company purchased equipment for newly acquired stores and financed the transaction through the issuing of separate notes totaling $775,000 and $142,000. These notes mature in December 2003 and bear interest rates of 5.75% and 6.50%, respectively.

Long-term debt consists of the following:


----------------------------------------------------------------------------
Fiscal Year  (thousands)                                          1999
----------------------------------------------------------------------------
Notes Payable                                                    15,100
Less current portion                                                847
                                                                -------
Long-term debt                                                  $14,253
                                                                -------
                                                                -------


At fiscal year-end 1999, future minimum principal payments on long-term debt are as follows:


Fiscal Year 2000         $   847
Fiscal Year 2001             947
Fiscal Year 2002             961
Fiscal Year 2003           1,010
Fiscal Year 2004             668
Thereafter                10,667
                         -------
Total                     15,100
                         -------
                         -------


Subsequent to fiscal 1999, the Company completed a private placement financing in which $45 million in senior notes were issued. The debt consisted of $15 million of 5.85% notes due in 2006 and $30 million of 6.19% notes due in 2014. The pro ceeds from these notes will be used to repay short-term borrowings and for general corporate purposes. The note agreements include various financial and non-financial covenants including limitations on debt level.

EMPLOYEE COMPENSATION AND BENEFITS

The Company has approximately 18,500 full-time and part-time employees as of January 28, 1999. Virtually all full-time employees are covered by medical, dental and life insurance programs paid primarily by the Company. The Company also has a 401(k) plan under which employees may make voluntary contributions.

Employees who meet the eligibility requirements are entitled to Profit Sharing Plan benefits that are funded entirely by the Company. Contributions to the plan for fiscal years 1999, 1998 and 1997 were $11.0 million, $11.2 million and $11.0 million, respectively. Contributions are made in cash and common stock.

In April 1995, the Board of Directors approved the Longs Drug Stores Corporation Deferred Compensation Plan of 1995. The plan provides eligible employees with the opportunity to defer a specified percentage of their cash compensation. Resulting obligations will be payable on dates selected by the participant in accordance with the terms of the plan. The total deferred compensation obligations under the plan may not exceed $10.0 million. Deferred compensation was $4.6 million and $3.2 million at 1999 and 1998 fiscal year ends.

TAXES ON INCOME

Significant components of the Company's deferred tax assets and liabilities as of January 28, 1999 and January 29, 1998 are as follows:


--------------------------------------------------------------------------------------------
Fiscal year (thousands)                                1999                      1998
--------------------------------------------------------------------------------------------
Deferred Tax Assets:
Reserve for vacation pay                            $ 8,847                    $ 8,047
Reserve for worker's compensation                    10,010                      8,542
State income tax                                      2,554                      2,836
Reserve for restricted stock awards                   2,312                      1,761
Reserve for health benefits                           2,111                      1,557
Other                                                14,116                     13,085
                                                    -------                    -------
                                                     39,950                     35,828
                                                    -------                    -------
Deferred Tax Liabilities:
Depreciation                                         24,638                     25,925
Basis of property                                     3,599                      3,626
Inventories                                           2,852                      1,844
Other                                                 7,982                      8,128
                                                    -------                    -------
                                                     39,071                     39,523
                                                    -------                    -------
Net deferred tax (asset) liability                  $  (879)                   $ 3,695
                                                    -------                    -------
                                                    -------                    -------



Longs Drug Stores Annual Report 1999     25

------------------------------------------------------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

Income tax expense is summarized as follows:


------------------------------------------------------------------------------------------------------------
Fiscal Year (thousands)                                1999                 1998                   1997
------------------------------------------------------------------------------------------------------------
Current
Federal                                             $35,760               $38,518                 $27,849
State                                                 8,514                 9,694                   7,938
                                                    -------               -------                 -------
                                                     44,274                48,212                  35,787
Deferred                                             (4,574)              (10,912)                  3,113
                                                    -------               -------                 -------
Total                                               $39,700               $37,300                 $38,900
                                                    -------               -------                 -------
                                                    -------               -------                 -------



The reconciliation between the federal statutory tax rate and the Company's effective tax rates are as follows:


------------------------------------------------------------------------------------------------------------
Fiscal Year                                            1999                 1998                   1997
------------------------------------------------------------------------------------------------------------
Federal income taxes at
 statutory rate                                     35.00%                35.00%                  35.00%
State income tax net of
 federal benefits                                    5.01%                 5.20%                   5.47%
Benefits of ESOP dividends                          (1.29%)               (1.37%)                 (1.32%)
Other                                               (0.20%)                0.42%                   0.74%
                                                    ------                ------                  ------
                                                    38.52%                39.25%                  39.89%
                                                    ------                ------                  ------
                                                    ------                ------                  ------


GUARANTEE OF PROFIT SHARING PLAN DEBT

In March 1989, the Company sold 1,393,728 shares of Longs' common stock to the Profit Sharing Plan for $25.0 million. The Plan financed this purchase with a ten-year loan guaranteed by Longs Drug Stores California, Inc. The Company has no obligation to repurchase outstand ing shares held by the Plan. Consequently, a Guarantee of Profit Sharing Plan debt is shown on the accompanying balance sheets with a corresponding reduction of Stockholders' Equity.

Loan repayments are made with dividends on allocated and unallocated shares held by the Plan and with Company contributions. It is expected that all shares will be allocated within the term of the loan. Members are allocated shares of Longs' common stock equal in value to the cash dividends on their allocated shares used to repay the loan. Periodically, the Company has been willing to repurchase shares to provide the Plan with needed liquidity. Plan shares of the leveraged Employee Stock Ownership Plan (ESOP) were as follows:


------------------------------------------------------------------------------
Fiscal Year                            1999                        1998
------------------------------------------------------------------------------
Allocated shares                  1,294,670                  1,171,488
Unallocated shares                   99,058                    222,240
                                  ---------                  ---------
Total                             1,393,728                  1,393,728
                                  ---------                  ---------
                                  ---------                  ---------


Loan payments are made in equal quarterly installments of $930,000, which includes interest at 8.4% per year. Dividends paid to the Plan and used in part to repay principal and interest on the loan totaled $3.2 million for fiscal years 1999, 1998 and 1997.

CONTINGENT LIABILITIES

On March 10, 1999, a class action lawsuit was filed against Longs on behalf of certain management-level employees: department managers, senior department managers, assistant managers, and second assistant managers. The lawsuit was filed in the United States District Court for the Northern District of California. In the lawsuit, current and former employees alleged that the Company inappropriately classified the plaintiffs as exempt, and consequently failed to pay them overtime premiums that would otherwise have been required. The suit also alleges certain record keeping violations. Plaintiffs seek damages and penalties in unspecified amounts, injunctive and declaratory relief, and costs of litigation, including attorney fees. The Company will vigorously defend itself. At this time it is not known what financial impact this action may have on the Company's financial results.


     26      Longs Drug Stores Annual Report 1999

------------------------------------------------------------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

A purported class action was filed against Longs on behalf of pharmacist employees in the United States District Court for the Northern District of California on February 18, 1998. The lawsuit claimed the Company engaged in improper pay practices and failed to keep adequate records. Resolution of this action has been negotiated and is pending court approval. The settlement of this lawsuit will not have a material impact to the Company's financial results.

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

The company has a Restricted Stock Award program in which certain individuals may be granted stock in the Company, with some restrictions. Recipients have voting rights to the shares and dividends are credited to the shares during the restriction period. However, transfer of ownership of the shares is dependent on continued employment for periods of one to five years. The portion not yet expensed for this program ($3.9 million) at January 28, 1999 has been netted against Additional Capital. During fiscal years 1999, 1998, and 1997, the shares awarded under this program were 122,250, 90,140 and 73,600, respectively.

In November 1994, the Board of Directors authorized a plan to repurchase up to four million shares of the Company's outstanding common stock from the open market. As of fiscal year 1998, the Company had repurchased 1,739,000 shares at a cost of $32.6 million in conjunction with the repurchase plan. There were no repurchases of common stock from the open market during fiscal year 1999.

During fiscal year 1999, the Company repurchased 105,000 common shares from the Profit Sharing Plan at market values totaling $3.4 million.

RxAMERICA

On November 6, 1997, Longs Drug Stores and American Drug Stores, Inc. merged their pharmacy benefit management (PBM) subsidiaries and pharmacy mail order operations. The joint venture agreement combines the operations of Integrated Health Concepts, the PBM subsidiary of Longs, and RxAmerica, the PBM subsidiary of American Drug Stores. The new joint venture has retained the name RxAmerica. Most of the benefit of the joint venture is recognized on a per claim basis to the store filling a prescription. Remaining net operating income or losses is shared equally and was not material to operations in fiscal year 1999 or 1998. In consideration of Longs' 50% interest in the joint venture, Longs contributed $5.0 million in cash, a note payable for $13.2 million, and assets totaling $1.6 million.

ACQUISITION

During July 1998, the Company completed its acquisition of 18 stores in Washington and 2 stores in Portland, Oregon from Western Drug Distributors, Inc., a franchise of Drug Emporium (Pacific Northwest acquisition). This transaction was accounted for as a purchase and results of operations for the acquired stores are included with those of the Company since completion of the acquisition. The goodwill associated with the transaction is being amortized over twenty-five years using the straight-line method.

Longs Drug Stores Annual Report 1999     27

------------------------------------------------------------------------------
                      INDEPENDENT AUDITORS' REPORT
------------------------------------------------------------------------------


Longs Drug Stores Corporation:

We have audited the accompanying consolidated balance sheets of Longs Drug Stores Corporation and its subsidiary (the Company) as of January 28, 1999 and January 29, 1998, and the related statements of consolidated income, consolidated stockholders' equity and consolidated cash flows for each of the three fiscal years in the period ended January 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We condyucted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 28, 1999 and January 29, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 28, 1999 in conformity with generally accepted accounting principles.

                                                  /s/ Deloitte & Touche LLP

March 10, 1999

                        QUARTERLY FINANCIAL DATA (UNAUDITED)




------------------------------------------------------------------------------------------------------------
                                                             Earnings           Dividends          Stock
  Thousands except                   Gross       Net           Per                Per              Price
  per share data          Sales      Profit     Income      Diluted Share        Share             Range
------------------------------------------------------------------------------------------------------------
  Quarter 1             $  752,799    $201,964   $14,190       .37               .14                $28-34
  Quarter 2                786,795     211,106    14,850       .38               .14                 27-31
  Quarter 3                808,285     213,756    10,984       .28               .14                 26-44
  Quarter 4                919,025     242,434    23,334       .61               .14                 32-41
                        ----------    --------   -------     -----              ----                ------
  FYE 1999              $3,266,904    $869,260   $63,358     $1.64              $.56                 26-44
                        ----------    --------   -------     -----              ----                ------
                        ----------    --------   -------     -----              ----                ------
  Quarter 1             $  710,934    $188,777   $14,080       .36               .14                $23-27
  Quarter 2                718,267     190,068    12,264       .31               .14                 24-27
  Quarter 3                714,597     189,609     9,995       .26               .14                 25-28
  Quarter 4                809,123     217,723    21,387       .56               .14                 25-32
                        ----------    --------   -------     -----              ----                ------
  FYE 1998              $2,952,921    $786,177   $57,726     $1.49              $.56                 23-32
                        ----------    --------   -------     -----              ----                ------
                        ----------    --------   -------     -----              ----                ------



     28     Longs Drug Stores Annual Report 1999

BOARD OF DIRECTORS AND OFFICERS OF LONGS DRUG STORES

BOARD OF DIRECTORS
ROBERT M. LONG
Chairman of the Board and
Chief Executive Officer

RICHARD M. BROOKS*
Financial Consultant

WILLIAM L. CHENEVICH
Group Executive Vice President
Visa International

WILLIAM G. COMBS
Vice President, Administration (retired)
Edward E. Johnston*
Insurance Consultant

MARY S. METZ, PH.D.*
President
S.H. Cowell Foundation

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


 * Member of Audit Committee
** Also an officer of
   Longs Drug Stores Corporation


RONALD A. PLOMGREN**
Senior Vice President, Development, and Chief Financial Officer

GERALD H. SAITO
Senior Vice President/
District Manager

DAN R. WILSON
Senior Vice President/
Regional Manager

OFFICERS OF LONG DRUG STORES CALIFORNIA, INC.
LESLIE C. ANDERSON
Vice President,
Human Resources Administration

CHARLES M. ARMSTRONG
Vice President/District Manager

AL A. ARRIGONI
Vice President, Construction
and Assistant Secretary

DONALD C. BASILE
Vice President/District Manager

MARTIN A. BENNETT
Vice President/District Manager

JAMES L. FAMINI
Vice President/District Manager

STEPHEN W. FRYSLIE
Vice President/District Manager

LARRY C. GHERLONE
Vice President/District Manager

J. RICHARD JOHNSTON
Vice President/District Manager

JEFFREY J. MEDER
Vice President, Pacific Northwest

SAL PETRUCELLI
Vice President/District Manager

LARRY P. PRATO
Vice President/District Manager

MICHAEL K. RAPHEL
Vice President, Real Estate
and Assistant Secretary

CLAY E. SELLAND**
Vice President, Treasurer
and Assistant Secretary

MARTINE A. STEPHENSON
Vice President/District Manager

GROVER L. WHITE**
Vice President, Controller
and Assistant Secretary

ROBERT W. WILSON
Vice President/District Manager

TRANSFER AGENT & REGISTRAR
Chasemellon Shareholder Services
85 Challenger Road
Ridgefield Park, NJ 07660
1-888-213-0886
www.chasemellon.com

INDEPENDENT AUDITORS
Deloitte & Touche LLP
San Francisco, CA

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


ANNUAL MEETING
The Company's annual meeting of stockholders will be held at 11:00 a.m., on May 18, 1999, at the Regional Center for the Arts, 1601 Civic Drive, Walnut Creek, CA. All stockholders are cordially invited to attend.



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

Design: Heiney & Craig, Inc., San Francisco

                                 [PHOTO]


                               LONGS DRUGS

                           141 North Civic Drive
                              P.O. Box 5222
                               Walnut Creek
                             California 94596
                             (925) 937-1170
                              www.longs.com