Form 10-K405, Exhibit 13
period 2000-01-27
LONGS DRUG STORES CORP
filed 2000-04-13
CIK 764762

                             Annual Report 2000 [LOGO]

A BRAND WITH PROMISE.

[PHOTO]

[PHOTO]     [LOGO]

A BRAND WITH A PROMISE. AND LONGS EMPLOYEES ARE THE PROMISE KEEPERS. THEY'RE FRIENDLY, EFFICIENT, DEPENDABLE AND KNOWLEDGEABLE. GUARANTEED.

OUR CUSTOMERS SAY IT BEST!

DEPENDABLE CARE.

"As far as I'm concerned, Longs is number one! My 2 1/2 year old had experienced a traumatic injury. Fresh from the emergency room with her in my arms, I needed immediate assistance and bypassed customers to get to the pharmacist. We were in and out of Longs in 5 minutes with the prescription my child needed. As frightening as the situation was, Longs did everything they possibly could to make it better. You don't forget such compassion."

PROFESSIONALS WHO CARE.

"Longs is wonderful! Few companies would take the time to train employees who have aspirations of leaving them for a different career. But Longs worked with me so I could attend classes, study and graduate from college. I wasn't forced to choose between work and school, like some of my friends whose employers showed little or no flexibility. I'm starting a teaching position in the fall and will have to say good-bye to a job I've had for most of my adulthood. I believe in Longs...and I'll be a customer for life."

UTMOST EFFICIENCY.

"I've never had such good service! Longs' staff is incredible--every day! They're always ready with assistance, whether it's providing a cart to unload my overflowing arms or special ordering my husband's favorite wine. I'm usually in the store three times a week for film and photos, school supplies, personal products...if it's not one thing, it's another. I find so many of the things I need at Longs. They make shopping so convenient--and with three little ones, that's both a priority and a blessing!"

GUARANTEED SATISFACTION.

"Longs is definitely THE best! My state of the art APS camera had died and I was looking for substitute at Longs. When the manager heard my story and offered to replace my defective camera, I couldn't believe my ears. A cheerful, knowledgeable young lady provided me with not only my new camera and warranty, but some great tips on photography. I've been a faithful customer of Longs ever since--which is a big deal since I live right across the street from another drug store!"

PROFILE Longs is one of the largest drug store chains in North America, ending the year with 416 stores in California, Hawaii, Washington, Oregon, Nevada and Colorado. The Company offers a uniquely broad assortment of merchandise-- including pharmaceutical products, health and beauty items, photographic supplies and processing, staple foods and greeting cards--along with excellent value and outstanding customer service.

Longs common stock is traded on the New York Stock Exchange under the symbol
LDG.


FINANCIAL HIGHLIGHTS
Fiscal Year Ended                            JANUARY 27,    January 28,   January 29,
(Millions except sales per square foot,
per share data and number of stores)                2000           1999          1998
--------------------------------------------------------------------------------------
Sales                                             $3,672         $3,267        $2,953
Net Income                                          $ 69           $ 63          $ 58

Per Share Data (Diluted)
Net Income                                        $ 1.76         $ 1.64        $ 1.49
Dividends                                          $ .56          $ .56         $ .56

Balance Sheet Data
Total Assets                                      $1,270         $1,025         $ 946
Stockholders' Equity                               $ 703          $ 639         $ 584

Key Financial Ratio
Return on Average Stockholders' Equity             10.3%          10.4%         10.2%

Store Data
Number of Stores at Year End                         416            381           349
Selling Square Footage at Year End                   7.0            6.0           5.5
Sales Per Selling Square Foot                      $ 528          $ 543         $ 537
--------------------------------------------------------------------------------------


Longs has 416 stores: California-339, Colorado-10, Hawaii-32, Nevada-14, Oregon-2, Washington-19,

                                                           [LOGO]
TO OUR STOCKHOLDERS

In many ways, this past fiscal year has been our most successful in the sixty-two year history of Longs. We established records in both sales and earnings. We continued to grow Longs' market share in the West, acquiring 31 stores and opening another 19 new stores. The synergy created by the many strides made this past year will benefit our future growth, both within our industry and in our existing markets. Longs Drug Stores is the 6th largest drug chain in the U.S. with approximately 2% of the retail prescription sales in the entire nation, and we have a commanding position within the drug store industry in the western states. Longs has earned its leadership through its innovation and flexibility in serving the customer, and we're prepared to sustain and grow that leadership in the years to come.

One of the highlights of the year was the purchase of 31 Rite Aid stores in California and the speed with which they were integrated into our existing market offering. All of these stores now have Longs signage, systems, and management. We are optimistic that these new Longs stores will perform at levels above initial projections on which we based the purchase. Of the impressive 12.3% increase in retail operating space which was achieved last year, these stores represent a major portion. The net growth instore count was 35 stores, as we closed (or replaced) 15 low profitability stores during the year. This has been a transition year for the New Store Development Program at Longs as we have invested heavily to assure that aggressive future growth targets can be achieved. Today, we are better prepared to sustain our growth in Longs' prime retail markets, which include 18 of the top 100 markets in the U.S.

                                                           [GRAPHS]

As shareholders, we are all disappointed in the performance of our stock. Issues with other companies in the retail drug industry have cast a shadow over our industry. It seems as if companies with a long history of solid sales and income performance have been ignored in favor of "New Economy" companies. Many high quality value stocks, particularly in retail, have not performed well. It is a cycle that we expect to reverse at some point in the future and we continue to focus on the right things to grow our company and improve the returns to our shareholders.

The assimilation of 50 new stores slowed our progress in reducing expenses as a percent of sales and will likely impact the first part of fiscal year 2001. We have much yet to accomplish in this area. For example, we will benefit from reduced costs in our pharmacies as a result of the work we are doing with our Internet offering by facilitating communications with our customers, health plans and doctors. Even though our inventory turns lead the industry, we believe there is an opportunity to further reduce the investment we have in front-end inventory to match the success we have seen in reducing pharmacy inventory. The importance of these efforts and others remain an essential element of improving the financial returns for the company.

Our stores continue to differentiate themselves with outstanding service and merchandise selections tailored to local needs and preferences. Focused on customer convenience, we continually look for ways to improve our customers' shopping experiences.

OUR FOCUS IS ON GROWING, INNOVATING AND ENHANCING LONGS BRAND.

Adding APS photo processing to our in-store photo mini-labs and the addition of new mailing centers provide greater value for our customers. In keeping with our goal to satisfy every customer, we continue to enhance the service areas in our stores. Dedicated and trained personnel are a key asset in our service areas, providing information and assistance, and also ensuring the highest quality control.

During this past year, we announced that we had begun the development of Longs' E-retailing strategy and that development would be completed during this year. With this new offering, Longs customers will be able to shop with us in new and beneficial ways not before possible. And while prescription services will be at the heart of this development, other health and beauty related merchandise and services will also be available. The opportunities for growth which come from E-retailing offer greater returns and will have a marked influence on the Longs brand retail offering. The Longs Drug Stores of the future will be a synergistic offering that combines the best qualities of locally focused retailing with the advantages and convenience of buying on-line. We'll continue to have our convenient retail locations, but we'll also have the ability to communicate with our customers on-line, if they wish, strengthening customer relationships as well as building new ones. Efforts are under way to assure that we can build on our loyal customer base by assuring that all of these offerings are of a consistently high quality.

The brand equity that has been built over the years in the name "Longs" is of great importance to the Company and of great value to you, the shareholder. With it comes the loyalty of customers and a volume of important and positive characteristics for which we are known. The integrity with which we do business and the experience of every customer contribute to that brand equity. In an effort to build on the positive impressions that our customers already have of Longs Drug Stores, we have selected a Brand Promise by which we can distinguish ourselves, and every person employed by Longs will soon know how to live up to that Promise. Our goal is to have

WE GO OUT OF OUR WAY TO EARN CUSTOMERS' TRUST.

every customer feel good about shopping at Longs. The entire effort is customer focused, and it impacts everything we do from the way we select Lo1ngs people to the guarantee of satisfaction we make with product sales. We'll stay focused on the health and well being of our customers and go out of our way to earn their trust. As we state on the cover of this report, Longs is a brand with a promise, and we're sure that customers can tell the difference.

As a natural progression of management succession, the duties of Chief Executive Officer were passed along at the end of the fiscal year from Bob to Steve. Bob remains Chairman of the Board. Two important retirements have come to pass in recent months, those of Director Ed Johnston and Ron Plomgren, Senior Vice President, Development and Chief Financial Officer. Ed served on the Board for twenty years and we will miss his insight and experience. Ron continues as a Director on the Board, where his 51 years with Longs will certainly lend a valuable perspective. In addition, some structural changes were made to support initiatives being implemented to improve the Company's future performance. We are blessed with a depth of management whose training and experience have come from Company operations. Further, we have great management talent in all areas contributing to operations. These are the persons who will be leading our efforts to grow, to innovate, and to enhance the Longs brand offering in the coming years. With the 20,800 talented and committed people in our Company, we look forward with excitement and enthusiasm to delivering the promise that is Longs.

April 3, 2000

                                 S.D. Roath, President        [PHOTO]
                                 and Chief Executive Officer

                                 R.M. Long,                   [PHOTO]
                                 Chairman of the Board

Board of
Directors

[PHOTO] Robert M. Long, Chairman
of the Board

[PHOTO] Stephen D. Roath, President
and Chief Executive Officer

[PHOTO] Richard M. Brooks
Financial Consultant

[PHOTO] William L. Chenevich
Vice Chairman
FIRSTAR

[PHOTO] William G. Combs
Vice President
Administration (retired)

[PHOTO] Mary S. Metz, Ph.D.
President
S.H. Cowell Foundation

[PHOTO] Ronald A. Plomgren
Senior Vice President,
Development and Chief
Financial Officer (retired)

[PHOTO] Gerald H. Saito
Senior Vice President/
District Manager

[PHOTO] Harold R. Somerset
Business Consultant

[PHOTO] Donald L. Sorby, Ph.D.
Pharmaceutical Consultant

[PHOTO] Thomas R. Sweeney
Vice President/
District Manager (retired)

[PHOTO] Frederick E. Trotter
President,
F.E. Trotter Inc.

[PHOTO] Anthony G. Wagner
Executive Administrator
Community Health Network of San Francisco

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

SEASONAL BUSINESS

The retail drug store business is seasonal, peaking in the fourth quarter with front-end sales benefiting from the Christmas holiday season. Pharmacy sales and over-the-counter medications, which are part of front-end sales, benefit from the winter cold and flu season.


SALES
--------------------------------------------------------------------------------
FISCAL                           2000        1999        1998
--------------------------------------------------------------------------------
Sales (thousands)             $3,672,413  $3,266,904  $2,952,921
Sales Growth                       12.4%       10.6%        4.4%
Same Store Sales Growth             7.5%        7.2%        4.6%
New Stores / Closed Stores          4.9%        3.4%        1.8%
                              ----------  ----------  ----------
New Stores                           19          16          14
Closed Stores                       (15)         (4)         (2)
Store acquisitions, net              31          20           -
                              ----------  ----------  ----------
Number of Stores                    416         381         349
--------------------------------------------------------------------------------


Sales increased 12.4% in fiscal 2000 and 10.6% in fiscal 1999. Sales growth is attributed to increased same-store sales, contribution from new stores and acquisitions, including the 31 store acquisition in California (32 stores were acquired and one store was closed) in October 1999. Incremental sales from this acquisition contributed 2.0% of total sales growth in fiscal 2000. Solid same-store sales growth of 7.5% benefited from growth in same-store pharmacy sales and increased same-store front-end sales. During fiscal 2000, 50 new stores were opened, including the 31 store acquisition and 19 new stores. Fifteen stores were closed, 5 of which were replaced by new stores.


PHARMACY SALES
--------------------------------------------------------------------------------
Fiscal                              2000        1999       1998
--------------------------------------------------------------------------------
Pharmacy Sales Growth               19.4%       19.5%      11.0%
Same Store Pharmacy
   Sales Growth                     15.0%       15.9%      10.0%
Pharmacy as a % of Total Sales      39.1%       36.8%      34.1%
Managed Care as a % of
   Pharmacy Sales                   85.1%       84.1%      82.1%

--------------------------------------------------------------------------------


Pharmacy sales increased 19.4%, led by increases in the average script price and in the number of prescriptions filled. The average price of a script continues to grow due to increased utilization of newer, more costly drugs. Both factors contributed to the increase in same-store pharmacy sales. Pharmacy sales are growing at a faster rate than front-end sales and, as a result, Pharmacy sales as a percentage of total sales grew to 39.1% of total sales. Longs' average pharmacy sales per store are among the leaders in the drug store industry. Pharmacy sales reimbursed through managed care arrangements (third party sales) were 85.1% and continue to increase as a percentage of pharmacy sales. The Longs 65 Plus Senior Program launched in January 2000 complements recent legislation establishing a new prescription discount program for Medicare recipients. The program is expected to generate additional business at a slightly lower gross margin. Seniors with Medicare coverage can obtain prescription drugs at MediCal rates in California pharmacies.


FRONT-END SALES
--------------------------------------------------------------------------------
Fiscal                               2000        1999       1998
--------------------------------------------------------------------------------
Front End Sales Growth               8.3%        7.3%       3.8%
Same Store Front End
   Sales Growth                      3.2%        2.7%       1.9%
Front End as a % of Total Sales     60.9%       63.2%      65.9%
--------------------------------------------------------------------------------


Longs' percentage of front-end sales relative to total sales is greater than the industry average due to the relatively large store format and strong sales in core categories of over-the counter medications, healthcare products, cosmetics, greeting cards and photo and photo processing. Front-end sales growth of 8.3% in fiscal 2000 was led by a 3.2% increase in same store front-end sales and contribution from new stores and acquisitions. The Company's investment in additional in-store photo labs and mailing centers is also driving front-end sales growth.


GROSS MARGIN
--------------------------------------------------------------------------------
Fiscal                              2000        1999       1998
--------------------------------------------------------------------------------
Gross Margin % (last-in first-out)  26.5%       26.6%      26.6%
Gross Margin % (first-in first-out) 26.7%       26.8%      26.8%
LIFO Provision (thousands)         $4,400      $7,500     $5,900
--------------------------------------------------------------------------------


Gross margin as a percent of sales (LIFO and FIFO) decreased slightly compared to the prior year reflecting the impact of lower margin pharmacy sales becoming a greater portion of total sales. Pharmacy margins continue to decline throughout the drug store industry with increases in the average retail price of a prescription and increases in sales reimbursed through third party plans. Longs' strong improvement in front-end margins is due to better buying and increases in sales of higher margin core categories of photo, cosmetics and over-the-counter medications. This has helped offset the declines in pharmacy margins. The LIFO provision fluctuates with inflation rates and year-end inventory mix. The LIFO provision for fiscal 2000 was $4.4 million and is included in the cost of merchandise sold.


OPERATING AND ADMINISTRATIVE EXPENSES
--------------------------------------------------------------------------------
Fiscal                              2000       1999       1998
--------------------------------------------------------------------------------
Operating and Administrative
   Expenses (thousands)           $856,126   $765,121   $690,552
Operating and Administrative
   Expenses as a
   Percent of Sales                 23.31%     23.42%     23.39%
Year 2000 (Y2K) Project
   Expenses (thousands)           $  2,699   $  5,463   $  1,282
Operating and Administrative
   Expenses as a Percent of
   Sales (excluding Y2K expenses)   23.24%     23.25%     23.34%
--------------------------------------------------------------------------------


In fiscal 2000, operating and administrative expenses as a percent of sales decreased 11 basis points from 23.42% to 23.31%. The fourth quarter of this fiscal year was heavily impacted by transition expenses associated with 50 new stores, including the 31 store acquisition in California and development costs related to the Company's e-commerce initiatives. Also included in operating and administrative expenses were Year 2000 costs as noted above. Total Year 2000 project expenditures were $9.4 million.


OPERATING INCOME
--------------------------------------------------------------------------------
Fiscal                              2000       1999       1998
--------------------------------------------------------------------------------
Operating Income (thousands)     $ 118,518   $104,139   $ 95,625
Net Interest Expense (thousands) $   4,644   $  1,144   $    599
Effective Income Tax Rate            39.4%      38.5%      39.3%
Net Income (thousands)           $  68,974   $ 63,358   $ 57,726
Earnings Per Diluted Share       $    1.76   $   1.64   $   1.49
Operating Income as a
Percent of Sales                     3.23%      3.19%      3.24%
Net Income as a Percent of Sales     1.88%      1.94%      1.96%
--------------------------------------------------------------------------------


Operating income as a percent of sales was 3.23% for fiscal 2000, which compares favorably to 3.19% of sales in fiscal 1999. Operating income growth of 13.8% for fiscal 2000 outpaced sales growth of 12.4%.

NET INTEREST EXPENSE

In fiscal 2000 and 1999 the Company incurred net interest expense on bank borrowings and private placement financings of $4.6 million and $1.1 million, respectively. These funds were primarily used for the acquisition of 31 stores in California in fiscal 2000 and the acquisition of 20 stores in the Pacific Northwest in fiscal 1999. In addition, borrowings were used for operating purposes and for investment in new stores and technology.

EFFECTIVE INCOME TAX RATE

The Company's effective income tax rates were 39.4% in fiscal 2000, 38.5% in fiscal 1999 and 39.3% in fiscal 1998. The Company benefited in fiscal 1999 from a new California law retroactively reinstating the deductibility of dividends paid on shares held by the profit sharing plan used for re-payments on the Employee Stock Ownership Plan (ESOP) note, which reduced the effective tax rate by 0.23%. Longs' ESOP note was paid off in the first quarter of fiscal 2000, therefore the deductibility of the dividends paid relating to these shares was no longer available. It is anticipated that the Company's effective tax rate will be approximately 40.2% fiscal 2001.

NET INCOME

Net income as a percent of sales was 1.88% in fiscal 2000, which declined from 1.94% in fiscal 1999. Net income in fiscal 2000 reflected the impact of increased interest expense on new debt used to finance recent acquisitions and the change in tax rate for the year related to one-time benefits recognized in the prior year as mentioned above.

EARNINGS PER DILUTED SHARE

Earnings per diluted share were $1.76 for fiscal 2000, $1.64 for fiscal 1999 and $1.49 for fiscal 1998. Fiscal 2000 improved $0.12 per share for a 7.8% increase over fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES


CASH POSITION
--------------------------------------------------------------------------------
Fiscal (Thousands)                 2000       1999       1998
--------------------------------------------------------------------------------
Cash and Equivalents
   at Fiscal Year End            $16,404    $14,976    $48,552
--------------------------------------------------------------------------------


Cash and equivalents in fiscal 2000 included decreased cash from operations offset by proceeds from private placement financing and bank borrowings. Capital expenditures and working capital needs for the 31 store acquisition were significant cash uses for fiscal 2000. Fiscal 1999 Cash and equivalents were lower than fiscal 1998 due to the costs and working capital requirements related to the 20 store Pacific Northwest acquisition and the opening of 16 new stores.


CASH FROM OPERATIONS
--------------------------------------------------------------------------------
Fiscal (Thousands)                 2000       1999       1998
--------------------------------------------------------------------------------
Cash provided by
   Operating Activities          $103,471   $115,014   $135,620
--------------------------------------------------------------------------------


Cash provided by operating activities in fiscal 2000 decreased due to investment in inventory and expenses from the 31 store acquisition in California and 19 new stores. Fiscal 1999 cash provided by operating activities decreased primarily due to increased investment in inventories related to the 20 store acquisition, 16 new stores, and the timing of income tax payments.


INVESTING ACTIVITIES
--------------------------------------------------------------------------------
Fiscal (Thousands)                 2000       1999       1998
--------------------------------------------------------------------------------
Cash used in
   Investing Activities          ($239,980) ($133,424)  ($67,507)
--------------------------------------------------------------------------------


Net capital expenditures increased in fiscal 2000 primarily due to the 31 store acquisition in California, investment in 19 new stores, mailing center installations, technology and other projects including those related to Year 2000 and remodels to 20 Pacific Northwest stores. Fiscal 1999 capital expenditures increased primarily due to the acquisition of 20 stores in the Pacific Northwest, 16 new stores, the completion of the Northern California warehouse, investments in technology and new and upgrades to in-store photo-labs.

Net capital expenditures for fiscal 2001 are expected to be approximately $140 to $150 million with investment in new stores and technology.


FINANCING ACTIVITIES
--------------------------------------------------------------------------------
Fiscal (Thousands)                 2000       1999       1998
--------------------------------------------------------------------------------
Cash provided by (used in)
   Financing Activities         $137,937   ($15,166)  ($42,395)
--------------------------------------------------------------------------------


Cash flow provided by financing activities in fiscal 2000 increased due to bank borrowings and private placement financings used for working capital and to finance the 31 store acquisition. Fiscal 1999 cash flow included net bank borrowings of $15.2 million. There were no repurchases of common stock from the open market during fiscal years 2000 or 1999. Fiscal 1999 included 105,000 common shares purchased from the Profit Sharing Plan at market values totaling $3.4 million. There were no such repurchases during fiscal 2000. Stock repurchases are made at the discretion of the Board of Directors and are impacted by stock price and available cashflow.

During February 1999, the Company completed a private placement financing in which $45 million in senior notes were issued. The debt consisted of $15 million of 5.85% fully amortized notes due through 2006 and $30 million of 6.19% fully amortized notes due through 2014. Interest is paid semi-annually. The note agreements include various financial covenants, including limitations on debt level. The Company has complied with restrictions and limitations included in the note agreements.

During November 1999, the Company completed a private placement financing in which $70 million in senior notes were issued. The debt consists of $33 million of 7.71% interest only notes due at maturity in November 2004 and $37 million of 7.85% interest only notes due at maturity in November 2006.

Interest will be paid semi-annually. The note agreements include various financial covenants, including maximum debt to capitalization and adjusted capitalization rates including rents. The Company has complied with restrictions and limitations included in the note agreements.

During October 1999, the Company replaced its $65 million unsecured revolving line of credit with a $130 million unsecured line of credit which expires on October 14, 2004 and accrues interest at LIBOR-based rates. Borrowings do not require repayment for five years. As of the end of fiscal 2000, there was $55.0 million outstanding under the line of credit with a weighed average interest rate of 6.73% and $904,000 restricted for letters of credit. The $55.0 million outstanding has been included in long-term debt as the Company does not intend to pay down the line of credit during fiscal 2001. The line of credit contains various financial covenants which require maximum debt to capitalization and minimum fixed charge coverage ratios. The Company has complied with restrictions and limitations included in the note agreements.

MARKET RISK

The Company does not undertake any specific actions to cover its exposure to interest rate risk, and the Company is not a party to any interest rate risk management transactions.

The Company does not purchase or hold any derivative financial instruments.

A 66 basis point move in interest rates (10% of the Company's floating financial instruments) would have an immaterial effect on the Company's pretax income and cash flow over the next year. The 66 basis point move in interest rates would also have an immaterial effect on the fair value of the Company's fixed rate financial instruments.



STATEMENTS OF CONSOLIDATED INCOME
---------------------------------------------------------------------------------------------------
                                                          JANUARY 27,    January 28,    January 29,
For the Fiscal Years Ended (Thousands Except Per Share)          2000           1999           1998
---------------------------------------------------------------------------------------------------
Sales:                                                     $3,672,413     $3,266,904     $2,952,921

Cost and expenses:
   Cost of merchandise sold                                 2,697,769      2,397,644      2,166,744
   Operating and administrative                               856,126        765,058        690,552
   Interest expense                                             6,544          1,787          1,474
   Interest income                                            (1,900)           (643)          (875)
                                                           ----------     ----------     ----------
INCOME BEFORE TAXES ON INCOME                                 113,874        103,058         95,026

TAXES ON INCOME                                                44,900         39,700         37,300
                                                           ----------     ----------     ----------
NET INCOME                                                 $   68,974     $   63,358     $   57,726
                                                           ==========     ==========     ==========
PER COMMON SHARE:
NET INCOME:
   BASIC                                                   $     1.77     $     1.64     $     1.50
   DILUTED                                                 $     1.76     $     1.64     $     1.49

DIVIDENDS                                                  $      .56     $      .56     $      .56

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
   BASIC                                                       38,960         38,527         38,590
   DILUTED                                                     39,090         38,717         38,764
---------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------
                                                          JANUARY 27,          January 28,
For the Fiscal Years Ended (Thousands)                           2000                 1999
------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and equivalents                                           $   16,404     $   14,976
  Pharmacy and other receivables                                     94,417         68,072
  Merchandise inventories                                           433,082        382,248
  Deferred income taxes                                              24,695         25,388
  Other                                                              13,577          1,844
                                                                 ----------     ----------
     Total current assets                                           582,175        492,528
                                                                 ----------     ----------
PROPERTY:
  Land                                                              105,688         95,359
  Buildings and leasehold improvements                              428,822        392,967
  Equipment and fixtures                                            361,313        321,998
  Beverage licenses                                                   7,985          7,569
                                                                 ----------     ----------
     Total property at cost                                         903,808        817,893
  Less accumulated depreciation                                     374,798        345,995
                                                                 ----------     ----------
     Property, net                                                  529,010        471,898
                                                                 ----------     ----------
Goodwill, net                                                       136,665         40,146
Other assets                                                         22,473         20,558
                                                                 ----------     ----------
TOTAL                                                            $1,270,323     $1,025,130
                                                                 ==========     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                               $  187,835     $  184,989
  Short-term borrowings                                                   -         10,000
  Employee compensation and benefits                                 74,648         72,353
  Taxes payable                                                      53,026         43,700
  Current portion of long term debt and guarantee
     of Profit Sharing Plan debt                                      3,042          1,758
  Other                                                              33,344         26,183
                                                                 ----------     ----------
     Total current liabilities                                      351,895        338,983
                                                                 ----------     ----------
Long term debt                                                      181,180         14,253
Deferred income taxes and other long term liabilities                34,554         33,055
Commitments and contingencies
STOCKHOLDERS' EQUITY:
  Common stock (39,385,000 and 38,946,000 shares outstanding)        19,692         19,473
  Additional capital                                                135,358        119,961
  Common stock contribution to Profit Sharing Plan                   10,181          9,834
  Guarantee of Profit Sharing Plan debt                                   -           (911)
  Retained earnings                                                 537,463        490,482
                                                                 ----------     ----------
     Total stockholders' equity                                     702,694        638,839
                                                                 ----------     ----------
TOTAL                                                            $1,270,323     $1,025,130
                                                                 ==========     ==========

------------------------------------------------------------------------------------------


See notes to consolidated financial statements.


STATEMENTS OF CONSOLIDATED CASH FLOWS
---------------------------------------------------------------------------------------------------------------
                                                                     JANUARY 27,    January 28,     January 29,
For the Fiscal Years Ended (Thousands)                                      2000           1999            1998
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income                                                           $  68,974      $  63,358      $  57,726
  Adjustments to reconcile net income to
  net cash provided by operating activities:
     Depreciation and amortization                                        56,102         51,288         45,243
     Deferred income taxes and other                                       2,192         (2,445)        (9,186)
     Restricted stock awards                                               2,932          2,653          2,065
     Common stock contribution to benefit plans                           10,181         10,034          9,856
     Tax benefits credited to stockholders' equity                           838            391             61
     Changes in assets and liabilities:
       Pharmacy and other receivables                                    (26,345)        (4,842)       (13,196)
       Merchandise inventories                                           (21,296)       (12,397)        10,625
       Other current assets                                              (11,732)           263            602
       Current liabilities                                                21,625          6,711         31,824
                                                                      ----------      ---------      ---------
     Net cash provided by operating activities                           103,471        115,014        135,620
                                                                      ----------      ---------      ---------
INVESTING ACTIVITIES:
  Payments for property additions and store acquisitions                (258,427)      (140,734)       (78,007)
  Receipts from property dispositions                                     18,447          7,310         10,500
                                                                      ----------      ---------      ---------
     Net cash used in investing activities                              (239,980)      (133,424)       (67,507)
                                                                      ----------      ---------      ---------
FINANCING ACTIVITIES:
  Proceeds (repayments) on long term borrowings                          167,918             34            (60)
  Proceeds (repayments) on short-term borrowings                         (10,000)        10,000              -
  Sale (repurchase) of common stock to (from) Profit Sharing Plan          2,016         (3,417)             -
  Repurchase of common stock                                                   -              -        (20,527)
  Dividend payments                                                      (21,997)       (21,783)       (21,808)
                                                                      ----------      ---------      ---------
      Net cash provided by (used in) financing activities                137,937        (15,166)       (42,395)
                                                                      ----------      ---------      ---------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                1,428        (33,576)        25,718
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                 14,976         48,552         22,834
                                                                      ----------      ---------      ---------
CASH AND EQUIVALENTS AT END OF YEAR                                    $  16,404      $  14,976      $  48,552
                                                                      ==========      =========      =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Interest paid                                                        $   6,544      $   1,787      $   1,474
  Income taxes paid                                                       37,750         48,648         36,303
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
AND FINANCING ACTIVITIES:
  Issuance of note payable for investment in RxAmerica                                                  13,201
  Issuance of inventory and other assets for investment in RxAmerica                                     1,643
  Issuance of note payable for payment of equipment                                         917          1,720
  Assumption of liabilities related to Pacific Northwest acquisition                     11,161
--------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements


STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

---------------------------------------------------------------------------------------------------------------------------------
                                                                                Profit     Guarantee
                                             Common Stock                       Sharing     of Profit                   Total
                                         -------------------     Additional      Plan        Sharing     Retained   Stockholders'
(thousands)                              Shares       Amount       Capital   Contributions  Plan Debt    Earnings      Equity
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 30, 1997              38,968      $19,484      $109,327      $ 9,955      $(7,555)    $422,375     $553,586
                                         ------      -------      --------      -------      --------    --------     --------
Net income                                                                                                 57,726       57,726
Dividends ($.56 per share)                                                                                (21,808)     (21,808)
Profit Sharing Plan:
  Issuance of stock for FY97
     contribution                           375          188         9,767       (9,955)                                     0
  Stock portion of FY98 contribution                                              9,856                                  9,856
  Purchase of stock from plan              (368)        (184)       (9,531)                                             (9,715)
  Reduction of plan debt                                                                       3,184                     3,184
Restricted stock awards, net                 88           44         2,021                                               2,065
Tax benefits related to employee
     stock plans                                                                                               61           61
Repurchase of common stock                 (434)        (217)       (1,118)                                (9,477)     (10,812)
                                         ------      -------      --------      -------      --------    --------     --------
BALANCE AT JANUARY 29, 1998              38,629       19,315       110,466        9,856       (4,371)     448,877      584,143
                                         ------      -------      --------      -------      --------    --------     --------
Net income                                                                                                 63,358       63,358
Dividends ($.56 per share)                                                                                (21,783)     (21,783)
Profit Sharing Plan:
  Issuance of stock for FY98
     contribution                           309          154         9,902       (9,856)                                   200
  Stock portion of FY99 contribution                                              9,834                                  9,834
  Purchase of stock from plan              (105)         (52)       (3,365)                                             (3,417)
  Reduction of plan debt                                                                       3,460                     3,460
Restricted stock awards, net                113           56         2,597                                               2,653
Tax benefits related to stock awards                                   361                                                 361
Tax benefits related to
  employee stock plans                                                                                         30           30
                                         ------      -------      --------      -------      --------    --------     --------
BALANCE AT JANUARY 28, 1999              38,946       19,473       119,961        9,834         (911)     490,482      638,839
                                         ------      -------      --------      -------      --------    --------     --------
Net income                                                                                                 68,974       68,974
Dividends ($.56 per share)                                                                                (21,997)     (21,997)
Profit Sharing Plan:
  Issuance of stock for FY99
     contribution                           269          134         9,700       (9,834)                                     0
  Stock portion of FY00 contribution                                             10,181                                 10,181
  Sale of stock to plan                      70           35         1,981                                               2,016
  Reduction of plan debt                                                                         911                       911
Restricted stock awards, net                100           50         2,882                                               2,932
Tax benefits related to stock awards                                   834                                                 834
Tax benefits related to
  employee stock plans                                                                                          4            4
                                         ------      -------      --------      -------      --------    --------     --------
BALANCE AT JANUARY 27, 2000              39,385      $19,692      $135,358      $10,181          $ 0     $537,463     $702,694
                                         ======      =======      ========      =======      ========    ========     ========
------------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

THE CONSOLIDATED FINANCIAL STATEMENTS include Longs Drug Stores Corporation and its wholly-owned subsidiary, Longs Drug Stores California, Inc. All inter-company accounts and transactions have been eliminated.

FISCAL YEAR-The Company operates on a 52/53 week fiscal year ending on the last Thursday in January. The fiscal years ended January 27, 2000, January 28, 1999 and January 29, 1998 each contained 52 weeks of operations.

RECLASSIFICATIONS have been made to certain fiscal year 1999 and 1998 amounts to make them comparable to fiscal year 2000.

NATURE OF OPERATIONS-The Company operates retail drug stores in California, Hawaii, Washington, Nevada, Colorado and Oregon with a majority of the sales concentrated in California. Prescription drugs and "front end" merchandise, including over-the-counter medications, health care products, photo and photo processing, cosmetics and greeting cards are the core merchandise categories. Additional significant categories include food, toiletries and seasonal merchandise. Items sold through promotional advertising represent a significant portion of sales.

USE OF ESTIMATES-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from those estimates.

CASH AND EQUIVALENTS-Cash and equivalents include investments with original maturities of three months or less that are easily convertible to cash

MERCHANDISE INVENTORIES-Merchandise inventories are valued using the last-in, first-out (LIFO) method. The excess of specific cost over LIFO values was $151.0 and $146.6 million at the 2000 and 1999 fiscal year ends.

PROPERTY-Property is depreciated using the straight-line method with estimated useful lives of twenty to thirty-three years for buildings, the shorter of life of the lease or estimated useful life for leasehold improvements, and three to twenty years for equipment and fixtures and beverage licenses. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.

The Company reviews long-lived assets for impairments, using its best estimates based on reasonable and supportable assumptions and projections, to ensure their current value can be recovered by the cash flows from future operations.

STORE CLOSURE RESERVE-The Company accrues an estimate for the costs associated with closing under-performing stores in the period in which the store is identified and approved by management under a plan of termination which contains a plan for closure including the method of disposition and the expected date of completion. Costs, which are considered to have no future economic benefit, include expected losses on the disposition of inventory, direct costs to terminate a lease or sub-lease a property and the difference between book value and estimated recovery of fixed assets. Significant changes to the plan are unlikely.

GOODWILL AND OTHER ASSETS consist of goodwill associated with store acquisitions, an investment in the RxAmerica joint venture accounted for under the equity method and purchased pharmacy customer files. Amortization of goodwill and pharmacy customer files are calculated under a straight-line method over estimated useful lives of five to twenty-five years and one to five years, respectively.

SALES RETURNS-The Company records sales returns based upon the Company's estimate of actual returns at the end of the period. This estimate is calculated based on review of actual returns in the month following a reporting date.

ADVERTISING-Advertising costs are expensed as incurred and were $24.3 million, $24.0 million, and $21.6 million for fiscal years 2000, 1999, and 1998, respectively.

NEW STORE OPENING COSTS-New store opening costs, primarily labor to stock shelves, pre-opening advertising and store supplies, are charged to expense as incurred.

INCOME TAXES-The Company accounts for its taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, which requires the use of the asset and liability method of accounting for deferred income taxes. Deferred income taxes are recorded based upon the differences between the financial statement and tax basis of assets and liabilities.

STOCK BASED COMPENSATION-The Company's only stock-based compensation currently in use is restricted stock, which is valued at its fair market value at the date of grant, and recorded as compensation expense over the vesting period. As a result, there are no additional required disclosures.

NET INCOME PER SHARE-Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares and dilutive common equivalent shares (stock awards) outstanding during the period. The following is a reconciliation of the number of shares (denominator) used in the Company's basic and diluted net income per share computations (shares in thousands):


--------------------------------------------------------------------------------
Fiscal                   2000               1999                 1998
--------------------------------------------------------------------------------
                   Shares  Per Share   Shares  Per Share    Shares  Per Share

Basic Net Income
  Per Share        38,960   $1.77      38,527   $1.64       38,590    $1.50
                   ------   -----      ------   -----       ------    -----
Effect of Dilutive
  Restricted
  Stock Awards        130    (.01)        190       -          174     (.01)
                   ------   -----      ------   -----       ------    -----
Diluted
  Net Income
  Per Share        39,090   $1.76      38,717   $1.64       38,764    $1.49
                   ------   -----      ------   -----       ------    -----
--------------------------------------------------------------------------------


COMPREHENSIVE INCOME-Comprehensive income equals net income for all periods presented.

SEGMENT INFORMATION-The Company operates in one reportable segment: the operation of retail drug stores in 6 states.

NEW ACCOUNTING PRONOUNCEMENTS-In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective in fiscal year 2002. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company has not calculated the impact of the adoption of this standard.

LEASES

A significant portion of store properties are leased with original terms ranging from 2 to 26 years and renewal options covering up to 20 additional years in five-year to ten-year increments. Leases normally provide for minimum annual rent with provisions for additional rent based on a percentage of sales. Lease rentals for fiscal years 2000, 1999, and 1998 were $53.7 million, $43.9 million, and $38.6 million, of which $41.6 million, $35.2 million, and $30.7 million represent minimum payments.

Total minimum rental commitments for non-cancelable leases in effect at fiscal 2000 year end were $52.3 million, $52.9 million, $50.9 million, $48.2 million, and $45.6 million for fiscal years 2001 through 2005, respectively and $455.2 million thereafter.

LONG TERM DEBT

In October 1997, the Company purchased equipment that was financed by a $1.7 million note which bears interest at 5.69% and matures in January 2003.

In connection with the purchase of an equity investment in RxAmerica (see RxAmerica footnote) during fiscal 1998, the Company issued a $13.2 million note payable which bears interest at a fixed rate of 6.67%. The note is to be paid in equal quarterly installments through October 2017.

In February 1999, the Company completed a private placement financing in which $45 million in senior notes were issued. The debt consisted of $15 million of 5.85% notes due through 2006 and $30 million of 6.19% notes due through 2014. Interest is paid semi-annually. The proceeds from these notes were used to repay short-term borrowings and for general corporate purposes. The note agreements include various financial covenants, including limitations on debt level. The Company has complied with restrictions and limitations included in the note agreements.

In October 1999, the Company replaced its $65 million unsecured revolving line of credit with a $130 million unsecured line of credit which expires on October 14, 2004 and accrues interest at LIBOR-based rates. Borrowings do not require repayment for five years. As of the end of fiscal year 2000, there was $55.0 million outstanding under the line of credit with a weighted average interest rate of 6.73%. The amount outstanding has been included in long-term debt as the Company does not intend to pay down the line of credit during fiscal 2001. The line of credit contains various financial covenants which require maximum debt to capitalization and minimum fixed charge coverage ratios. The Company has complied with restrictions and limitations included in the note agreements.

In November 1999, the Company completed a private placement financing in which $70 million in senior notes were issued. The debt consists of $33 million of 7.71% interest only notes due at maturity in November 2004 and $37 million of 7.85% interest only notes due at maturity in November 2006. Interest is paid semi-annually. The proceeds from these notes were used to purchase the assets of the 31 store acquisition. The note agreements include various financial covenants, including maximum debt to capitalization and adjusted capitalization rates including rents. The Company has complied with restrictions and limitations included in the note agreements.


Long-term debt consists of the following:
--------------------------------------------------------------------------------
Fiscal Year (thousands)                                  2000
--------------------------------------------------------------------------------
Long-term debt                                       $184,222
Less current portion                                    3,042
                                                     --------
Long-term portion                                    $181,180
                                                     ========
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
At fiscal year-end 2000, future minimum principal payments on long-term debt are as follows:
--------------------------------------------------------------------------------
Fiscal Year 2001                          $  3,042
Fiscal Year 2002                             3,101
Fiscal Year 2003                             3,058
Fiscal Year 2004                             2,812
Fiscal Year 2005                            93,365
Thereafter                                  78,844
                                          --------
Total                                     $184,222
                                          ========
--------------------------------------------------------------------------------


EMPLOYEE COMPENSATION AND BENEFITS

The Company has approximately 20,000 full-time and part-time employees as of January 27, 2000. Virtually all full-time employees are covered by medical, dental and life insurance programs paid primarily by the Company.

Employees who meet the eligibility requirements are entitled to Profit Sharing Plan benefits that are funded entirely by the Company. Contributions to the plan were $11.0 million for fiscal years 2000 and 1999 and $11.2 million for fiscal year 1998. Contributions are made in cash and Longs common stock.

The Company has a 401(k) plan under which employees may make voluntary contributions. The Company also matches a limited portion of the employee contributions each year. Matching contributions paid by the Company were $1,800,000, $932,000 and $688,000 for fiscal years 2000, 1999 and 1998, respectively.

In April 1995, the Board of Directors approved the Longs Drug Stores Corporation Deferred Compensation Plan of 1995. The plan provides eligible employees with the opportunity to defer a specified percentage of their cash compensation. Resulting obligations will be payable on dates selected by the participants in accordance with the terms of the plan. The total deferred compensation obligations under the plan may not exceed $10.0 million. Deferred compensation was $6.1 million and $4.6 million at 2000 and 1999 fiscal year ends.

TAXES ON INCOME

Significant components of the Company's deferred tax assets and liabilities as of January 27, 2000 and January 28, 1999 are as follows:


--------------------------------------------------------------------------------
Fiscal Year (thousands)                       2000       1999
--------------------------------------------------------------------------------
Deferred Tax Assets:
Reserve for vacation pay                   $10,979    $ 8,847
Reserve for worker's compensation            8,010     10,010
Capitalized interest                         2,824      1,008
Reserve for deferred compensation            2,508      1,910
State income tax                             2,484      2,554
Reserve for health benefits                  2,107      2,111
Other                                       14,615     13,510
                                           -------    -------
                                            43,527     39,950
                                           -------    -------
Deferred Tax Liabilities:
Depreciation                                25,911     24,638
Inventories                                  4,654      2,852
Basis of property                            3,598      3,599
Other                                        8,780      7,982
                                           -------    -------
                                            42,943     39,071
                                           -------    -------
Net deferred tax asset                       $ 584      $ 879
                                           =======    =======
--------------------------------------------------------------------------------



Income tax expense is summarized as follows:
--------------------------------------------------------------------------------
Fiscal Year (thousands)            2000       1999       1998
--------------------------------------------------------------------------------
Current
Federal                         $36,811    $35,760    $38,518
State                             7,794      8,514      9,694
                                -------    -------    -------
                                 44,605     44,274     48,212
Deferred                            295     (4,574)   (10,912)
                                -------    -------    -------
Total                           $44,900    $39,700    $37,300
                                =======    =======    =======
--------------------------------------------------------------------------------


The reconciliation between the federal statutory tax rate and the Company's effective tax rates are as follows:


--------------------------------------------------------------------------------
Fiscal Year                         2000       1999       1998
--------------------------------------------------------------------------------
Federal income taxes
  at statutory rate                 35.00%     35.00%     35.00%
State income tax net of
  federal benefits                   4.82%      5.01%      5.20%
Benefits of ESOP dividends          (0.29%)    (1.29%)    (1.37%)
Other                               (0.10%)    (0.20%)     0.42%
                                   -------     ------     ------
                                    39.43%     38.52%     39.25
                                   =======     ======     ======
--------------------------------------------------------------------------------


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

Loan repayments were made with dividends on allocated and unallocated shares held by the Plan and with Company contributions. All shares were allocated within the term of the loan. Members were allocated shares of Longs' common stock equal in value to the cash dividends on their allocated shares used to repay the loan. The Company has no obligation to repurchase outstanding shares held by the Plan. Periodically, the Company has been willing to repurchase shares to provide the Plan with needed liquidity. Plan shares of the leveraged Employee Stock Ownership Plan (ESOP) were as follows:


--------------------------------------------------------------------------------
Fiscal Year                                2000          1999
--------------------------------------------------------------------------------
Allocated shares                      1,393,728     1,294,670
Unallocated shares                            -        99,058
                                      ---------     ---------
Total                                 1,393,728     1,393,728
                                      =========     =========
--------------------------------------------------------------------------------


Loan payments were made in equal quarterly installments of $930,000, which includes interest at 8.4% per year. Dividends paid to the Plan, and used in part to repay principal and interest on the loan totaled $4.0 million for fiscal years 2000, 1999 and 1998. The loan was entirely paid as of March 1999 and there are no further obligations under this plan.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of the Company's current assets, current liabilities and long-term debt approximates the estimated fair value.

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

The company has a Restricted Stock Award program in which certain individuals may be granted stock in the Company, with some restrictions. Recipients have voting rights to the shares and dividends are credited to the shares during the restriction period. However, transfer of ownership of the shares is dependent on continued employment for periods of one to five years. The portion not yet expensed for this program ($4.4 million) at January 27, 2000 has been netted against Additional Capital. During fiscal years 2000, 1999, and 1998, the shares awarded under this program were 101,720, 122,250, and 90,140, respectively.

During fourth quarter fiscal 2000, the Board of Directors authorized a plan to repurchase up to two million shares of the Company's outstanding common stock. This authorization replaces a previous authorization that expired November 1999. There were no repurchases of common stock from the open market during fiscal years 2000 or 1999. During fiscal 1999, 105,000 common shares were purchased from the Profit Sharing Plan at market values totaling $3.4 million. There were no such repurchases during fiscal 2000.

RXAMERICA

In November 1997, Longs Drug Stores and American Drug Stores, Inc. (now Albertson's) merged their pharmacy benefit management (PBM) subsidiaries and pharmacy mail order operations. Most of the benefit of the joint venture is recognized on a per claim basis to the store filling a prescription. Remaining net operating income or losses is shared equally and were not material to operations in fiscal years 2000, 1999 or 1998. In consideration of Longs 50% interest in the joint venture, Longs contributed $5.0 million in cash, a note payable for $13.2 million, and assets totaling $1.6 million.

ACQUISITIONS

During July 1998, the Company completed its acquisition of Western Drug Distributors, Inc. (Western). As a Drug Emporium franchise, Western operated 20 stores, 18 in Washington, mainly in the greater Seattle/Tacoma area, and two in the Portland, Oregon area. The transaction was accounted for as a purchase and results of operations for the former Western stores are included with those of the Company since completion of the acquisition. The goodwill associated with the transaction is being amortization over twenty-five years using the straight-line method.

In October 1999, the Company completed the net acquisition of 31 stores (32 stores were acquired and one store was closed) located in California from the Rite Aid Corporation. These stores contributed approximately $66 million in sales to fiscal year 2000. The total purchase price of the acquisition was approximately $150 million. Goodwill of $98 million associated with this transaction is being amortized over 25 years using the straight-line method.

LEGAL MATTERS

The Company is a defendant in a purported class action lawsuit alleging that the Company improperly characterized certain employees as managers to avoid the obligation of paying them the overtime premium required for non-exempt employees. The Company has engaged in discussions with the counsel for the purported class representatives about the case and the possible terms on which it could be resolved. It is not clear, as a result of these discussions, that the case can be resolved short of litigating the substantive and procedural matters of the case, which process could extend over many months and years. Nonetheless, if the case were to be resolved short of completing such litigation, this resolution could occur at virtually any time and the Company could incur a charge in the quarter in which the resolution occurs. In addition, the Company may be required to utilize cash to fund any such resolution. The Company is not able at this time to predict the outcome of completed litigation of this matter and does intend to vigorously defend itself in this action.

The Company is also subject to various lawsuits and claims arising out of its businesses. In the opinion of management, after consultation with counsel, the disposition of these matters is not likely to have a material adverse effect, individually or in the aggregate, on the Company's financial position, results of operations, or liquidity.


QUARTERLY FINANCIAL DATA (UNAUDITED)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                    Earnings           Dividends        Stock
Thousands except                               Gross                 Net               Per                Per           Price
per share data            Sales               Profit               Income         Diluted Share          Share          Range
---------------------------------------------------------------------------------------------------------------------------------
Quarter 1              $  869,430            $228,515              $16,350               $0.42           $.14           $29-39
Quarter 2                 884,518             232,749               16,364                0.42            .14            34-37
Quarter 3                 866,851             231,937               12,376                0.32            .14            26-35
Quarter 4               1,051,614             281,443               23,884                0.60            .14            21-28
                       ----------            --------              -------               -----           ----           ------
FYE 2000               $3,672,413            $974,644              $68,974               $1.76           $.56           $21-39
                       ==========            ========              =======               =====           ====           ======

Quarter 1                 752,799             201,964               14,190                 .37            .14            28-34
Quarter 2                 786,795             211,106               14,850                 .38            .14            27-31
Quarter 3                 808,285             213,756               10,984                 .28            .14            26-44
Quarter 4                 919,025             242,434               23,334                 .61            .14            32-41
                       ----------            --------              -------               -----           ----           ------
FYE 1999               $3,266,904            $869,260              $63,358               $1.64           $.56            26-44
                       ==========            ========              =======               =====           ====           ======


INDEPENDENT AUDITORS' REPORT

Longs Drug Stores Corporation:

We have audited the accompanying consolidated balance sheets of Longs Drug Stores Corporation and its subsidiary (the "Company") as of January 27, 2000 and January 28, 1999, and the related statements of consolidated income, consolidated stockholders' equity and consolidated cash flows for each of the three fiscal years in the period ended January 27, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 27, 2000 and January 28, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 27, 2000 in conformity with generally accepted accounting principles.

March 8, 2000


FIVE YEAR SELECTED FINANCIAL DATA
-------------------------------------------------------------------------------------------------------------------
Fiscal (Thousands except per share data)      2000            1999            1998             1997            1996
-------------------------------------------------------------------------------------------------------------------

Sales                                       $3,672,413     $3,266,904     $2,952,921     $2,828,338     $2,664,376
Net Income                                      68,974         63,358         57,726         58,612         46,228(1)
Net Income per Diluted Share                      1.76           1.64           1.49           1.50           1.15(1)
Dividends per Share                                .56            .56            .56            .56            .56
Total Assets                                 1,270,323      1,025,130        946,289        879,649        853,557

-------------------------------------------------------------------------------------------------------------------


(1) Includes $14 million lawsuit settlement in fiscal year 1996, reducing the after-tax net income by $8.4 million, or $.21 per share.

BOARD OF DIRECTORS AND OFFICERS OF LONGS

BOARD OF DIRECTORS
Robert M. Long
Chairman of the Board

Richard M. Brooks*
Financial Consultant

William L. Chenevich
Vice Chairman
FIRSTAR

William G. Combs
Vice President, Administration (retired)

Mary S. Metz, Ph.D.*
President
S.H. Cowell Foundation

Ronald A. Plomgren
Senior Vice President, Development
and Chief Financial Officer (retired)

Stephen D. Roath
President and Chief Executive Officer

Gerald H. Saito
Senior Vice President/District Manager

Harold R. Somerset*
Business Consultant

Donald L. Sorby, Ph.D.*
Pharmaceutical Consultant

Thomas R. Sweeney
Vice President/District Manager (retired)

Frederick E. Trotter*
President,
F.E. Trotter Inc.

Anthony G. Wagner
Executive Administrator
Community Health Network of San Francisco

SENIOR OFFICERS OF LONGS DRUG STORES CALIFORNIA, INC.

Robert M. Long**
Chairman of the Board

Stephen D. Roath**
President and Chief Executive Officer

Martin A. Bennett
Senior Vice President, Marketing

Bill M. Brandon
Senior Vice President/Region Manager

Terry D. Burnside
Senior Vice President,
Marketing and Business Development

Jim L. Famini
Senior Vice President/Region Manager

David J. Fong
Senior Vice President, Pharmacy

Orlo D. Jones**
Senior Vice President, Properties
and Secretary

Brian E. Kilcourse
Senior Vice President,
Chief Information Officer

Ronald E. Lovelady
Senior Vice President/Region Manager

Gerald H. Saito
Senior Vice President/District Manager

Dan R. Wilson
Senior Vice President,
Pharmacy and Business Development

OFFICERS OF LONGS DRUG STORES
CALIFORNIA, INC.

Bruno N. Amedore
Vice President/District Manager

Les C. Anderson
Vice President, Administration

Charles M. Armstrong
Vice President/District Manager

Al A. Arrigoni
Vice President, Construction
and Assistant Secretary

Steve W. Fryslie
Vice President/District Manager

Larry C. Gherlone
Vice President/District Manager

Robert R. Hansen
Vice President, Pharmacy Operations

Dick Johnston
Vice President/District Manager

A. Lee Klein
Vice President,
Business Information Services

David R. Klinzman
Vice President,
Enterprise Operations Services

Brad G. McTeer
Vice President/District Manager

John R. Nunes
Vice President, Human Resources

Sal Petrucelli
Vice President/District Manager

Larry P. Prato
Vice President/District Manager

Michael K. Raphel
Vice President, Real Estate
and Assistant Secretary

Clay E. Selland**
Vice President, Treasurer
and Assistant Secretary

Martine A. Stephenson
Vice President/District Manager

W. Allan Torres
Vice President/District Manager

Randy C. Vipond
Vice President/District Manager

Grover L. White**
Vice President, Controller
and Assistant Secretary

Bob W. Wilson
Vice President/District Manager

TRANSFER AGENT & REGISTRAR

Chasemellon Shareholder Services LLC
P.O. Box 3315
South Hackensack, NJ 07606-1915

1-888-213-0886

www.chasemellon.com

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

ANNUAL MEETING

The Company's annual meeting of stockholders will be held at 11:00 a.m., on May 16, 2000, at the Regional Center for the Arts, 1601 Civic Drive, Walnut Creek, CA. All stockholders are cordially invited to attend.

Forward-Looking Information

This report contains certain forward-looking statements regarding the Company's expected performance for future periods including same store sales, new store openings, and potential acquisition. Actual results for such periods may materially differ. Such forward-looking statements involve risks and uncertainties, including risks of changing market conditions in the overall economy and the retail industry, consumer demand, the opening of new stores, completion of the acquisition, actual advertising expenditures by the Company, the success of the Company's advertising and merchandising strategy and other factors detailed from time to time in the Company's annual and other reports filed with the Securities and Exchange Commission. Design: Heiney & Craig, Inc., San Francisco

*Member of Audit Committee

**Also an officer of

Longs Drug Stores Corporation